Draft registration statement as confidentially submitted to the U.S. Securities and Exchange Commission on April 21, 2025. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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MCLAREN INTERNATIONAL HOLDINGS LIMITED

(Exact Name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s Name into English)

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Cayman Islands	8742	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Unit 1708-09, 17/F, Shui On Centre,

6 - 8 Harbour Road, Wan Chai, Hong Kong
Tel: +852 3489 6586

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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[COGENCY GLOBAL INC.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1-800-221-0102]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

––––––––––––––––––––––––––––––––––––––

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR Telephone: +852-3923-1111	[●]

––––––––––––––––––––––––––––––––––––––

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Emerging growth company. ☒

If an emerging growth company that prepares its consolidated financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (SUBJECT TO COMPLETION) DATED APRIL [●], 2025

MCLAREN INTERNATIONAL HOLDINGS LIMITED

[●]

Class A Ordinary Shares

This is the initial public offering of [*] Class A Ordinary Shares, par value $[*], of Mclaren International Holdings Limited (“Class A Ordinary Shares”). Prior to this Offering, there has been no public market for our Class A Ordinary Shares. It is currently estimated that the initial public offering price per share will be between $[*] and $[*]. We have applied to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[●].” We cannot guarantee that we will be successful in listing our Class A Ordinary Shares on Nasdaq. This offering is conditioned upon the successful listing of our Class A Ordinary Shares on the Nasdaq Capital Market. If the Nasdaq Capital Market does not approve our listing application this initial public offering will be terminated.

Immediately after this offering, assuming an offering size as set forth above, Tan Haiping will hold in aggregate approximately [●]% of our total issued and outstanding Shares, representing [*]% of our total voting power, assuming the underwriters do not exercise their over-allotment option.

As long as Tan Haiping holds more than 50% of our voting power, she will exercise control over and can decide on all matters requiring shareholder approval or matters which may be approved by shareholders under the Company’s Memorandum and Articles of Association by virtue of her controlling ownership in the Company, including the election of directors, amendment of memorandum and articles of association, and approval or disapproval of major corporate transactions, such as a change in control, a transaction with take-over effect, merger, consolidation, or sale of assets. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. See section titled “Prospectus Summary — Implications of Being a Controlled Company”.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Our Being an “Emerging Growth Company” and “Risk Factors” on pages [*] and [*], respectively.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders including the election of directors, amendment of memorandum and articles of association, and approval of major corporate transactions, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of ordinary shares, Tan Haiping, our Chief Financial Officer and controlling shareholder, will beneficially own approximately [*]% of our issued and outstanding share capital, and approximately [*]% aggregate voting power of our Company immediately following the completion of this Offering, assuming that the underwriters do not exercise their over-allotment option. The interests of our Controlling Shareholder may not coincide with your interests, and she may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholder differ from your interests, you may be disadvantaged by any action that she may seek to pursue. See “Risk Factor — Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.”

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because our controlling shareholder will own 15,700 Class A Ordinary Shares and 50,000 Class B Ordinary Shares, representing approximately [*]% of our total issued and outstanding ordinary shares, and representing approximately [*]% of the total voting power, assuming the underwriters do not exercise their over-allotment option. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers. See section titled “Risk Factors — Risks Related to Our Shares — Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.”

We are not a Hong Kong operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating companies in Hong Kong, Mclaren Consultancy Limited (“Mclaren” ), and the subsidiary of Mclaren, Here Hear Companies Limited (“Here Hear”, and together with Mclaren, the “Hong Kong Subsidiaries”). This is an offering of the Class A Ordinary Shares of Mclaren International Holdings Limited (“Mclaren International”), the holding company in the Cayman Islands, instead of the Class A Ordinary Shares of Mclaren. References to the “Company”, “we”, “us”, and “our” in the prospectus are to Mclaren International, the Cayman Island entity that will issue the Class A Ordinary Shares being offered. References to “Mclaren” and “Here Hear” are to the HK entities operating the business and generating all the revenue and profit stated in the consolidated financial statements of the Company. The Company owns 100% of Mclaren and the subsidiary of Mclaren, Here Hear. Investors in our Class A Ordinary Shares should be aware that they may never hold equity interests in the Hong Kong Subsidiaries directly. Investors are purchasing equity solely in Mclaren International, our Cayman Islands holding company, which directly owns equity interests in the Hong Kong Subsidiaries. Because of our corporate structure as a Cayman Islands holding company with operations conducted by Hong Kong Subsidiaries, an investment in our Class A Ordinary Shares involves unique risks to investors. Our operating subsidiaries are held by Mclaren International, and we currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in China. Nevertheless, in the event that the PRC regulatory authorities disallow our business structure, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability and to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Because our operations are primarily located in Hong Kong and some of our clients are PRC individuals and corporations, we may be subject to unique risks due to uncertainty of the interpretation and the application of the PRC laws and regulations. We are also subject to the risks of uncertainty about any future actions of the Chinese government or authorities in Hong Kong in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

•could result in a material change in our operations and/or the value of our Class A Ordinary Shares;

•could significantly limit or completely hinder our ability to continue our operations;

•could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors; and

•may cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

We are aware that recently, the PRC government had initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China with little advance notice, including cracking down an illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cyber securities reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could result in a material change in our operations and/could significantly limit or completely hinder our ability to complete this offering or cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listing by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Requirements: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application. The Company understands that as of the date of this prospectus, the Group has no operations in China and is not required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. While the Group has no current operations in China, should we have any future operations in China and should we (i) fail to receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the Cyberspace Administration of China (the “CAC”) or other PRC regulatory agencies. These regulatory agencies may also impose fines and penalties on our operations in China, as well as limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business as well as the trading price of our Class A Ordinary Shares. We may be required to restructure our operations to comply with such regulations or potentially cease operations in the PRC entirely. The CSRC, the CAC or other PRC regulatory agencies also be take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Class A Ordinary Shares. In addition, if the CSRC, the CAC or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any action taken by the PRC government could significantly limit or completely hinder our operations in the PRC and our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Our current auditor, J & S, Associate PLT an independent registered public accounting firm that is headquartered in Malaysia, is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”). Although we believe that the Holding Foreign Companies Accountable Act (the “HFCA Act”) and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of or amendments to the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China. A potential consequence is that our securities are delisted by the exchange on which our securities are listed.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

Furthermore, as more stringent criteria, including the HFCA Act have recently been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”), our Class A Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the PRC, because of positions taken by PRC authorities in those jurisdictions (the “Determination”). The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuers audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, consistent with the HFCA Act and PCAOB will be required to reassess its determinations by the end of 2022. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

Our auditor, J&S Associate PLT, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, and has been subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. J&S Associate PLT is headquartered in Malaysia and has been inspected by the PCAOB and as of the date of this prospectus, our auditor is not subject to and not affected by the PCAOB’s February 2024 determination report. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, such as the PRC authorities, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities.

On August 26, 2022, CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuers audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by the then President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act from three years to two. See “Risk Factors — Risks Related to Doing Business in Hong Kong — Although the audit report included in this prospectus is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NASDAQ Capital Market, may determine to delist our securities. Furthermore, on December 29, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.” on page 27. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

As a holding company with no material operations of our own, we conduct all of our operations in Hong Kong through our Hong Kong Subsidiaries. Although other means are available for us to obtain financing at the holding company level, Mclaren International’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by our Hong Kong Subsidiaries.

As a holding company, Mclaren International is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong, Mclaren and Here Hear through loans or capital contributions without restrictions on the amount of the funds so provided. Mclaren International’s subsidiaries are permitted under the respective laws of Hong Kong through dividend distributions: without restrictions on the amount of the funds. If any of Mclaren International’s subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to Mclaren International. As of the date of this prospectus, our subsidiaries have not experienced any difficulties or limitations on their ability to transfer cash between each other; nor do they maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. There can be no assurance that the PRC government will not intervene or impose restrictions to prevent the cash maintained in Hong Kong from being transferred out or restrict the deployment of the cash into our business or for the payment of dividends. We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Operating Subsidiary by way of dividend payments. See “Dividend Policy” and “Consolidated Statement of Changes in Shareholders’ Equity” in the Report of Independent Registered Public Accounting Firm for further details.

Please see “Risk Factors” beginning on page [*] of this prospectus for additional information.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See section titled “Prospectus Summary — Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in the Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See section titled “Risk Factors” beginning on page [*] of this prospectus.

	PER SHARE			TOTAL(4)
Initial public offering price	$	[●]	(3)	$	[●]
Underwriting discounts and commissions(1)(2)	$	[●]		$	[●]
Proceeds, before expenses, to us	$	[●]		$	[●]

____________

(1)The underwriters will receive compensation in addition to the discounts and commissions. For a description of compensation payable to the underwriters, see “Underwriting” beginning on page 121.

(2)Does not include a non-accountable expense allowance equal to $[●], payable to the underwriters, or the reimbursement of certain expenses of the underwriters. For a description of other terms of compensation to be received by the underwriters, see “Underwriting” beginning on page 121.

(3)Based on an assumed initial public offering price of $[●] per Share, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus

(4)Assumes that the underwriters do not exercise any portion of their over-allotment option.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $[●], exclusive of the above discounts and commissions. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the shares if any such shares are not taken. We have granted the underwriters an option for a period of thirty (30) days after the closing of this offering to purchase up to [●]% of the total number of our Class A Ordinary Shares offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be US$[●]based on an assumed initial public offering price of US$[●]per Ordinary Share, and the total gross proceeds to us, before underwriting discounts and expenses, will be US$[●].

If we complete this offering, net proceeds will be delivered to us on the closing date.

The underwriters expect to deliver the Class A Ordinary Shares to purchasers against payment on            , 2025.

Prospectus dated            , 2025

i

For investors outside the United States: neither we nor the underwriters have done anything that would permit this Offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares and the distribution of this prospectus outside the United States.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we nor the underwriters are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of shares. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

•“Class A Ordinary Shares” refers to the Company’s Class A ordinary shares, par value US$0.0001 per share, with 450,000,000 Class A Ordinary Shares authorized and 50,000 Class A Ordinary Shares outstanding as of the date of this prospectus.

•“Class B Ordinary Shares” refers to the Company’s Class B ordinary shares, par value US$0.0001 per share, with 50,000,000 Class B Ordinary Shares authorized and 50,000 Class B Ordinary Shares outstanding as of the date of this prospectus.

•“China” or the “PRC” refers to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

•Depending on the context, “we,” “us,” “our company,” “our,” “the Company” and “Mclaren International” refer to Mclaren International Holdings Limited, a Cayman Islands company that will issue the Class A Ordinary Shares being offered. References to the “Group” refers to Mclaren International Holdings Limited and its subsidiaries.

•“Here Hear” refers to Here Hear Company Limited.

•“Hong Kong” are to Hong Kong Special Administrative Region of the People's Republic of China.

•“HKD” or “HK$” are to the legal currency of Hong Kong. “$” or “U.S. dollars” refers to the legal currency of the United States.

•“Mclaren” refers to Mclaren Consultancy Limited.

•“Mclaren International” refers to Mclaren International Holdings Limited.

•“Securities Act” are to the U.S. Securities Act of 1933, as amended.

•“shares”, “Shares” or “Ordinary Shares” refer to the Class A and Class B Ordinary Shares of Mclaren International Holdings Limited;

•“U.S. dollars,” “dollars,” “US$” or “$” refers to the legal currency of the United States;

This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were calculated at the noon buying rate of US$1 = HK$7.8 (one decimal place) on September 30, 2024, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

The expressions “associated company”, “related corporation” and “subsidiary” shall have the respective meanings ascribed to them in the Companies Act, as the case may be.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Certain of our customers and suppliers are referred to in this prospectus by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Market and Industry Data

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

v

Presentation of Financial and Other Information

Mclaren International Holdings Limited is a holding company registered and incorporated in the Cayman Islands with operations conducted in Hong Kong through its key operating subsidiaries in Hong Kong, Mclaren Consultancy Limited and Here Hear Company Limited using Hong Kong dollars. Mclaren and Here Hear’s reporting currency is Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HK$7.8 (one decimal place) on September 30, 2024, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

All references in this prospectus to “U.S. dollars,” “US$,” “$” and “US$” refer to the currency of the United States of America. Unless otherwise indicated, all references to currency amounts in this prospectus are in US$.

We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

Impact of COVID-19

The COVID-19 pandemic has had a profound and lasting impact on the global economy, with significant repercussions across industries, including the human capital solutions sector. In 2022 and early 2023, the resurgence of COVID-19 outbreaks and the associated public health measures adversely affected our business operations, leading to disruptions in client demand and workforce availability, which negatively impacted our financial performance during that period. However, as global vaccination rates increased and public health measures were progressively eased by the end of 2022 and throughout 2023, the human capital solutions industry began to recover. This recovery was further supported by the widespread adaptation to hybrid work models, increased digital transformation, and the growing emphasis on workforce flexibility and resilience.

As of 2024, the global economy has largely transitioned to a post-pandemic environment, with COVID-19 now endemic in most regions. While the immediate crisis phase of the pandemic has subsided, its long-term effects continue to shape the human capital solutions industry. The accelerated adoption of remote work technologies, the reconfiguration of workplace dynamics, and the heightened focus on employee well-being and retention have created both opportunities and challenges for our business. We have leveraged these trends to enhance our service offerings and expand our market presence, positioning ourselves to capitalize on the evolving needs of our clients.

Nevertheless, the potential for future COVID-19 variants or other public health crises remains a risk factor. While the likelihood of widespread lockdowns or severe disruptions akin to those experienced in 2020-2022 has diminished, any resurgence of the virus or similar health emergencies could adversely affect the human capital solutions industry and our operations. The extent of such impact would depend on factors beyond our control, including the severity and duration of any future outbreaks, the effectiveness of public health responses, and the broader economic environment.

As of the date of this prospectus, while the direct impact of COVID-19 on our business has significantly decreased, the long-term implications of the pandemic continue to influence market dynamics and client behavior. We remain vigilant in monitoring developments and adapting our strategies to navigate potential risks and capitalize on emerging opportunities in a rapidly evolving landscape.

See “Risk Factors — Risks Related to Our Business— Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Impact of COVID-19 On Our Operations.”

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy our Class A Ordinary Shares. This prospectus also contains information and statistics relating to China’s economy and the industries in which we operate which are derived from various publications issued by market research companies and the PRC governmental entities, and have not been independently verified by us, the underwriter or any of its respective affiliates or advisers. The information in such sources may not be consistent with other information compiled in or outside of China.

Overview

Mclaren International Holdings Limited (“Mclaren International”) is a holding company incorporated as an exempted company on March 20, 2025 under the laws of the Cayman Islands. We operate all of our business through our subsidiaries in Hong Kong, namely Mclaren Consultancy Limited (“Mclaren”) and Here Hear Company Limited (“Here Hear”).

Operated in Hong Kong, we are a human resources and business solutions provider, specializing in offering comprehensive human capital solutions and business consultancy services in three principal sectors, namely (i) recruitment services, (ii) immigration consultancy services, and (iii) environmental, social and governance (“ESG”) consultancy services. We primarily focused on talent sourcing, business consulting, brand planning and marketing activities, position outsourcing, outplacement, immigration consultation and the provision of integrated solutions for ESG matters to customers. Our primary market is in Hong Kong and our diverse clientele includes large corporate entities, small and medium-sized businesses, as well as high net worth individuals across a spectrum of industries.

Mclaren is our operating subsidiary in Hong Kong dedicated to the offering of recruitment services and immigration consultancy services. It has a team of eight members with recruitment professionals and business operation specialists to deliver tailored and top-tier services to meet the diverse needs of our clients in human resources and business transformation and branding.

Here Hear is our another operating subsidiary in Hong Kong committed to providing consultancy services in immigration and ESG. With a team of three expert members, Hear Here specializes in offering consultation services and delivering personalized solutions for immigration applications for individuals and ESG management guidance for organizations.

Since our establishment of Mclaren in 2013, we have been engaging in talent sourcing and established an outstanding track record in connecting business with high-end talents across diverse industries. With an in-depth understanding of Hong Kong’s regional job market and talent landscape, we deliver efficient and professional human resources solutions, ensuring our clients secure outstanding talents to fuel their teams’ success and development. Leveraging over ten years of industrial experience and expertise in Hong Kong, we have expanded our services to include consulting services in business transformation and branding, immigration and ESG. By offering personalized solutions to each client, we foster a collaborative journey where we work with clients to align their business models, achieve their goals, and drive transformative outcomes.

In this Group, Tan Haiping, as the Chief Financial Officer (CFO) and a director, oversees the financial health and strategic direction of the company. Her responsibilities include managing financial planning, budgeting, and reporting, ensuring compliance with regulatory requirements, and driving the Group’s long-term financial sustainability. As sole director, she also plays a pivotal role in governance and decision-making. Meanwhile, Lam Pak Chung, the Chief Executive Officer (CEO), is responsible for the day-to-day operations and overall execution of the Group’s business strategy. He focuses on business development, client relationships, and ensuring the effective delivery of the Group’s three revenue streams: Recruitment and Outsourcing, Immigration Consultancy Services, and ESG Consultancy Services. Together, they form a leadership team that balances financial oversight with operational excellence.

Our Competitive Strengths

We believe our main competitive strengths are as follows:

•Experienced management team

•Solid customer base and established reputation

•Comprehensive recruiting database with extensive talent pool

•Sustainable growth through diversified revenue streams

Our Business Strategies and Future Plans

•Expand our business operation in Southeast Asia and overseas

•Strengthen brand visibility and expand talent pool

•Invest in technologies and enhance business operational efficiency

•Expansion of in-house team of consulting experts

Our Corporate Structure and History

The following diagram illustrates the ownership structure of our corporate structure and identifies our subsidiaries (i) as of the date of this prospectus and (ii) after giving effect to the Offering:

The above change assumes an offering of [●] Class A Ordinary Shares and assumes no exercise by the underwriters of their over-allotment option.

Subsidiary Name	Background	Ownership
Mclaren Consultancy Limited (“Mclaren”)	Hong Kong Operating subsidiary of the Company Incorporated on April 11, 2013 Provision of Consultancy services	100% held by Mclaren International Holdings Limited
Here Hear Company Limited	Hong Kong Operating subsidiary of Mclaren Incorporated on December 16, 2016 Provision of Consultancy services	100% held by Mclaren

Mclaren International Holdings Limited, the issuer in this Offering, was incorporated in the Cayman Islands on 20 March 2025 as an exempted company. The Group first began operations in 2013 through its operating subsidiary, Mclaren Consultancy Limited.

Mclaren Consultancy Limited was incorporated as a limited company in Hong Kong on April 11, 2013.

Here Hear was incorporated as a limited company in Hong Kong on December 16, 2016.

On April 13, 2025, the Company’s authorized share capital was re-designated from 500,000,000 Ordinary Shares with a par value of US$0.0001 per share into 500,000,000 ordinary shares with a par value of US$0.0001 per share, consisting of 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares.

Our Controlling Shareholder, Tan Haiping, our Chief Financial Officer, beneficially owns 15,700 Class A Ordinary Shares and 50,000 Class B Ordinary Shares in issue and outstanding, all of which are held by Lucky Cheer Group Limited, which represents 65.7% our total issued and outstanding share capital and [96.7]% of our aggregate voting power as of the date of this prospectus assuming the underwriters do not exercise their over-allotment option.

Corporate Information

Our principal office is Unit 1708-09, 17/F, Shui On Centre, 6 - 8 Harbour Road, Wan Chai, Hong Kong. The telephone number of our principal office is +852 3489 6586. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our corporate website is https://www.mclarenconsultancy.com/. Information contained on our website does not constitute part of this prospectus.

Transfers of Cash To and From Our Subsidiaries

During the years ended September 30, 2024 and 2023, there were no transfers of cash among Mclaren International and its subsidiaries in the form of dividends. Mclaren and Here Hear did not declare and pay any dividends during the years ended September 30, 2024, and 2023.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong Subsidiaries, by way of dividend payments.

Mclaren International is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong, Mclaren and Here Hear through loans or capital contributions without restrictions on the amount of the funds so provided. Mclaren and Here Hear are permitted under the laws of Hong Kong to provide funding to Mclaren International through dividend distribution without restrictions on the amount of the funds so provided.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Cayman Islands Act and our Memorandum and Articles of Association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, we are solvent before and after the dividend payment in the sense that we will be able to satisfy our liabilities as they become due in the common course of business and the value of assets of our Company will not be less than the sum of our total liabilities.

Under Hong Kong law, dividends can only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Mclaren International is a Cayman Islands company, and Mclaren and Here Hear are both Hong Kong companies. There are no restrictions on foreign exchange and there are no limitations on the abilities of Mclaren International to transfer cash to or from Mclaren and Here Hear or to investors under Hong Kong Law. There are currently no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between Mclaren International and its subsidiaries (Mclaren and Here Hear), across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries (Mclaren and Here Hear), to Mclaren International and U.S. investors and amounts owed. However, to the extent that cash and/or assets are in Hong Kong or a Hong Kong entity, such cash and/or assets may not be available to fund operations or for other uses outside of Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on the ability of Mclaren International and subsidiaries to transfer cash and/or assets. See “Dividend Policy” and “Risk Factors — Risks Related to Doing Business in Hong Kong — We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” in the Summary Risk Factors section and the Risk Factors section for further information.

Since the only transfer of cash among Mclaren International and its subsidiaries have been in the form of dividends and there currently are no limitations on the abilities of Mclaren International to transfer cash to or from Mclaren and Here Hear or to other investors under Hong Kong Law, Mclaren International Holdings Limited has not established cash management policies that dictate how funds are transferred. See “Dividend Policy”, “Risk Factors — We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business”, Summary Consolidated Financial Data and

Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm for more information.

Enforcement of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as a Cayman Islands company. Substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents in Hong Kong and substantially all of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors. See “Risk Factors — Risks Related to Doing Business in Hong Kong— You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.” for more information.

We have appointed [Cogency] as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

Ogier, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers to impose liabilities predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the federal securities laws of the United States or the securities law of any state in the United States.

There is uncertainty with regard to Cayman Islands law as to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands are also unlikely to recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. We have been advised by Ogier that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, in certain circumstances the courts of the Cayman Islands may recognize such judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary if fresh proceedings are brought in the Cayman Islands to enforce that judgment, provided such judgment: provided that (i) is not in respect of penalties, fines, taxes or similar fiscal or revenue obligations of the Company; (ii) is final and for a liquidated sum; (iii) was not obtained in a fraudulent manner; (iv) is not of a kind the enforcement of which is contrary to the public policy in the British Virgin Islands; (v) is not contrary to the principles of natural justice; and (vi) provided that the courts of federal or state courts of the United States had jurisdiction in the matter and the Company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process.

Non-money judgments from a foreign court are not directly enforceable in the Cayman Islands. However, it is possible for a non-money judgment from a foreign court to be indirectly enforced by means of a claimant bringing an identical action in the courts of the Cayman Islands in respect of which a non-money judgment has been made by a foreign court. In appropriate circumstances, the courts of the Cayman Islands may give effect to issues and causes of action determined by the foreign court, such that those matters need not be retried.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

Loeb & Loeb LLP, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Implications Of Being An Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis;”

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay”, “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications Of Being A Foreign Private Issuer

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions of the Exchange Act that are applicable to United States domestic public companies.

For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation Fair Disclosure aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        our officers, directors and principal shareholders are not required to comply with Section 16 of the Exchange Act requiring them to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s notification of non-compliance requirement (Rule 5625), the voting rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our Executive Officers or members of our Supervisory Board are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer and will continue to be permitted to follow our home country practice on such matters.

Dual-Class Nature

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders including the election of directors, amendment of memorandum and articles of association, and approval of major corporate transactions, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of Class A Ordinary Shares, Tan Haiping, our Chief Financial Officer and Controlling Shareholder, will beneficially own approximately [*]% of our issued and outstanding share capital and approximately [*]% of the aggregate voting power of our Company immediately following the completion of this Offering, assuming that the underwriters do not exercise their over-allotment option. The interests of our Controlling Shareholder may not coincide with your interests, and she may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholder differ from your interests, you may be disadvantaged by any action that they may seek to pursue. See “Risk Factor — Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.”

Implications of Being a Controlled Company

Controlled companies are exempt from the majority of independent director requirements. Controlled companies are subject to an exemption from Nasdaq standards requiring that the board of a listed company consist of a majority of independent directors within one year of the listing date.

Public Companies that qualify as a “controlled company” with securities listed on the Nasdaq, must comply with the exchange’s continued listing standards to maintain their listings. Nasdaq has adopted qualitative listing standards. Companies that do not comply with these corporate governance requirements may lose their listing status. Under the Nasdaq rules, a “controlled company” is a company with more than 50% of its voting power held by a single person, entity or group. Under Nasdaq rules, a “controlled company” is exempt from certain corporate governance requirements including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that a listed company have a nominating and governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee and compensation committee.

Controlled companies must still comply with the exchange’s other corporate governance standards. These include having an audit committee and the special meetings of independent or non-management directors.

Immediately after completion of this offering, our Haiping Tan will own [*]% of our total issued and outstanding Class A Ordinary Shares, representing [*]% of the total voting power, assuming that the underwriters do not exercise their over-allotment option, or [*]% of our total issued and outstanding Class A Ordinary Shares, representing [*]% of the total voting power, assuming that the over-allotment option is exercised in full. As a result, we will be a “controlled company” as defined under Nasdaq Listing Rule 5615(c) because our Controlling Shareholder will hold more than 50% of the voting power for the election of directors, and our Controlling Shareholder may have the ability to determine matters requiring approval by shareholders. As a “controlled company”, we are permitted to elect not to comply with certain corporate governance requirements. If we elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors, our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the offering, and you would not have the same protection afforded to shareholders of companies that are subject to Nasdaq’s corporate governance rules

Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers. See section titled “Risk Factors — Risks Related to Our Shares — Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.” for more information.

SUMMARY RISK FACTORS

Our prospectus should be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by similar companies. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more carefully in the section titled “Risk Factors.”

Risks Related to Doing Business in Hong Kong (for a more detailed discussion, see “Risk Factors — Risks Related to Doing Business in Hong Kong” beginning on page [●] of this prospectus)

●Although the audit report included in this prospectus is prepared by U.S. auditors who is under regular inspection by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NASDAQ Capital Market, may determine to delist our securities. Furthermore, on December 29, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

●Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

●We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiaries.

●We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong operating subsidiaries’ business and financial condition.

●Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operating subsidiaries’ operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operating subsidiaries’ operations and/or the value of the Shares.

●It may be difficult for overseas and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

●Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

●Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.

●There are political risks associated with conducting business in Hong Kong.

●We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

●Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

●You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

●Certain judgments obtained against us by our shareholders may not be enforceable.

●Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside.

●Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy-related laws, regulations and governmental orders may entail significant expenses and could materially affect our business

Risks Related to Our Business (for a more detailed discussion, see “Risk Factors — Risks Related to our Business” beginning on page [●] of this prospectus)

●Our financial performance is dependent on our ability to continually secure demand for our services. We can give no assurance that we will be able to source a reliable supply of personnel to take up assignments to meet clients’ demand; such uncertainty could affect our business and financial performance.

●We may not be able to completely match the quality of personnel with the requirements of our clients which may negatively affect demand for our services.

●We have no guarantee over the quality of services provided by the personnel being placed which may negatively affect our reputation and demand for our services.

●Absence of long-term service contracts with our clients may create difficulties in projecting our clients’ need for our services and any resulting failure to meet demand from our clients in a timely manner may affect our business and financial performance.

●Our revenue can vary subject to the hiring needs of our customers from time to time.

●We have a customer concentration, with a limited number of customers accounting for a significant portion of our total revenue. If we are unable to retain a broad group of existing customers, lose one or more significant customers, or fail to attract new customers, our results of operations could suffer.

●Complaints from our clients may affect our reputation and our ability to retain our existing clients and secure new clients.

●Any negative publicity, allegations, complaints or claims made against us may adversely affect our reputation, business, financial position, results of operations and price of our Shares.

●Our insurance coverage may not be sufficient to cover all losses or potential claims from our clients which losses could affect our business, financial condition and results of operations.

●Possible third parties’ claims or lawsuits arising from the negligence of personnel placed by us may affect our business, financial condition and results of operations.

●We could be harmed by improper disclosure or loss of sensitive or confidential employee or customer data, including personal data.

●Our services depend on the reliability of computer systems maintained by us or our outsourcing vendors and the ability to implement, maintain and upgrade our information technology and security measures.

●There is no assurance that we can generate sufficient cash flow from operating activities and/or obtain external financing in the future to meet our operational needs.

●We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

●We are subject to claims against us in relation to our sales contracts or operations.

●We have significant working capital needs and if we are unable to satisfy those needs from cash generated from our operations or borrowings under our debt instruments, we may not be able to continue our operations.

●We are exposed to credit risks of our customers.

●We depend on attracting, integrating, managing, and retaining qualified internal personnel.

●We are dependent on our management team.

●Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

●We operate in an intensely competitive and rapidly changing business environment, and there is a substantial risk that our services could become obsolete or uncompetitive.

●We may be subject to litigation, claims or other disputes.

●We are dependent on external financing to support our business growth.

●We may default on our obligations under our credit facilities.

●We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks by third parties.

●Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

●We may make acquisitions which could divert the attention of management and which may not be integrated successfully into our existing business.

Risks Related to Our Corporate Structure (for a more detailed discussion, see “Risk Factors — Risks Related to Our Corporate Structure” beginning on page [●] of this prospectus)

•Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

•Our corporate actions will be substantially controlled by Tan Haiping, our Chief Financial Officer and Controlling Shareholder, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your shares and materially reduce the value of your investment.

•We are incorporated under the law of the Cayman Islands and conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the U.S. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

Risks Related to Our Shares (for a more detailed discussion, see “Risk Factors — Risks Related to Our Shares” beginning on page [●] of this prospectus)

●There has been no public market for our Shares prior to this offering; if an active trading market does not develop you may not be able to resell our Shares at any reasonable price.

●Our Shares price may never trade at or above the price in this offering.

●The IPO price for our Shares may not reflect their actual value.

●Volatility in our Share price may subject us to securities litigation.

●Our Shares are expected to initially trade under $5.00 per Share and thus would be known as a penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Shares.

●If we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

●Certain recent IPOs of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

●Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under the Rule 144.

●If you purchase our Shares in this offering, you will incur immediate and substantial dilution in the book value of your Shares.

●Our Controlling Shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

●Nasdaq Capital Market may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

●Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

●Investors may have difficulty enforcing judgments against us, our directors and management.

●The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the U.S.

●Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

●Our status as a foreign private issuer under the Nasdaq Capital Market Company Guide will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq Capital Market corporate governance listing standards applicable to a U.S. domestic Nasdaq Capital Market listed company.

●We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●We will incur increased costs as a result of being a public company.

●Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

●We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

●We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

●There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

Recent Regulatory Development in China

We are aware that, recently, certain laws and regulations especially regarding the cyber security and listing overseas of China-based companies have been issued and taken effect.

Cybersecurity Laws

On December 28, 2021, the CAC, the National Development and Reform Commission (the “NDRC”), and several other administrations jointly adopted and published the new Measures for Cybersecurity Review (“New Measures”), which came into effect on February 15, 2022. Under the New Measures, (i) where a critical information infrastructure operator procures network products and services, it shall anticipate the national security risks that may be posed by the products and services once they are put into use. Those that affect or may affect national security shall be reported to the Cybersecurity Review Office for cybersecurity review; (ii) online platform operators controlling personal information of more than one million users, which are listing in a foreign country, must apply for cybersecurity review with the Cybersecurity Review Office; and (iii) the Cybersecurity Review Office will conduct cybersecurity review on critical information infrastructure operators and network platform operators in accordance with the laws if it considers necessary.

Nevertheless, since the New Measures are new, the impact of the New Measures on us shall be subject to the implementation and interpretation thereof. If new rules or explanations were promulgated later requiring that we obtain approvals for this offering and any follow-on offering, we cannot assure you that we will be able to list our Shares on U.S. exchanges, or continue to offer securities to investors, which would materially affect the interest of the investors and cause significantly depreciation of our price of Shares. See “Risk Factors — We are required to obtain approval from PRC authorities to list on overseas stock exchanges and may not be able to complete the filing because the filing materials are incomplete or do not meet the requirements of the CSRC.”

Laws on Offshore Securities Offering

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”), which have become effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, established a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, if an issuer concurrently meets the following conditions, it shall be deemed a domestic enterprise indirectly conducting overseas offering and listing: (i) among the operating revenue, total profits, total assets or net assets of a domestic enterprise in the most recent fiscal year, any index accounts for over 50% of the relevant data in the audited consolidated financial statements of the issuer in the same period, (ii) the main business activities are carried out in China or the main business places are located in China, most senior executives responsible for business operation are Chinese citizens, or their habitual residences are located in the territory of China. The recognition of indirect overseas offering and listing of domestic enterprises shall follow the principle of substance over form. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall make filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application.

According to the Trial Measures, our offering will be identified as an indirect overseas issuance and listing by the CSRC, and we shall fulfill the filing procedure with the CSRC as per requirement of the Trial Measures. As of the date of this prospectus, we have submitted our filing materials with the CSRC to fulfill the filing procedure with the CSRC as per requirement of the Trial Measures, and approval from CSRC was obtained by the Company on March 7, 2024. Any failure to obtain or delay in obtaining such approval or completing such procedures for this offering, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or other government authorization for this offering. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the offering from this offering into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the Class A Ordinary Shares offering hereby due to our violation of the Trial Measures or other regulations. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. Any occurrence of such situations could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the shares.

Implications of HFCA Act

Our Class A Ordinary Shares may be prohibited from being trading on a national exchange under the HFCA Act if the PCAOB is unable to inspect our auditor for three consecutive years beginning in 2021.

Our auditor, J&S Associate PLT, is an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections on its audit works to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing.

The SEC adopted rules to implement the HFCA Act and, pursuant to the HFCA Act, the PCAOB issued its report on December 16, 2021, notifying SEC of its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong because of a position taken by one or more authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA Act.

On August 26, 2022, the PCAOB signed the SOP Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreements established a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. On June 22, 2021, the U.S. Senate passed Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A Ordinary Shares may be prohibited from trading or delisted. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Regulatory Approval of the PRC and Hong Kong

We have been advised by Loeb & Loeb LLP, our U.S. and Hong Kong counsel, that based on their understanding of the current Hong Kong laws, as of the date of this prospectus, the Company and its subsidiaries Mclaren and Here Hear are not required to obtain any permissions or approvals from Hong Kong authorities before listing in the U.S. and issuing our Class A Ordinary Shares to foreign investors. No such permissions or approvals have been applied for by the Company and its subsidiaries or denied by any relevant authorities. As of the date of this prospectus, Mclaren does not require any requisite permissions or approvals from the Hong Kong authorities to operate their businesses. Each of our Hong Kong subsidiaries have received all requisite permissions or approvals from the Hong Kong authorities to operate their businesses in Hong Kong, including but not limited to their business registration certificates. However, we have been advised by Loeb & Loeb LLP that uncertainties still exist, due to the possibility that laws, regulations, or policies in Hong Kong could change rapidly in the future.

Based on management’s internal assessment that the Company and its subsidiaries currently have no operations in the PRC, management understands that as of the date of this prospectus, the Company is not required to obtain any permissions or approvals from PRC authorities before listing in the U.S. and to issue our Class A Ordinary Shares to foreign investors, including the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”) because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and (ii) the Company operates in Hong Kong and is not included in the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC. We also understand that Mclaren and Here Hear are not required to obtain any permissions or approvals from any Chinese authorities to operate their businesses as of the date of this prospectus. No permissions or approvals have been applied for by the Company or denied by any relevant authorities. However, uncertainties still exist, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and we are required to obtain such permissions or approvals, (ii) we inadvertently conclude that relevant permissions or approvals were not required or (iii) we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer securities to investors and could cause the value of our securities to significantly decline or be worthless.

In the event that we become subject to PRC laws or to the jurisdiction of Chinese authorities, we may incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, or no longer be permitted to continue our current business operations.

The Offering

Shares offered by us:	[●] Class A Ordinary Shares.
Offer Price:	We estimate the initial public offering price will be between US$[●] and US$[●] per Ordinary Share
Number of Shares outstanding before this Offering:	50,000 Class A Ordinary Shares and 50,000 Class B Ordinary Shares in issue and are outstanding as of the date of this prospectus.
Shares to be outstanding immediately after this Offering:

[●] Class A Ordinary Shares and [*] of Class B Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option.

[●] Class A Ordinary Shares and [*] of Class B Ordinary Shares, assuming full exercise of the underwriters’ over-allotment option.

Over-allotment option:

We have granted the underwriters an option for a period of thirty (30) days after the closing of this offering to purchase up to 15% of the total number of our Class A Ordinary Shares offered by us pursuant to this offering (excluding shares subject to this option), solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts.

Use of proceeds:

We intend to use the proceeds from this offering for creating derivative works and developing intellectual properties, future mergers and acquisitions and for working capital and other general corporate purposes. See “Use of Proceeds” on page 50 for more information.

Lock-up:

All of our directors, executive officers, and owners of 5% or more of our Class A Ordinary Shares have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of 180 days from the date of this prospectus.

See sections titled “Shares Eligible for Future Sale” and “Underwriting” for more information.

Controlled Company

After this Offering, assuming an offering size as set forth in this section, our controlling shareholder will own [*]% of our issued and outstanding share capital, and approximately [*]% aggregate voting power of our Company immediately following the completion of this Offering, assuming that the underwriters do not exercise their over-allotment option. As a result, we expect to be a controlled company within the meaning of the corporate governance standards of the Nasdaq Capital Market, or Nasdaq. See section titled “Prospectus Summary — Implications of Being a Controlled Company”

Nasdaq Capital Market symbol:	We intend to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “[*].”

Risk factors:	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Shares.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option and is based on [●] Class A Ordinary Shares and [*] Class B Ordinary Shares outstanding as of the date of this prospectus.

SUMMARY FINANCIAL INFORMATION

The following summary presents consolidated balance sheet data as of September 30 2024 and 2023 and summary consolidated statements of operations data for the years ended September 30, 2024 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read this “Selected Combined Financial And Operating Data” section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

For the years ended September 30,
	2024		2023
	US$		US$
Statements of Income and Comprehensive Income
Total revenue	[2,784,853]		[512,639]
Total cost of revenue	([890,483]	)	([166,757]	)
Total operating expenses	([341,589]	)	([334,347]	)
Income from operations	[1,552,781]		[11,535]
Total other expenses, net	([14,747]	)	([12,899]	)
(Loss) income before income taxes	[1,538,034]		[(1,364)]
Income tax expenses	([(232,516)]	)	[(1,392)]	)
Net (loss) profit	[1,305,518]		[(2,756)]
(Loss) earnings per ordinary share
Weighted average Class B Ordinary Shares outstanding
Basic and diluted	[65.28]		[(0.14)]

	September 30, 2024	September 30, 2023
	US$	US$
BALANCE SHEET DATA
Cash and cash equivalents	[1,178,045]	[242,067]
Current assets	[1,968,217]	[541,060]
Total assets	[2,053,232]	[713,369]
Current liabilities	[330,640]	[191,026]
Total liabilities	[1,018,776]	[984,431]
Shareholders’ equity (deficit)	[1,034,456]	[(271,062)]
Total liabilities and shareholders’ equity	[2,053,232]	[713,369]

RISK FACTORS

Investing in our Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Doing Business in Hong Kong

Although the audit report included in this prospectus is prepared by U.S. auditors who are subjected to regular inspection by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the NASDAQ Capital Market, may determine to delist our securities. Furthermore, on December 29, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

The audit report included in this prospectus was issued by J&S Associate PLT, a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing [●] in the future or of engaging any auditor not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in mainland China and Hong Kong without the approval of the PRC authorities. Currently, our U.S. auditor’s audit work for us can be inspected by the PCAOB and our auditor has no auditor’s work papers in China as of the date of this prospectus. We also have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operating in Hong Kong like us may face similar regulatory risks as those operated in the PRC and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the U.S. on access to audit and other information currently protected by national law, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm for such issuers completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose stock is registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm located in a foreign jurisdiction and whose audit work that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the NASDAQ Capital Market or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Class A Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the AHFCA Act, which was signed into law on December 29, 2022, amended the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction in connection with their audit works because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our registered public accounting firm, J&S Associate PLT is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

On August 26, 2022, CSRC, the Ministry of Finance of the PRC and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. On December 15, 2022, the PCAOB Board determined the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

The lack of access to the PCAOB inspection in mainland China and Hong Kong prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in the mainland China and Hong Kong. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of the mainland China and Hong Kong that are subject to the PCAOB inspections, which could cause existing and potential investors in our Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On December 29, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before our Class A Ordinary Shares may be prohibited from trading or delisted.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect of increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

While we understand there has been dialogue among the CSRC, the SEC, and the PCAOB regarding the inspection of PCAOB registered accounting firms in mainland China and Hong Kong, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Recent joint statement by the SEC and PCAOB, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The AHFCA Act was enacted on December 29, 2022. On December 29, 2022, the “Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022 the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the “Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

Our auditor, J&S Associate PLT, is an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus. As an auditor of companies traded publicly in the U.S. and a firm registered with the PCAOB, it is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

We are a holding company and our ability to pay dividends is primarily dependent upon the earnings of, and distributions by, our Hong Kong subsidiaries.

The Shares offered in this prospectus are those of Mclaren International. Mclaren International is a holding company incorporated under the laws of the Cayman Islands with limited liability. The majority of our business operations are conducted through our subsidiaries, Mclaren and Here Hear, and hence, our revenue and profit are substantially contributed by our Hong Kong subsidiaries. No dividend was declared nor paid during the years ended September 30, 2024 and 2023. We may consider paying further dividends in the near future. See “Dividend Policy.”

Our ability to pay dividends to our shareholders is primarily dependent upon the earnings of our Hong Kong subsidiaries and its distribution of funds to us, primarily in the form of dividends. The ability of our Hong Kong subsidiaries to make distributions to us depends upon, among others, their distributable earnings. The amounts of distributions that any of our Hong Kong subsidiaries declared and made in the past are not indicative of the dividends that we may pay in the future. There is no assurance that we will be able to declare or distribute any dividend in the future.

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We rely principally on dividends and other distributions on equity from our Hong Kong Subsidiaries for our cash requirements, including for services of any debt we may incur.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits less accumulated realized losses) or other distributable reserves. Dividends cannot be paid out of share capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

Currently, there are no restrictions on foreign exchange, nor limitations on the ability of Mclaren International to transfer cash to or from our Hong Kong Subsidiaries or to investors under Hong Kong laws. In addition, currently, there are no restrictions or limitations under the laws of Hong Kong on the conversion of HK dollars into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on foreign exchange for cash transfers between Mclaren International and our Hong Kong Subsidiaries, across borders or to U.S investors. Further, currently, there are no restrictions or limitations on distributing earnings from our Hong Kong Subsidiaries to Mclaren International or U.S. investors. However, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future, were to become applicable to our Hong Kong Subsidiaries, to the extent our cash or assets are in Hong Kong or with a Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on our Hong Kong Subsidiaries’ ability to transfer funds or assets by the PRC government. We cannot assure you that the PRC government will not intervene or impose restrictions on our Hong Kong Subsidiaries regarding the transfer or distribution of cash within the organization or to U.S. investors, which could result in an inability of or prohibition on Hong Kong Subsidiaries from making transfers or distributions to Mclaren International or U.S. investors.

Any limitation on the ability of our Hong Kong Subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong operating subsidiaries’ business and financial condition.

Our Hong Kong operating subsidiaries’ business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our Hong Kong operating subsidiaries.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect our current customers’ and potential customers’ businesses, and have a negative impact on our Hong Kong operating subsidiaries’ business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our operating subsidiaries’ operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operating subsidiaries’ operations and/or the value of the Shares.

Our operations are primarily located in Hong Kong so we are subject to the laws, regulations and policies of the Hong Kong government as well as the influence of the PRC government. However, our ability to operate in Hong Kong may be adversely affected by changes in its laws and regulations. As at the date of this prospectus, our current clientele is based in Hong Kong, but we may in the future have clients that are Hong Kong-based public or private entities that may have shareholders or directors who are PRC individuals or entities, certain of whom may be materially adversely affected by changes in relevant laws and regulations. As such, our business operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. As of the date of this prospectus, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may delay or impede our development. This may result in negative publicity or increase our operating costs; require significant management time and attention; and/or subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying our mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation remain unclear at this time. While we believe that our Hong Kong operating subsidiaries’ operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Hong Kong operating subsidiaries’ cost of operations.

The Chinese government may intervene or influence our Hong Kong operating subsidiaries’ operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers. For instance, PRC domestic companies that seek to offer or list securities overseas, both directly and indirectly, are currently required to complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing applications. Although we believe that we are not regarded as a PRC domestic company because substantially all of our operations are in Hong Kong, it is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to us. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Hong Kong operating subsidiaries’ ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Shares could decrease or become worthless.

It may be difficult for overseas and/or regulators to conduct investigations or collect evidence within the territory of China, including Hong Kong.

Shareholder claims or regulatory investigations that are common in the U.S. generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of mutual and practicable cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China may further increase difficulties faced by you in protecting your interests.

In the event that U.S. regulators carry out an investigation on us and there is a need to conduct such investigation, or collect evidence in mainland China, U.S. regulators may not be able to carry out such investigation or evidence collection directly in mainland China under the PRC laws. U.S. regulators may, in the future, consider cross-border cooperation with a securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. All our operations are currently conducted in Hong Kong. Hong Kong has a legal system separate and apart from mainland China. Our Hong Kong counsel has advised us that the Securities and Futures Commission of Hong Kong (the “SFC”) is a signatory to the International Organization of Securities Commissions Multilateral Memorandum of Understanding (the “MMOU”), which provides for mutual investigatory and other assistance and exchange of information between securities regulators around the world, including the SEC. This is also reflected in section 186 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) which empowers the SFC to exercise its investigatory powers to obtain information and documents requested by non-Hong Kong regulators, and section 378 of the SFO which allows the SFC to share confidential information and documents in its possession with such regulators. However, there is no assurance that such cooperation will be maintained, or if it is, whether it will adequately address any efforts to investigate or collect evidence to the extent that may be sought by U.S. regulators.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong operating subsidiaries’ business operations, this offering and our reputation, and could result in a loss of your investment in our Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Shares could decline because of such allegations, even if the allegations are false.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the U.S. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with PRC-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of such companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we mainly operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics around the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease, Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of products and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

While our financial performance for the fiscal year ended September 30, 2024 and 2023 was not materially affected by COVID-19, the pandemic has had, and we expect it will continue to have, an impact on our operations, an impact on the operations of our collaborators, third-party contractors and other entities, including governments, governmental agencies, and payers, which we interact, and an impact on our customers. We continue to monitor the latest local COVID-19 trends in addressing the pandemic.

The extent of the impact of COVID-19 on our future financial results will be dependent on future developments, the potential resurgence of the pandemic, future actions in response to the pandemic and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity and results of operations.

We are also vulnerable to natural disasters and other calamities. We cannot assure you that we are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of our manufacturing facility as well as adversely affect our business, financial condition, and results of operations.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the PRC, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated the U.S. no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The U.S. may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If a competent authority determines that we are in violation of the Hong Kong National Security Law or the HKAA, our business operations could be materially and adversely affected.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review; any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

As at the date of this prospectus, our clientele is based in Hong Kong. Nonetheless, we may in the future have clients that are Hong Kong-based public or private entities that may have shareholders or directors who are PRC individuals, or PRC individuals or entities. Accordingly, we may collect and store certain data (including certain personal information) concerning such clients in connection with our business and operations and for “Know Your Customers,” or KYC, purposes. Given that (i) our operations are solely located in Hong Kong; (ii) none of the Company and its subsidiaries have been identified as an operator of critical information infrastructure in mainland China, nor have the Company; (iii) we have not been engaged in data (including personal information) processing activities (including the collection, storage, use, processing, transmission, provision and disclosure of data from PRC), we currently are not subject to the cybersecurity review nor prior approval of the CAC.

Having said that, these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of Mclaren International through its Hong Kong subsidiaries, Mclaren and Here Hear, its abilities to accept foreign investments and the listing of our Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to Mclaren and Here Hear, if Mclaren and Here Hear is deemed to be an “Operator” that are required to file for cybersecurity review before listing in the U.S., or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to Mclaren and Here Hear, the business operations of Mclaren and Here Hear and the listing of our Shares in the U.S. could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If Mclaren and Here Hear become subject to the CAC or CSRC review, we cannot assure you that Mclaren and Here Hear will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, Mclaren and Here Hear may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Shares to investors and cause the value of our Shares to significantly decline or be worthless.

PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of IPOs or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited CFS for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an IPO or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted. Given that (i) we do not have any business operations within the PRC; and (ii) we are not regarded as a Chinese domestic enterprise and do not meet any of the conditions stipulated by the Trial Measures, we are not subject to CSRC filing requirement.

If the Chinese government chooses to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to Mclaren and Here Hear. We could be subject to approval or review of Chinese regulatory authorities to pursue this offering. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities we could incur material costs to ensure compliance and experience devaluation of our Class A Ordinary Shares or our Class A Ordinary Shares may be prohibited from trading or may be delisted.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Our business is conducted in Hong Kong through our operating subsidiaries, namely Mclaren and Here Hear. Our books and records are reported in Hong Kong dollars, which is the currency of Hong Kong. However, the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the U.S. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

We cannot assure you that the current policy of the pegging of Hong Kong dollars to U.S. dollars will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in this prospectus based on Hong Kong laws.

Currently, all of our operations are conducted in Hong Kong and all of our assets are located outside the U.S. A majority of our directors and officers are Hong Kong nationals or residents and a substantial portion of their assets are located outside the U.S. in Hong Kong. As such, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Hong Kong against us or our management named in the prospectus. While judgments entered in the U.S. can be enforced in Hong Kong under common law, if you want to enforce a U.S. judgment in Hong Kong, it must be a final judgment, conclusive upon the merits of the claim, for a liquidated amount in a civil matter and not involving taxes, fines, penalties or similar charges. Further, the proceedings in which the judgment was obtained cannot be contrary to natural justice, and the enforcement of the judgment cannot be contrary to Hong Kong public policy. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. In addition, should the PRC choose to exercise regulatory control over Hong Kong or otherwise impose PRC laws over Hong Kong, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the British Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For more information regarding the relevant laws of the Cayman Virgin Islands and Hong Kong, see “Enforceability of Civil Liabilities.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands holding company and substantially all of our assets are located outside of the U.S. In addition, all of our current directors and officers are nationals and residents of countries other than the U.S. Substantially all of the assets of these persons are located outside the U.S. and primarily in Hong Kong, where each of our directors are located. Loeb & Loeb LLP, our counsel as to Hong Kong law, is of the opinion of there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the U.S., as such judgments of U.S. courts will not be directly enforced in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these persons or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the majority of our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business. Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the U.S. or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Compliance with Hong Kong’s Personal Data (Privacy) Ordinance and any such other existing or future data privacy-related laws, regulations and governmental orders may entail significant expenses and could materially affect our business.

Although we are not subject to cybersecurity review by the Corporate Affairs Commission nor any other PRC authorities for this offering or required to obtain regulatory approval regarding the data privacy and personal information requirements from the Corporate Affairs Commission nor any other PRC authorities for ours and our Operating Subsidiary’s operations in Hong Kong, our Hong Kong Subsidiaries are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the Personal Data (Privacy) Ordinance (Chapter 486 of the laws of Hong Kong) (“PDPO”) imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data which relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. The PDPO also confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The data protection principles (collectively, the “DPPs”), which are contained in Schedule 1 to the PDPO, outline how data users should collect, handle, and use personal data, complemented by other provisions imposing further compliance requirements. The collective objective of DPPs is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Once collected, the personal data should be processed in a secure manner and should only be kept for as long as necessary for the fulfilment of the purposes of using the data. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights, inter alia: (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate. The Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that our Hong Kong Subsidiaries has been in compliance with the data privacy and personal information requirements of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by Hong Kong and PRC government authorities for this offering. However, if we or our Operating Subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we or our Operating Subsidiary could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Business

Our financial performance is dependent on our ability to continually secure demand for our services.

We do not enter into long-term agreement with any of our customers and our customers are engaged in a wide spectrum of sectors, particularly but not limited to professional interior design services, pet food and commercial vehicles manufacturer sectors. The needs of each of our clients for services may vary significantly from time to time. It is difficult to accurately project our clients’ future needs or the frequency at which services will be requested, as demand for our services varies based on the requirements of our clients. Whether our clients need to use our services depends on a number of factors which may vary from time to time, including, the availability of manpower in the market, as well as discrepancies in permanent and temporary staffing, staffing to workload volume ratios and service capacity of our clients. There is no assurance that the frequency of our clients’ need for services will be in line with our projections or that any of our clients will continue to require our services at the same level in the future. Should our clients reduce their need for services or cease to require any services provided by us or if we are not able to accurately predict our clients’ staffing needs, our business and financial performance may be adversely affected.

We can give no assurance that we will be able to source a reliable supply of personnel to take up assignments to meet clients’ demand; such uncertainty could affect our business and financial performance.

As at the date of this prospectus, there were over 25,000 personnel registered with us. These registered personnel are independent individuals and are not our employees. Some of them remain registered with our competitors while being registered with us. Furthermore, they are not obliged to take up any assignment referred to them by us. There is no assurance that we have sufficient registered personnel who are available to take up assignments referred to them by us to meet our clients’ demand. Our business and financial performances may be adversely affected by a decrease in the number of personnel registered with us and/or by the inability of personnel registered with us to take up assignments referred to them by us.

We may not be able to completely match the quality of personnel with the requirements of our clients which may negatively affect demand for our services.

Our success is dependent on the matching between the personnel and the placements with our clients. Whether we could completely match the quality of the personnel with the requirements of our clients relies heavily on the effectiveness of our system as well as properly trained employees that screen and match personnel with our clients. If we are not able to completely match personnel for acceptable qualifications, experience and performance, our clients may lose confidence in our services, which may damage our reputation and result in clients opting to use competitors’ services or their own resources.

We have no guarantee over the quality of services provided by the personnel being placed which may negatively affect our reputation and demand for our services.

As the personnel registered with us are independent individuals, not our employees, we have no guarantee over the personnel’s performance to ensure the quality of services provided by them can be maintained. Our reputation may be affected by the quality of services provided by the personnel placed by us which is not within our control. There is no assurance that our clients’ confidence in us can be maintained if the quality of services provided by the personnel placed by us is not up to standard.

Absence of long-term service contracts with our clients may create difficulties in projecting our clients’ need for our services and any resulting failure to meet demand from our clients in a timely manner may affect our business and financial performance.

We do not enter into long-term service contracts with the majority of our clients. The absence of long-term service contracts with our clients means that our Group may not be able to forecast with certainty the service level that clients will require from us in a given period. Thus, our Group may have difficulties identifying suitable personnel to meet demand in a timely manner. Failure to meet clients’ needs may result in loss of clients which will adversely affect our business and financial performance.

Our revenue can vary subject to the hiring needs of our customers from time to time.

Our business is significantly affected by our customers’ hiring needs from time to time, which are dependent on variety of factors including overall economic condition, industry development, and business development of our customers. Our customers may reduce or postpone or terminate their recruiting assignments with us and, therefore, affect demand for our services. Our clients may also directly engage the personnel previously referred by us upon expiry of certain restrictive period as set out in relevant agreements. This could have a material adverse effect on our business, financial condition and results of operations.

We have a customer concentration, with a limited number of customers accounting for a significant portion of our total revenue. If we are unable to retain a broad group of existing customers, lose one or more significant customers, or fail to attract new customers, our results of operations could suffer.

For the year ended September 30, 2024, three clients accounted for 24.8%, 14.7% and 10.3% of total revenue which are generated from the immigration consultancy services. For the year ended September 30, 2023, three clients accounted for 8.8%, 8.7% and 7.8% of total revenue which were generated from recruitment services. Increasing the growth and profitability of our business is particularly dependent upon our ability to retain existing customers and capture additional customers. Our ability to do so is dependent upon our ability to provide high quality services and offer competitive prices. If we are unable to execute these tasks effectively, we may not be able to attract a significant number of new customers and our existing customer base could decrease, including the loss of a significant customer, either or all of which could have an adverse impact on our revenues.

Complaints from our clients may affect our reputation and our ability to retain our existing clients and secure new clients.

We may receive complaints from clients mostly in relation to service standards of the personnel provided through our services. If the number of complaints in relation to service standards of the personnel placed by us increases, our reputation could be affected by these complaints which may have negative impact on our ability to retain existing clients or our ability to secure new clients. Our clients may not continue to use our services which could have an adverse impact on our business and financial performance.

Any negative publicity, allegations, complaints or claims made against us may adversely affect our reputation, business, financial position, results of operations and price of our Shares.

Since our establishment, there has not been any negative publicity and allegations made by personnel registered with us against our Group. However, we cannot assure you that any allegations, complaints and claims will not be made against us in the future. Any allegations, complaints or claims against us, regardless of their validity, could cause negative publicity, give rise to potential liability and adversely affect our reputation and the price of our Shares. In addition, we may have to divert management and other resources to address relevant allegations, complaints or claims which may adversely affect our business and results of operations. In the event that our insurance coverage is inadequate, we may have to pay out of our own resources to compensate the personnel for any damages suffered if the court does not rule in our Group’s favor based on its interpretation of the facts of such claims and we are found to be at fault. If any complaint escalates to become a claim against us, even unsuccessful, we may have to divert resources to address the claim. Liabilities in respect of such claims could adversely affect our financial position and results of operations.

Our insurance coverage may not be sufficient to cover all losses or potential claims from our clients which losses could affect our business, financial condition and results of operations.

We may become subject to liabilities against which we are not insured adequately or at all or liabilities against which cannot be insured. Should any significant property damage or personal injury occur in our facilities or to our employees due to accidents, natural disasters, or similar events, our business may be adversely affected, potentially leading to a loss of assets, lawsuits, employee compensation obligations, or other form of economic loss. Although our Directors believe that we have sufficient insurance coverage in accordance with industry practices, and we will increase our insurance coverage when necessary, there is no guarantee that our existing insurance coverage is sufficient to indemnify us from possible losses or that we can be insured on terms which are acceptable to us. Our insurance policies also may not continue to be available at economically acceptable premiums, or certain types of insurance may not be obtained at a reasonable cost, or at all. For example, insurance covering losses from acts of war, terrorism, or natural catastrophes is either unavailable or cost prohibitive. Any losses that we may incur which we are not insured against may adversely affect our business, financial condition and results of operations.

We may be involved in the potential claims by our clients against the personnel placed by us arising from their misconduct or alleged misconduct in the course of providing services to our clients. Our insurance may not be sufficient to cover medical negligence and similar claims. If we incur any loss that is not covered by our insurance policies or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Possible third parties’ claims or lawsuits arising from the negligence of personnel placed by us may affect our business, financial condition and results of operations.

While the personnel being placed with our clients in a self-employed capacity as independent contractors and under the supervision of our clients during the performance of their duties, their negligence, omission or misconduct in connection with the performance of their duties may lead to lawsuits or claims against us. If our clients suffer any losses or damage arising from the negligent acts of the personnel placed by us, claims may be lodged against such personnel and us. We may incur additional costs to settle or defend these claims and our business, financial condition and results of operations may be adversely affected.

We could be harmed by improper disclosure or loss of sensitive or confidential employee or customer data, including personal data.

We, acting as a human resources solution service provider, store, process and transmit a large amount of data, including personal information of our employees, customers and the personnel registered with us. In doing so, we rely on our own technology and systems, and those of third-party vendors we use for a variety of processes. We and our third-party vendors have established policies and procedures to help protect the security and privacy of this information. Unauthorized disclosure or loss of sensitive or confidential data may occur through a variety of methods. These include, but are not limited to, systems failure, employee negligence, fraud or misappropriation, or unauthorized access to or through our information systems, whether by our employees or third parties, including a cyberattack by computer programmers, hackers, members of organized crime and/or state-sponsored organizations, who may develop and deploy viruses, worms or other malicious software programs.

Such disclosure, loss or breach could harm our reputation and subject us to government sanctions and liability under our contracts and laws that protect sensitive or personal data and confidential information, resulting in increased costs or loss of revenues. It is possible that security controls over personal data and other practices we and our third-party vendors follow may not prevent the improper access to, disclosure of, or loss of such information. Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions in which we provide services. Any failure or perceived failure to successfully manage the collection, use, disclosure, or security of personal information or other privacy related matters, or any failure to comply with changing regulatory requirements in this area, could result in legal liability or impairment to our reputation in the marketplace.

In compliance with the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) we are obliged to keep all such data confidential. If any personal data provided by personnel is improperly disclosed to third parties, such personnel may take legal action against us for damages and/or compensation for the loss that may have arisen therefrom. Any relevant claims or legal action taken against us may affect our reputation and results of operations. There is no assurance that there will not be any improper disclosure of personal data or unauthorized access to our database.

Our services depend on the reliability of computer systems maintained by us or our outsourcing vendors and the ability to implement, maintain and upgrade our information technology and security measures.

Our services depend on the reliability of computer systems maintained by us and our outsourcing vendors to operate efficiently and reliably at all times. Certain emergencies or contingencies could occur, such as a natural disaster or a significant power outage, which could temporarily shut down our facilities and computer systems. Further, our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, Trojan horses, malicious software, break-ins, phishing attacks, third-party manipulation, security breaches, employee misconduct or negligence or other attacks, risks, data leakage and similar disruptions that may jeopardize the security of data stored in and transmitted by our systems or that we otherwise maintain. In addition, if the technological and operational platforms and capabilities become outdated, we will be at a disadvantage when competing with our competitors. In addition, our failure to back up our data and information in a timely manner may cause material disruption of our business operation and may therefore adversely affect our business and results of operations.

There is no assurance that we can generate sufficient cash flow from operating activities and/or obtain external financing in the future to meet our operational needs.

For the year ended September 30, 2024, we had net cash outflow from our operating activities of approximately US$367,589, primarily arising from our operating profit adjusted for changes in working capital. For the year ended September 30, 2023, we had net cash outflow in our operating activities of approximately US$57,464 primarily arising from our operating profit adjusted for changes in working capital. There is no assurance that we will be able to generate such net cash inflows from operating activities in the future. In the event we are not able to generate sufficient funds to finance our operations, and not able to finance from our external sources, our operations and financial position will be materially and adversely affected.

We are affected by the macroeconomic, political, regulatory, social and other factors beyond our control mainly in Hong Kong.

Currently, we have our entire operations in Hong Kong. We are affected by macroeconomic factors, such as general economic conditions, population growth, infrastructure development, and market sentiment which are in part, influenced by government spending, infrastructure spending, unemployment rates, real disposable income, inflation, recession, stock market performance, interest rate environment, regulatory policies, foreign investment, gross domestic product growth, business sentiment and economic outlook, all of which are beyond our control. Moreover, political and social stability, taxation, price and exchange control regulations, industry laws and regulations in Hong Kong. There is no assurance that such conditions will not develop in a manner that will have an adverse effect for our operations and financial performance.

We are subject to claims against us in relation to our service contracts or operations.

Our service contracts with our customers include terms that provide for breach of contracts, liquidated damages and penalties triggered by certain events such as inability to fulfill the delivery obligations. As such, we may be involved in disputes with our customers, or subject to any material claims, damages or losses. These disputes may lead to legal or other proceedings and may damage our reputation and divert our resources and management’s attention. Significant costs may have to be incurred in settling such disputes or defending ourselves in such proceedings. If we are not successful in defending ourselves in such proceedings, we may be liable for damages, the amount of which may be significant. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings or unfavorable decrees that may result in liabilities and cause other material and adverse effects on our business, results of operations and financial positions.

We are exposed to credit risks of our customers.

We are exposed to credit risks of our customers. As at September 30, 2024 and 2023, our Group had accounts receivable of $247,564 and $23,172 respectively. We do not have access to all the information necessary to form a comprehensive view on the creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experiences any financial difficulty and fail to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected.

We depend on attracting, integrating, managing, and retaining qualified internal personnel.

Our success is substantially dependent upon our ability to attract, integrate, manage and retain personnel who possess the skills and experience necessary to fulfill our customers’ needs. Our ability to hire and retain qualified personnel could be impaired by any diminution of our reputation, decrease in compensation levels relative to our competitors or modifications to our total compensation philosophy or competitor hiring programs. If we cannot attract, hire and retain qualified personnel, our business, financial condition and results of operations may suffer. Our future success also depends upon our ability to manage the performance of our personnel. Failure to successfully manage the performance of our personnel could affect our profitability by causing operating inefficiencies that could increase operating expenses and reduce operating income.

We are dependent on our management team.

Our success is, to a large extent, attributable to our director and executive officers’ strategies and visions as well as their involvement in key aspects of our business, including but not limited to the acquisition and maintenance of new and existing customer relationships, pricing of our services, and overall management of our operations. The business of the Group was founded by Tan Haiping, our Controlling Shareholder, director, and Chief Financial Officer. Further, our team of executive officers have worked for our Group possess extensive industry contacts and knowledge, and are familiar with our business operations and have established good relationships with our customers.

Our Company’s success and growth therefore depends on our ability to identify, hire, train and retain suitable, skilled and qualified key personnel. The loss of service of our directors, executive officers or other key personnel without suitable and timely replacements or the inability to attract and retain qualified management personnel, will materially and adversely affect our operations and financial performance.

Our management team lacks experience in managing a U.S. public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a U.S. publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to U.S. public companies. Prior to the completion of this offering, we were a private company mainly operating our businesses in Hong Kong. As a result of this Offering, our Company will become subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S. public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.

We operate in an intensely competitive and rapidly changing business environment, and there is a substantial risk that our services could become obsolete or uncompetitive.

The markets for our services are highly competitive. Our markets are characterized by pressures to provide high levels of service, incorporate new capabilities and technologies, accelerate job completion schedules and reduce prices. Furthermore, we face competition from a number of sources, including other executive search firms and professional search, staffing and consulting firms. Several of our competitors have greater financial and marketing resources than we do. New and existing competitors are aided by technology, and the market has low barriers to entry. Furthermore, internet employment sites expand a company’s ability to find workers without the help of traditional agencies. Personnel agencies often work as intermediaries, helping employers accurately describe job openings and screen candidates.

Increasing the use of sophisticated, automated job description and candidate screening tools could make many traditional functions of staffing companies obsolete. Specifically, the increased use of the internet may attract technology-oriented companies to the professional staffing industry. Free social networking sites such as LinkedIn and Facebook are also becoming a common way for recruiters and employees to connect without the assistance of a staffing company.

Our future success will depend largely upon our ability to anticipate and keep pace with those developments and advances. Current or future competitors could develop alternative capabilities and technologies that are more effective, easier to use or more economical than our services. In addition, we believe that, with continuing development and increased availability of IT, the industries in which we compete may attract new competitors. If our capabilities and technologies become obsolete or uncompetitive, our related sales and revenue would decrease. Due to competition, we may experience reduced margins on our services, loss of market share, and loss of customers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business, financial condition and results of operations could be materially adversely affected.

We may be subject to litigation, claims or other disputes.

We may from time to time be involved in disputes arising from contracts with customers, employees, independent contractors in our talent pool or other third parties. Claims may also arise from disputes with customers and/or independent contractors in our talent pool on matters relating to payment and/or contractual performance. Claims involving us could result in time-consuming and costly litigations, arbitration, administrative proceedings or other legal procedures. Expenses we incur in legal proceedings or arising from claims brought by or against us may materially and adversely affect our financial performance.

Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Moreover, liquidated damages, legal proceedings resulting in unfavorable judgment may harm our reputation, cause financial losses and damage our prospects of being awarded future contracts, thereby materially and adversely affecting our operations, financial performance and prospects.

We are dependent on external financing to support our business growth.

Our total borrowings were approximately US$761,649 and US$821,107 as at September 30, 2024 and 2023, respectively.

Our ability to obtain adequate financing on terms which are acceptable to us depends on a number of factors such as our financial strength, our creditworthiness and our prospects, and other factors that are beyond our control, including general economic, industry, liquidity and political conditions, the terms on which financial institutions are willing to extend credit to us, central bank’s policy rates and cash reserve requirements for banks, and the availability of other sources of debt financing or equity financing. There may also be covenants that restrict our ability to pay dividends and/or restrict our flexibility in utilizing working capital to react to changes in the business environment. Additionally, our business requires significant amount of working capital to fund the payroll of placement filled by us before the corresponding payments from clients, and inability to finance the payroll payment and temporary cash flow imbalance arising therefrom can adversely affect our operation and curtail our business growth. If all or a substantial portion of our bank facilities are withdrawn, or we cannot access additional banking facilities, our operations and financial performance will be adversely and materially affected.

In addition, our finance costs were US$[23,100] and US$[14,762], or [1.5]% and [1082.3]% of our profit (loss) before income tax for the years ended September 30, 2024 and 2023, respectively. Since we rely on these facilities to finance our operations, any increase in interest rates on facilities extended to us may have a material and adverse impact on our financial performance.

We may default on our obligations under our credit facilities.

We entered into banking facilities with a bank in Hong Kong which include an overdraft facility and revolving term loan. A failure to repay any of the indebtedness under our banking facilities as they become due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable. In such an event, we may not be able to pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks by third parties.

We have not registered our trademark to protect our intellectual property rights in Hong Kong. Should our trademark be violated or infringed, there may be confusion by potential customers who have not previously worked with us.

Given our limited resources, we may not be able to effectively prevent third parties from violating our Company’s intellectual property rights. There is also no assurance that we will be able to obtain adequate remedies in the event of a violation of our intellectual property rights by our competitors or other third parties. If we fail to protect our intellectual property rights adequately, there may be an adverse impact on our Company’s reputation, goodwill and financial performance.

As at the date of this prospectus, whilst we have not experienced any claims for intellectual property rights infringement, there is no assurance that the products, services, technologies and advertising we use in our business do not or will not infringe valid intellectual property rights held by third parties in the future. In the event of any claims or litigation by third parties involving infringement of their intellectual property rights, whether with or without merit, our operations and financial performance may be adversely affected.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and resources to address our ICFR. Our management has not completed an assessment of the effectiveness of our ICFR and our independent registered public accounting firm has not conducted an audit of our ICFR. However, in connection with the audits of our CFS for the years ended September 30, 2024 and 2023, we and our independent registered public accounting firm identified material weaknesses in our ICFR as well as other control deficiencies for the above mentioned periods. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in ICFR. There is a reasonable possibility that a material misstatement in our annual or interim financial statements may not be prevented or detected on a timely basis. The material weakness identified is related to (i) inadequate segregation of duties for certain key functions due to limited staff and resources; and (ii) a lack of qualified personnel who are knowledgeable in U.S. GAAP and pertinent SEC reporting requirements; and (iii) a lack of well-established policies and procedures to ensure timely account reconciliations, review and detection of errors or inaccuracies in the Company’s consolidated financial statements.

We intend to implement measures designed to improve our ICFR to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to enable proper segregation of duties; (ii) establishing policies and procedures designed to prevent and/or detect unauthorized transactions; and (iii) implementing procedures designed to strengthen our financial reporting process and ability to reduce the risk of material misstatement in our CFS. We intend to implement the above measures prior to the listing and we expect the remediation to be completed upon listing.

Effective ICFR is important to prevent fraud. The market for and trading price of our Shares may be materially and adversely affected if we do not have effective internal controls. We may not be able to discover problems in a timely manner and our current and potential shareholders may lose confidence in our financial reporting, which may harm our business and the trading price of our Shares. The absence of ICFR may inhibit investors from purchasing our Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline and we may be unable to maintain compliance with the Nasdaq Capital Market Company Guide.

We may make acquisitions which could divert the attention of management and which may not be integrated successfully into our existing business.

We may pursue acquisitions to increase our market penetration, enter new geographic markets and expand the scope of services we provide. We cannot guarantee we will identify suitable acquisition candidates, that acquisitions will be completed on acceptable terms or that we will be able to integrate successfully the operations of any acquired business into our existing business. The acquisitions could be of significant size and involve operations in multiple jurisdictions. The acquisition and integration of another business would divert management attention from other business activities. This diversion, together with other difficulties we may incur in integrating an acquired business, could have a material adverse effect on our business, financial condition and results of operations. In addition, we may borrow money or issue capital stock to finance acquisitions. Such borrowings might not be available on terms as favorable to us as our current borrowing terms and may increase our leverage, and the issuance of capital stock could dilute the interests of our stockholders. Currently, we are not contemplating the acquisition of any specific entity.

Risk Related to Our Corporate Structure

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Based on our dual-class voting structure, holders of Class A Ordinary Shares will be entitled to one (1) vote per share in respect of matters requiring the votes of shareholders including the election of directors, amendment of amendment of memorandum and articles of association and approval of major corporate transactions, while holders of Class B Ordinary Shares will be entitled to twenty (20) votes per share. Due to the disparate voting powers associated with our two classes of Class A Ordinary Shares, Tan Haiping, our Chief Financial Officer and Controlling Shareholder, will beneficially own approximately [*]% of our outstanding Class A Ordinary Shares representing [*]% of the total voting power of the aggregate voting power of our Company immediately following the completion of this Offering, assuming that the underwriters do not exercise their over-allotment option. The interests of our Controlling Shareholder may not coincide with your interests, and she may make decisions with which you disagree, including decisions on important topics such as the composition of the board of directors, compensation, management succession, and our business and financial strategy. To the extent that the interests of our Controlling Shareholder differ from your interests, you may be disadvantaged by any action that they may seek to pursue. This concentrated control could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our corporate actions will be substantially controlled by Tan Haiping, our Chief Financial Officer, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your shares and materially reduce the value of your investment.

Tan Haiping, our Chief Financial Officer, beneficially owns 15,700 Class A Ordinary Shares issued and outstanding, and 50,000 Class B Ordinary Shares issued and outstanding, representing 65.7% of our total issues and outstanding shares and 96.7% of our aggregate voting power as of the date of this prospectus. As a result, Tan Haiping will have the ability to control or exert significant influence over important corporate matters and investors may be prevented from influencing important corporate matters involving our company that require approval of shareholders, including:

•the composition of our board of directors and, through the voting of the board of directors, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

•any determinations with respect to mergers or other business combinations;

•our disposition of all or substantially all of our assets; and

•any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the shares. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of the shares. As a result of the foregoing, the value of your investment could be materially reduced.

We are incorporated under the law of the Cayman Islands and conduct substantially all of our operations, and all of our directors and executive officers reside, outside of the U.S. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

We are incorporated under the laws of the Cayman Islands. We conduct our operations outside the U.S. and substantially all of our assets are located outside the U.S. In addition, all of our directors and executive officers named in this prospectus reside outside the U.S., and most of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon our directors or officers or to enforce judgments obtained in the U.S. courts against our directors and officers.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Risks Related to Our Shares

There has been no public market for our Shares prior to this offering; if an active trading market does not develop you may not be able to resell our Shares at any reasonable price.

The offering under this prospectus is an IPO of our Shares. Prior to the closing of the offering, there was no public market for our Shares. While we plan to list our Shares on the Nasdaq Capital Market, our listing application may not be approved. If our application to the Nasdaq Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the Shares on the Nasdaq Capital Market, we will not complete the offering. In addition, an active trading market may not develop following the closing or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Shares and may impair our ability to acquire other companies by using our Shares as consideration.

Our Shares price may never trade at or above the price in this offering.

Stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Shares shortly following this offering. If the market price of our Shares after this offering does not ever exceed the IPO price, you may not realize any return on your investment in us and may lose some or all of your investment.

The IPO price for our Shares may not reflect their actual value.

The IPO price for our Shares is and will be determined through negotiations between us and representatives of the underwriters. The price of our Shares may not be indicative of their actual value or any future market price for our securities. This price may not accurately reflect the value of the Shares or the value that potential investors will realize upon their disposition of Shares. The price does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value.

Our Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

As mentioned above, the IPO price for our Shares will be determined by negotiations between us and representatives of the underwriters based on several factors. This price may vary from the market price of our Shares after this offering and the price for our Shares may be volatile and subject to wide fluctuations in response to factors including the following:

•actual or anticipated fluctuations in results of operations;

•actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, vendors, acquisitions or expansion plans;

•failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

•issuance of new or updated research or reports by securities analysts;

•Share price and volume fluctuations attributable to inconsistent trading volume levels of our Shares;

•additions or departures of key management or other personnel;

•our involvement in litigation;

•disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

•announcement or expectation of additional debt or equity financing efforts;

•sales of our Shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

•the trading volume of our Shares;

•market conditions in our industry;

•changes in the estimation of the future size and growth rate of our markets;

•market conditions in our industry;

•changes in the estimation of the future size and growth rate of our markets; and

•general economic, market or political conditions in the U.S. or elsewhere.

These and other market and industry factors may cause the market price and demand for our Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Shares and may otherwise negatively affect the liquidity of our Shares. In addition, the stock market in general, and Nasdaq Capital Market and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. Such broad market fluctuations, and other factors (such as variations in operating results, and changes in regulations affecting us and our industry) may adversely affect the market price of our Shares, if a market for them develops.

Volatility in our Share price may subject us to securities litigation.

The market for our Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

If we fail to meet applicable listing requirements, Nasdaq Capital Market may delist our Shares from trading, in which case the liquidity and market price of our Shares could decline.

Assuming our Shares are listed on Nasdaq Capital Market, we cannot assure you we will be able to meet the continued listing standards of Nasdaq Capital Market in the future. If we fail to comply with the applicable listing standards and Nasdaq Capital Market delists our Shares, we and our shareholders could face significant material adverse consequences, including:

a limited availability of market quotations for our Shares;

•reduced liquidity for our Shares;

•a determination that our Shares are “penny stock,” which would require brokers trading in our Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Shares;

•a limited amount of news about us and analyst coverage of us; and

•a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Shares will be listed on Nasdaq Capital Market, such securities will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq Capital Market, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Certain recent IPOs of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risks addressed above in “— Our Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares,” our Class A Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and IPO sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Class A Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Class A Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after this offering or if such investors purchase shares of our Class A Ordinary Shares prior to any price decline.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under the Rule 144.

Our pre-IPO shareholders, may be able to sell their Class A Ordinary Shares under Rule 144 after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the stock following completion of the offering, to the detriment of participants in this offering. Under rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Class A Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

If you purchase our Shares in this offering, you will incur immediate and substantial dilution in the book value of your Shares.

Investors purchasing our Shares in this offering will pay a price per Share that substantially exceeds the pro forma as adjusted net tangible book value per Share. As a result, investors purchasing Shares in this offering will incur immediate dilution. For more information on the dilution you may experience as a result of investing in this offering, see “Dilution.”

Our Controlling Shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our Controlling Shareholders hold [●]% of our issued and outstanding Class A Ordinary Shares. After this offering, the Controlling Shareholders will hold [●]% or more of our issued and outstanding Class A Ordinary Shares. As a result, these shareholders will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Nasdaq Capital Market may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and our insiders will hold a large portion of our listed securities.

Under Section 101 of the Nasdaq Capital Market Company Guide, Nasdaq Capital Market has discretionary authority to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq Capital Market inadvisable or unwarranted in the opinion of Nasdaq Capital Market, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq Capital Market.

Additionally, Nasdaq Capital Market has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq Capital Market was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the BOD or management. Our IPO will be relatively small and the insiders of our Company will hold a large portion of the company’s listed securities following the consummation of the offering. Therefore, we may be subject to the additional and more stringent criteria of Nasdaq Capital Market for our initial and continued listing.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Share price or trading volume to decline.

If a trading market for our Shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Share price, our Share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our Share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Investors may have difficulty enforcing judgments against us, our directors and management.

Mclaren was incorporated under the laws of the Cayman Islands and a majority of our directors and officers reside outside the U.S. Moreover, many of these persons do not have significant assets in the U.S. As a result, it may be difficult or impossible to effect service of process within the U.S. upon these persons, or to recover against us or them on judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of U.S. courts obtained in actions against us or our directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws, or entertain original actions brought in the Cayman Islands against us or our directors and officers predicated solely upon U.S. federal securities laws. Further, there is no treaty in effect between the U.S. and the Cayman Islands providing for the enforcement of judgments of U.S. courts in civil and commercial matters, and there is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S. Some remedies available under the laws of U.S. jurisdictions, including remedies available under the U.S. federal securities laws, may not be allowed in the Cayman Islands courts if contrary to public policy in the Cayman Islands. As a result of all of the above, it may be difficult for you to recover against us or our directors and officers based upon such judgments.

The laws of the Cayman Islands relating to the protection of the interest of minority shareholders are different from those in the U.S.

Our corporate affairs are governed by the memorandum of association and articles of association, and by the BCA and common law of Cayman Islands. The rights of shareholders to take action against our directors, action by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the BCA and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in certain respects from those established under statutes or judicial precedent in existence in the U.S. and other jurisdictions. Such differences may mean that the remedies available to our minority shareholders may be different from those they would have under the laws of other jurisdictions, including the U.S. Potential investors should be aware that there is a risk that provisions of the BCA may not offer the same protection as the relevant laws and regulations in the U.S. may offer, and should consider obtaining independent legal advice on the implications of investing in foreign-incorporated companies.

Our status as a “foreign private issuer” under the SEC rules will exempt us from the U.S. proxy rules and the more detailed and frequent Exchange Act, reporting obligations applicable to a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

Our status as a foreign private issuer under the Nasdaq Capital Market Company Guide will allow us to adopt certain home country practices in relation to corporate governance matters which may differ significantly from the Nasdaq Capital Market corporate governance listing standards applicable to a U.S. domestic Nasdaq Capital Market listed company.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq Capital Market Company Guide that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on any home country practices with respect to our corporate governance after we complete this offering. Under the Nasdaq Capital Market Company Guide, we may in the future decide to use the home country practices exemption with respect to some or all of the other corporate governance rules, provided that we disclose the requirements we are not following and describe the home country practices we are following. However, if we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Class A Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

We will incur increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. Compliance with U.S. laws and regulations and the Nasdaq Capital Market Company Guide increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. As a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our BOD or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering; (b) in which we have total annual gross revenue of at least US$1.235 billion; or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Shares that is held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior 3-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s ICFR. If we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides an emerging growth company with the permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We do not plan to opt-out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company,” we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our reporting is not as transparent as the reporting of other companies in our industry. Such differences may prevent us from raising additional capital in the public market as and when we need it.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our BOD or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may allocate the net proceeds from this offering in ways that differ from the estimates discussed in the section titled “Use of Proceeds” and with which you may not agree.

The allocation of net proceeds of the offering set forth in the “Use of Proceeds” section below represents our estimates based upon our current plans and assumptions regarding the industry and general economic conditions, and our future revenues and expenditures. We anticipate we will use the net proceeds from this offering for (i) potential investments and/or horizontal acquisition of human resources solution providers, (ii) development of a cloud human resources system and/or recruitment platform, (iii) expansion and recruitment of in-house service team including accounting and finance experts and technology experts, (iv) launching promotion and/or incentive campaign to attract talents and expand our talent pool, and (v) general administration and working capital. However, the amounts and timing of our actual expenditures will depend on numerous factors, including market conditions, cash generated by our operations, business developments and rate of growth. Management has broad discretion over the use of proceeds of this offering and we may find it necessary or advisable to use all or portions of the proceeds from this offering for other purposes. Circumstances that may give rise to a change in the use of proceeds and the alternate purposes for which the proceeds may be used are discussed in the section entitled “Use of Proceeds.” You may not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds. As a result, you and other shareholders may not agree with our decisions. Our failure to apply these funds effectively could have a material adverse effect on our business, financial condition, results of operations and prospects. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or preserve value. See “Use of Proceeds” for additional information.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

•the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

•changes in the availability and cost of professional staff which we require to operate our business;

•changes in customers’ preferences and needs;

•changes in competitive conditions and our ability to compete under such conditions;

•changes in our future capital needs and the availability of financing and capital to fund such needs;

•changes in currency exchange rates or interest rates;

•projections of revenue, profits, earnings, capital structure and other financial items;

•changes in our plan to enter into certain new business sectors; and

•other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Industry Data and Forecasts

This prospectus contains certain data and information including industry data and information from Frost & Sullivan. Statistical data in these publications also include projections based on a number of assumptions. The digital interactive marketing industry in mainland China may not grow at the rate projected by market data, or at all. Failure of our industries to grow at the projected rate may have a material and adverse effect on our subsidiaries’ business and the market price of our Class A Ordinary Shares. In addition, the rapidly changing nature of the content management industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this Offering of approximately US$[●] million, if the underwriters do not exercise their over-allotment option, and US$[●] million if the underwriters exercise their over-allotment option in full, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. These estimates are based upon an assumed initial offer price of $[●] per share, the midpoint of the estimated range of the initial public Offer Price shown on the front cover of this prospectus.

We plan to use the net proceeds of this Offering in the following order of priority:

Use of proceeds	Percentage of the net proceeds
Brand promotion and market expansion	10%
Technology investment and operational efficiency enhancement	10%
Geographic and Service Expansion	30%
Working Capital for Strategic Flexibility	30%
Talent Acquisition and Team Development	20%

Brand Promotion and Marketing Expansion- A portion of the proceeds, representing 10% of the total funds raised, will be allocated to brand promotion and marketing initiatives. This investment will focus on enhancing the Group’s market visibility, building brand equity, and driving client acquisition across its three core service offerings: Recruitment and Outsourcing, Immigration Consultancy Services, and ESG Consultancy Services. The funds will support targeted digital marketing campaigns, participation in industry events, and strategic partnerships to strengthen the Group’s position as a leader in the human capital and consultancy sectors.

Technology investment and operational efficiency enhancement - Approximately 10% of the proceeds will be dedicated to the enhancement of the Group’s IT infrastructure and systems. This investment will focus on upgrading technology platforms, implementing advanced data analytics tools, and improving cybersecurity measures. By modernizing its IT capabilities, the Group aims to streamline operations, enhance service delivery, and provide a more seamless experience for clients and candidates. These improvements will also support the scalability of operations as the Group expands into new markets and service areas, in line with its strategy to invest in technologies for long-term growth.

Geographic and Service Expansion - The largest portion of the proceeds, representing 30%, will be allocated to expanding the Group’s geographic footprint and broadening its service scope. This includes establishing new offices in key domestic and international markets to better serve clients and tap into emerging opportunities. The funds will also support the development of new service offerings and the enhancement of existing ones, ensuring the Group remains competitive and responsive to evolving market demands. This expansion aligns with the strategy to grow business operations in the PRC and overseas while strengthening the Group’s market position.

Working Capital for Strategic Flexibility - A significant portion of the proceeds, amounting to 30%, will be utilized for general working capital purposes. This allocation will provide the Group with the financial flexibility to manage day-to-day operations, support ongoing business activities, and seize strategic opportunities as they arise. By maintaining a strong financial position, the Group will be well-equipped to navigate market fluctuations and sustain its growth momentum, ensuring it can execute its expansion plans effectively.

Talent Acquisition and Team Development - The remaining 20% of the proceeds will be directed toward recruiting and retaining top-tier professionals, including recruitment consultants, immigration specialists, ESG experts, and operational staff. This investment will support the expansion of the Group’s in-house team of consulting experts, aligning with the strategy to strengthen service delivery capabilities and foster innovation. Additionally, funds will be used for training and development programs to equip employees with the skills needed to drive the Group’s long-term success and support its ambitious growth plans.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this Offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

DIVIDEND POLICY

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.

Our Board of Directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Please see the section entitled “Taxation” of this prospectus for information on the potential tax consequences of any cash dividends declared.

CAPITALIZATION

The following tables set forth our capitalization as of [September 30, 2024]:

•on an actual basis; and

•on a pro forma as adjusted basis to reflect the issuance and sale of the [●] Class A Ordinary Shares at an assumed initial public Offer Price of $[●] per share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts and commissions and estimated Offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option.

You should read the tables together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of [September 30, 2024]
	Actual				As Adjusted(1)
	HKD		US$		US$
Short-term borrowings	[●]		[●]		[●]
Shareholders’ equity:
Class A Ordinary Shares (par value of US$0.0001 per share; [●] Class A Ordinary Shares authorized, [●] Class A Ordinary Shares issued and outstanding as of September 30, 2024))	[●]		[●]		[●]
Class B Ordinary Shares (par value of US$0.00001 per share; [●] Class B Ordinary Shares authorized, [●] Class B Ordinary Shares issued and outstanding as of December 31, 2023)	[●]		[●]		[●]
Additional paid-in capital	[●]		[●]		[●]
Subscription receivable	([●]	)	([●]	)	([●]	)
Accumulated deficits	([●]	)	([●]	)	([●]	)
Total shareholders’ equity	[●]		[●]		[●]
Total capitalization	[●]		[●]		[●]

____________

(1)Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting underwriting fee, underwriter expense allowance and other expenses. We expect to receive net proceeds of approximately $[●] (Offering proceeds of $[●] less underwriting discounts of $[●], non-accountable expense of $[●] and Offering expenses of $[●] The Class A Ordinary Shares reflects the net proceeds we expect to receive, after deducting underwriting discounts, Underwriter expense allowance and other expenses.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offer price per share and our net tangible book value per share after this offering. Dilution results from the fact that the initial public offer price per share is substantially in excess of the book value per ordinary share attributable to the existing Shareholders for our presently outstanding shares.

Net tangible book value represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities. Our net tangible book value as of [September 30, 2024] was US$[●], or US$[●] per ordinary share.

After giving effect to the issuance and sale of [●] Class A Ordinary Shares in this Offering at an assumed initial public offer price of US$[●] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), and after deducting underwriting discounts and estimated Offering expenses payable by us, our pro forma as adjusted net tangible book value as of [September 30, 2024] would have been US$[●], or US$[●] per outstanding ordinary share. This represents an immediate increase in net tangible book value of US$[●] per Ordinary Share to existing shareholders and an immediate dilution in net tangible book value of US$[●] Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The following table illustrates such dilution:

Post- Offering(1)
Assumed initial public offer price per Ordinary Share	$	[●]
Net tangible book value per Ordinary Share as of September 30, 2024	$	[●]
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	$	[●]
Pro forma net tangible book value per Ordinary Share after giving effect to this Offering	$	[●]
Amount of dilution in net tangible book value per Ordinary Share to investors in this Offering	$	[●]

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after this offering would be US$[●], the increase in net tangible book value per Ordinary Share to existing shareholders would be US$[●], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be US$[●].

To the extent that we issue additional Class A Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on a pro forma as adjusted basis as of [September 30, 2024], the total number of Class A Ordinary Shares purchased from us, the total cash consideration paid to us, and the average price per share paid by existing shareholders and by investors in this offering. The table below reflects an assumed initial public offering price of US$[●] per share (the midpoint of the estimated price range set forth on the cover of this prospectus), for Shares purchased in this Offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	%		US$	%		US$
Existing Shareholders	[●]	[●]	%	[●]	[●]	%	[●]
Investors in this Offering	[●]	[●]		[●]	[●]		[●]
Total	[●]	[●]		[●]	[●]		[●]

The dilution information in this section is presented for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this Offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at pricing.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables set forth selected historical Statements of Income and Comprehensive Income for the years ended September 30, 2024 and 2023, and balance sheet date as of September 30, 2024 and 2023, which have been derived from our audited financial statements for those periods. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

Selected Statements of Operations Information:

	For the Years Ended September 30,
	2024	2023
	US$	US$
Consolidated Statements of Income and Comprehensive Income:
Total revenues	2,784,853	512,639
Costs of revenues	890,483	166,757
Gross profit	1,894,370	345,882
Operating expenses	341,589	334,347
Income from operations	1,552,781	11,535
Other expense, net	14,747	12,899
Income tax expense	232,516	1,392
Net income (expense)	1,305,518	(2,756)
Weighted average number of Class A Ordinary Shares outstanding, basic and diluted*	20,000	20,000
Earnings (loss) per share, basic and diluted*	65.28	(0.14)

Selected Balance Sheet Information:

	As of September 30,
	2024	2023
	US$	US$
Summary Consolidated Balance Sheet Data
Cash	1,178,045	242,067
Total current assets	1,968,217	541,060
Total non-current assets	85,015	172,309
Total assets	2,053,232	713,369
Total current liabilities	330,640	191,026
Total other liabilities	688,136	793,405
Total liabilities	1,018,776	984,431
Total shareholder’s equity	1,034,456	271,062

Cash Transfers within our Organization and Dividend Distribution

Cash maybe transferred within our consolidated group in the following manner:

we may transfer funds to our subsidiaries, by way of capital contributions or loans, through intermediate holding companies or otherwise;

•we may provide loans to our subsidiaries and vice versa; and

•our subsidiaries, may make dividends or other distributions to us, through intermediate holding companies or otherwise

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a human resources solutions provider, specializing in offering comprehensive human resources and business solutions in three principal sectors, namely (i) recruitment services, (ii) immigration consultancy services, and (iii) consultancy services in ESG. We primarily focused on talent sourcing, immigration consultation and the provision of professional solution in ESG to customers. Our primary market is in Hong Kong and our diverse clientele includes accounting and professional firms, Hong Kong listed companies and companies across a spectrum of industries.

In our recruitment services, we assist end-users in identifying the most suitable talent for their job vacancies. For the fiscal years ended September 30, 2024, and 2023, we successfully supported over 20 and 30 companies, respectively, in filling job vacancies in Hong Kong.

In our immigration consultancy services, we facilitated the approval of immigration applications for over 50 individuals in the fiscal year ended September 30, 2024.

As part of our newly launched ESG consultancy services, we successfully supported our inaugural client in completing a three-month ESG transformation program. This program included advising on the implementation of more sustainable operational practices, developing a robust internal ESG framework and policies, and providing guidance on achieving key environmental and social targets.

Mclaren International Holdings Limited (“Mclaren International” or “The Company”) was incorporated in the Cayman Islands as a limited liability company on March 20, 2025. Mclaren International has no substantial operations but serves as the holding company for the entire share capital of Mclaren. Additionally, Here Hear, another operating company, is a wholly-owned subsidiary of Mclaren.

Mclaren and Here Hear are both limited companies incorporated under the Companies Ordinance in April 2013 and December 2016 in Hong Kong, respectively.

Mclaren International, through the above mentioned two Subsidiaries (together, the “Group” or the “Company”), is engaged in providing recruitment services, immigration consultancy services and consultancy services in ESG. The Operating Entities in our Group are headquartered in Hong Kong. All of the Group’s business activities are carried out by Mclaren and Here Hear.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Mclaren International (“Mclaren International”)	● Located in the Cayman Islands ● Incorporated on [March, 2025]	-	Investment holding
Mclaren Consultancy Limited (“Mclaren”)	● Located in [Hong Kong] ● Incorporated on [April 2013]	100% directly owned by Mclaren International	Provision of recruitment services and immigration consultancy services
Here Hear Company Limited (“Here Hear”)	● Located in [the Hong Kong] ● Incorporated on [December 2016]	100% directly owned by Mclaren	Provision of immigration consultancy services and consultancy services in ESG

[Key Factors that Affect Results of Operations

Mclaren International believes the key factors affecting its financial condition and results of operations include the following:

Operating in a highly competitive market

Some of our competitors may have advantages over our Group, such as (i) wider geographical coverage, services offerings, technology and security level, enabling them to enjoy higher economies of scale; (ii) longer operation history with sound industry reputation; and (iii) higher capability in providing value-added services including consulting services and system maintenance and upgrade which are preferable to end-users.

There is no assurance that our competitors will not develop the expertise, experience and resources necessary to provide services that are better in quality and/or more competitive in pricing compared to our services. Failure to maintain or enhance our competitiveness within the industry or maintain our customer base may adversely affect our financial performance and profitability.

Changes in Hong Kong Regulatory Environment may impact our business and results of operations

We, through our subsidiary Mclaren, have obtained the required license to operate an employment agency for the provision of recruitment services in Hong Kong. According to our Hong Kong Legal Advisers, we are not required to obtain any license from the relevant government authorities for the provision of immigration consultancy services and consultancy services in ESG in Hong Kong.

If the government of Hong Kong imposes any new or further licensing requirements, we may incur extra costs and human resources in complying with such requirements, laws and/or regulations and we cannot guarantee that we will be able to obtain any additional licenses, if required, or if we failed to receive or maintain any required permissions or approvals, our business may be materially affected. We cannot assure that there will not be any changes in the regulatory environment in respect of the recruitment service industry, the consultancy services in ESG and/or the immigration consultancy service industry in Hong Kong which may be unfavorable to our Group.

RISKS RELATING TO HONG KONG

Risks relating to the economic, political, legal and social conditions in Hong Kong

We operate our business in Hong Kong. Any adverse changes in the economic, political, legal and social conditions of Hong Kong may lead to an adverse impact on the demand for our services and may result in deteriorating financial performance of our Group.

Furthermore, we cannot assure you that there will not be any political movements or large scale political unrest in Hong Kong, which may in turn adversely impact the market or lead to disruption of the general economic, political and social conditions in Hong Kong. If such unrest or movement persists for a substantial period of time, it may lead to such disruption, and our overall business, results of operations and financial condition may be adversely affected.

Hong Kong became a special administrative region of the PRC when the sovereignty of Hong Kong was returned to the PRC. We cannot assure you that the economic, political and legal developments in Hong Kong will not be adversely affected as a result of the exercise of sovereignty by the PRC over Hong Kong. If there is any material adverse change in the general economic, political and legal developments in Hong Kong, our operations and financial position may be adversely affected.

Risks of acts of God, acts of war and terrorism, natural disasters, riots, epidemics and other disasters

The economy, infrastructure and livelihood of the people of Hong Kong may be materially and adversely affected by acts of God, acts of war and terrorism, natural disasters, riots, epidemics and other disasters which are beyond our control. Our business, financial condition and results of operations may be adversely affected if these events occur.

For example, epidemics threaten people’s lives and may adversely affect their livelihood as well as their living and consumption patterns. The occurrence of an epidemic is beyond our control, and we cannot assure you that the outbreak of coronavirus (including COVID-19), severe acute respiratory syndrome, the H5N1 strain of avian influenza, the H1N1 strain of swine flu, the Zika virus or any other epidemics or pandemics will not happen. Any epidemic or pandemic occurring, such as the most recent outbreak of COVID-19, in Hong Kong, or even in areas outside of Hong Kong, may severely affect and restrict the level of economic activity as the government may impose regulatory administrative measures quarantining affected areas or other measures to control the outbreak of the disease, which in turn may adversely affect our business, financial condition and results of operations. Acts of war and terrorism may cause damage or disruption to us or our employees, facilities, markets, suppliers or customers, any of which may adversely impact our revenue, cost, financial condition and results of operations or the trading price of our Shares. Potential war or terrorist attacks may also cause uncertainty and cause our business to suffer in ways that we cannot currently predict.

Critical Accounting Policies and Estimates

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities including allowance for doubtful accounts, and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates. Significant accounting estimates reflected in its consolidated financial statements include: its ability to realize deferred tax assets, determinations of the useful lives of long-lived assets, estimates of provision for doubtful accounts and valuation assumptions in performing asset impairment tests of long-lived assets.

Revenue Recognition

The Group adopted ASC Topic 606, Revenue from Contracts with Customers, using the modified retrospective transition method on July 1, 2019. The five-step model defined by ASC Topic 606 requires the Group to (1) identify its contracts with customers, (2) identify its performance obligations under those contracts, (3) determine the transaction prices of those contracts, (4) allocate the transaction prices to its performance obligations in those contracts and (5) recognize revenue when each performance obligation under those contracts is satisfied. Revenue is recognized when promised goods or services are transferred to the customer in an amount that reflects the consideration expected in exchange for those goods or services.

Revenues are recognized when control of the promised services and deliverables are transferred to the Group’s clients in an amount that reflects the consideration the Group expects to be entitled to and receive in exchange for services and deliverables.

The Group generates revenues from fees charged for the services (recruitment services, immigration consultancy services and consultancy services in ESG) provided to its clients.

There are three revenue streams within the Group’s operations: recruitment services, consultancy services in immigration and ESG.

Recruitment services

For the recruitment services, the Group provides employment matching services where it introduces job seekers considering a career change to customers recruiting mid-career professionals, by determining the requirements for successful candidates and then selecting candidates whose work experience, skills and intention meet those requirements. The Group receives referral fees from the customer (employer) when the referred job seeker is employed and recognizes revenue at the time of employment. Regarding employment placement services, The Group has an obligation to provide individual employment arrangement services based on a contract. Since the performance obligation is satisfied at the time of employment, revenue is recognized at that point of time.

If the employment terminates before the expiry of three months from the commencement of the employment (except where the applicant is made redundant) a credit note will be issued. The scale of credit is pro-rated according to the unworked period within the guarantee period. There will be no credit note issued where the applicant leaves during or after the 4th month of the employment. If the client chooses a replacement hire, then fees will be charged accordingly. In fact, clients choose a replacement hire in all cases, Mclaren will find a replacement at no additional fee or charge. The client will allow Mclaren a reasonable period of time to exclusively find a replacement, such period not being less than 12 weeks of written notification. There is no refund record since the beginning of the business.

The Group’s recruitment operations in Hong Kong are conducted in compliance with the Employment Ordinance (Cap. 57) and the relevant regulations administered by the Labour Department of the Hong Kong Special Administrative Region. As a licensed employment agency under the Employment Agency Regulations (Cap. 57A), the Group adheres to the statutory requirements governing the recruitment and placement of personnel, including the prohibition of charging job seekers any fees for employment referrals. The Group maintains all necessary licenses and permits required to operate lawfully in Hong Kong and is not aware of any material non-compliance with applicable regulatory frameworks that would adversely affect its business operations.

Immigration consultancy services

The Group provides immigration consultancy services to individual clients and their family members who wish to enter Hong Kong for employment under schemes such as “Top Talent Pass Scheme”, “Quality Migrant Admission Scheme” and immigration under “New Capital Investment Entrant Scheme”. The Group’s services include instructing clients on the preparation of relevant documents, submitting the application to Hong Kong Immigration Department and other following up work until official approval notice is received from the Hong Kong Immigration Department. The revenue recognition point would be the receipt of official approval notice as the Group needs to repay full amount received from client if the client’s application is refused (ordinary refusal from the Hong Kong Immigration Department. Ordinary refusal represents the refusal which is not due to any reasons of 1) applicant’s voluntary withdrawal of application due to any personal/family reasons or 2) refusal due to fiduciary documents or proof of qualifications. No such refund other than ordinary refusal cases). No refund has been made since the beginning of the business and up to the date of this prospectus.

Consultancy services in ESG

In determining revenue on ESG consultancy engagements, the Group makes certain estimates as to the stage of completion of those engagements. The Group estimates the remaining time and external costs to be incurred in completing the engagements and the customer’s willingness and ability to pay for the services provided. A different assessment of the outturn on an engagement may result in a different value being determined for revenue and also a different carrying value determined for unbilled revenue for customer work.

Cost of Revenues

Cost of revenues consisted of direct labour wages and related welfare and consultancy expenses, comprising any external assistance considered necessary by the Group when delivering its services to clients.

Income Taxes

The Company is not subject to tax on income or capital gains under the current laws of the Cayman Islands. In addition, upon payments of dividends by Mclaren International, no Cayman Island withholding tax will be imposed.

Mclaren and Here Hear are incorporated in and carrying business in Hong Kong Special Administrative Region and are subject to Hong Kong profits tax under Inland Revenue Department Ordinance.

The Group accounts for income tax in accordance with U.S. GAAP. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred tax.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assess-able or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is charged or credited in the consolidated statement of operations, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Group had no uncertain tax positions for the years ended September 30, 2024 and 2023. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Year ended September 30, 2024 compared to year ended September 30, 2023

Employee

As of September 30, 2024 and 2023, the Group maintained a workforce of seven employees in both years. During the fiscal year ended September 30, 2024, one employee resigned in Hong Kong, down from four resignations in the prior year. The Group recruited one new employee in Hong Kong during 2024. No employees are affiliated with labor unions in Hong Kong, and the Group has not engaged any temporary employees over the past three years.

Results of Operations

The following table sets forth a summary of the consolidated results of operations of the Group for the periods indicated, both in absolute amount and as a percentage of its total revenues.

	For the years ended September 30
	2024		2023
	US$	% of Revenue	US$	% of Revenue
Revenues
Recruitment services	$303,590	10.9%	512,639	100.0%
Consultancy services in ESG	47,736	1.7%	-	-
Immigration consultancy services	2,433,527	87.4%	-	-
Total revenues	2,784,853	100.0%	512,639	100.0%

Cost of sales	(890,483)	32.0%	(166,757)	32.5%

Operating expenses
Loan interest	(23,100)	-0.8%	(14,762)	-2.9%
Lease interest and related expenses	(56,502)	2.0%	(59,586)	11.6%
Wage expense and MPF (Employer contribution)	(167,150)	-6.0%	(177,964)	-34.7%
Selling expenses	(6,362)	-0.2%	(7,127)	-1.4%
Advertising expenses	(19,288)	-0.7%	(21,383)	-4.2%
Legal and professional fees	(14,796)	-0.5%	(2,587)	-0.5%
Insurance general	(5,595)	-0.2%	(7,510)	-1.5%
Depreciation on fixed assets	(5,581)	-0.2%	(4,305)	-0.8%
Other operating costs	(66,314)	-2.4%	(53,885)	-10.5%
Total operating expenses	(364,688)	-13.1%	(349,109)	-68.1%
Other income	8,353	0.3%	17	0.0%
Other income (Government subsidy)			1,846	0.4%
Profit before tax	1,538,034	55.2%	(1,364)	-0.3%
Taxation	(232,516)	-8.3%	(1,392)	-0.3%
Net income	1,305,518	46.9%	(2,756)	-0.5%

Revenues

For the fiscal year ended September 30, 2024, the Group generated revenue through three distinct business lines operated by its wholly-owned subsidiaries: recruitment services, immigration consultancy services, and ESG consultancy services. This represents a strategic expansion from the prior fiscal year ended September 30, 2023, when the Group's revenue was derived exclusively from recruitment services conducted through Mclaren.

Revenue recognized at a point in time, comprising recruitment services and immigration consultancy services, totaled US$2,737,117 for fiscal year 2024, compared to US$512,639 in fiscal year 2023. Revenue recognized over time, representing ESG consultancy services, amounted to US$47,736 in fiscal year 2024. All revenue was generated from operations based in Hong Kong.

Mclaren has historically focused on recruitment services. The COVID-19 pandemic significantly impacted Hong Kong's economy and the recruitment services industry, prompting the Group to pursue strategic diversification. In 2023, the Group acquired Here Hear Limited ("Here Hear") from Mr. Lam Pak Chung Johnson, the spouse of Ms. Tan Haiping Yvonne, where Johnson also serves as the general manager of Mclaren and Here Hear.

This acquisition established the Group's immigration consultancy business under the Here Hear brand, positioning the Company to capitalize on new immigration schemes introduced by the Hong Kong government to attract high-quality talent and capital migrants. The strategic initiative proved highly successful, driving substantial revenue growth. Immigration consultancy services generated approximately US$2.4million in revenue during fiscal year 2024, while recruitment services contributed US$303,590 and the newly launched ESG consultancy services generated US$47,736.

The Group's strategic expansion resulted in a year-over-year revenue increase of $2.3 million, representing growth of over 400% for the fiscal year ended September 30, 2024, compared to the same period in 2023. Immigration consultancy services accounted for approximately 83% of total revenue, with recruitment services and ESG consultancy services representing 10% and 7%, respectively.

Cost of revenues and gross profit

Cost of revenues represents direct expenses attributable to revenue-generating activities. As previously noted, the Group experienced significant revenue growth driven by its new business segments. Notably, this expansion was achieved without a proportional increase in headcount, as the Group strategically outsourced certain immigration services operations to third-party partners. For the fiscal year ended September 30, 2024, these outsourcing arrangements resulted in cost of revenues (excluding direct labor costs) of approximately $732,736.

This operational efficiency, combined with disciplined cost management, contributed to a substantial improvement in profitability. As a result, the Group reported gross profit growth of approximately $1.5 million, or over 300%, year-over-year for the fiscal year ended September 30, 2024, compared to the same period in 2023.

Loan interest

It is noted that there are guarantee loans borrowed from HSBC by Mclaren since year 2020. The Scheme aims at helping local small and medium-sized enterprises (“SMEs”) and non-listed enterprises (collectively, “Enterprises”) to obtain financing from the Lenders for meeting their business needs so as to enhance their productivity and competitiveness in the rapidly changing business environment. Under the Scheme, the HKMCI may provide guarantee coverage to the credit facilities of eligible Enterprises approved by the Lenders. As at the year ended 30 September 2024, there were eight 100% guarantee loans and one 90% guarantee loan.

The 100% Guarantee loans were to ease the cash flow problems of Enterprises adversely affected by the outbreak of COVID-19, the Financial Secretary announced in the 2020-21 Budget Speech that a Special 100% Loan Guarantee would be introduced under the Scheme. The Special 100% Loan Guarantee aims at alleviating the financial burden of paying employee wages and rents by the Enterprises which are suffering from reduced income and to help minimize the Enterprises shutting down and layoffs. The loans under the Special 100% Loan Guarantee are fully guaranteed by the Government at a concessionary low-interest rate.

As for the 90% guarantee loans, with the approval of the funding by the Finance Committee of the Legislative Council on 6 December 2019, the 90% Guarantee Product under the Scheme has been introduced on 16 December 2019. The 90% Guarantee Product aims at providing additional support to small-sized enterprises and businesses with relatively less operating experience to obtain financing. With the rapid deterioration of the business environment following the outbreak and spread of the COVID-19, the Government has announced some enhancements and relief measures on the 90% Guarantee Product.

Lease

The finance costs from lease liability and depreciation on right of use assets are solely derived from the lease of the only operation office located in Shui On Centre, Wanchai, Hong Kong. The air conditioning and management fee of US$26,076 and US$24,914 for the year ended September 30, 2024 and 2023, respectively, was solely arisen from the operation office.

Wage expenses and MPF (Employer contribution)

Staff costs consisted of staff salaries and employer's contribution to the Mandatory Provident Fund. The slight decrement of wage expenses for the year ended September 30, 2024 compared to the same period in 2023 was mainly due to the minor salary adjustment for top management in view of cost control measures imposed for the Group's future development.

Selling expenses

Selling expenses incurred represents the fee paid to the data platform for recruitment services. For the year ended September 30, 2024, the Group incurred US$6,362 selling expenses representing a slight decrement of US$765 or 11% comparing with the selling expenses of US$7,127 incurred in the same period in 2023. The slight decrement was solely due to the price adjustment from the platform vendor.

Advertising expenses

Advertising expenses incurred represents the fee paid to the online recruitment platform for recruitment services. For the year ended September 30, 2024, the Group incurred advertising expenses amounting to US$19,288, representing a slight decrement of US$2,095, or 10%, compared with that of US$21,383 incurred in the year ended September 30, 2023. This slight decrement was solely due to the price adjustment on service plan. The advertising expenses are disclosed under operating expenses – selling and marketing expenses in the consolidated statement of income and comprehensive income and have not been capitalized during the two fiscal year ended September 30, 2024 and 2023.

Legal and professional fees

Legal and professional fees included services fee paid for company secretary and annual statutory audit fee. The Group incurred professional fees of US$14,796 in the year ended September 30, 2024, with an increase of US$12,209 or over 400% compared to the professional fees of US$2,587 incurred in the same period in 2023. The significant increase of the legal and professional fees was driven by the reappointment of a new auditor and an increase in size of operation, especially the expansion of business segments, leading to increased costs of audit for the year ended September 30, 2024.

Insurance general

Insurance cost included the medical insurance and employee compensation insurance premiums the Group paid for its employees. Insurance costs decreased by US$1,915, or 25%, to US$5,595 for the year ended September 30, 2024 from US$7,510 in the same period in 2023. The insurance expense incurred was reduced as the Group optimized the insurance plan for top management and employees.

Depreciation on fixed assets

Depreciation on fixed assets for the year ended September 30, 2024 was US$5,581. It represented an increment of US$1,276, or 30%, compared with the depreciation expenses of US$4,305 for the same period in 2023. This increment was due to the depreciation period difference for certain fixed assets purchased in the year ended September 30, 2023.

Other operating costs

The Group’s other operating costs included bank charges, license expense, general and administrative expenses and sundries. For the year ended September 30, 2024, the Group incurred other expenses amounting to US$40,238, consisting of bank charges (US$531), license expense (US$1,567), general and administrative expenses (US$7,669) and sundries (US$30,471). For the same period in 2023, the other expenses incurred by the Group included bank charges (US$412), license expense (US$376), other general and administrative expenses (US$6,470) and sundries (US$21,713).

Net income

As a result of the above discussed, the Group recorded a net income of US$1,305,518 for the year ended September 30, 2024, representing a growth of US$1,308,274 from a net loss of US$2,756 for the year ended September 30, 2023. A substantial increase in its net income in the year ended September 30, 2024 was predominantly due to a substantial increase in revenue, driven by immigration consultancy services as previously discussed.

Account receivables

Account receivable increased by US$224,392 from US$23,172 as of September 30, 2023 to US$247,564 as of September 30, 2024. The significant increment is aligned with the increment of revenue in year 2024. The account receivables as of September 30, 2024 and 2023 had been fully settled subsequently within one to three months. Management considered that no significant expected credit loss allowance should be accounted for in view of the sound settlement record of the Group's clients.

Right of use assets and lease liabilities and rental deposit

The right of use asset and lease liability and the rental deposit are solely related to the operation office located in Shui On Centre, 6-8 Harbour Road, Wanchai, Hong Kong. Mclaren entered into the rental agreement with the landlord on 29 April 2022 and the effective rental period was from July 15, 2022 to July 14, 2025 with three months rent free period at the beginning. The Group recognized an initial lease liability of US$155,778 and a right of use asset of the same amount as of the effective date. As of September 30, 2024, the right of use asset and lease liability amounts are US$41,108 and US$49,558, respectively. It accounts for an interest on lease liability of US$35,694 and a depreciation of right of use asset of US$51,926 during the fiscal year 2024. As of September 30, 2023, the right of use asset and lease liability amounts are US$93,034 and US$107,443, respectively.

Goodwill

On December 20, 2022, Mclaren purchased all shares (one ordinary share) from Mr. Lam Pak Chung, the husband of Mclaren's ultimate shareholder, Ms. Tan. The purchase was made for a consideration of US$38,462. The Net Asset Value of Here Hear as of December 31, 2022, was immaterial as a newly incorporated company with no transaction. The amount of US$38,462 was fully settled by cheque in September 2023 and was recorded as goodwill of US$38,462 in Mclaren's statement of financial position.

The management planned to develop immigration services in 2022, in accordance with the new policy introduced by the Hong Kong Government on migrant schemes. Ms. Tan expected that these services would commence in 2023. She aimed for this new revenue stream to mobilize opportunities and cover the losses brought about by the impact of COVID-19. Consequently, the management prepared a forecast which its period began from the year ending September 30, 2024, instead of fiscal year ended September 30, 2023, as 2023 was considered a startup year. The carrying amount from the Discounted Cash Flow prepared by the management, after applying a Discount for Lack of Marketability (DLOM) of 50%, is US$5.2 million, which is much higher than the goodwill of US$38,461. As of September 30, 2024, and September 30, 2023, there are no indicators of impairment, and no impairment is needed.

Deferred offering expenses

The whole amount of US$497,436 was paid to an independent third party which provides advisory services to the Group regarding to the initial public offering project.

Bank borrowings

There are guarantee loans borrowed from HSBC by Mclaren Consultancy Limited. The Scheme aims at helping local small and medium-sized enterprises (“SMEs”) and non-listed enterprises (collectively, “Enterprises”) to obtain financing from the Lenders for meeting their business needs so as to enhance their productivity and competitiveness in the rapidly changing business environment. Under the Scheme, the Hong Kong Mortgage Corporation Limited may provide guarantee coverage to the credit facilities of eligible Enterprises approved by the Lenders. As at the year ended 30 September 2024, there are eight 100% guarantee loans and one 90% guarantee loan outstanding. The current portion of 100% guarantee loans amounted to US$20,128 and US$23,875 as of September 30, 2024 and 2023, respectively while the non-current portion amounted to US$612,508 and US$614,834 as of September 30, 2024 and 2023, respectively. The current portion of 90% guarantee loan amounted to US$48,077 and US$48,077 as of September 30, 2024 and 2023, respectively while the non-current portion amounted to US$80,936 and US$134,321 as of September 30, 2024 and 2023, respectively. During the fiscal year 20224, the Group repaid US$54,150 of outstanding principal and US$28,408 interests to HSBC. The Group raised new capital of US$190,249 under the scheme in fiscal year 2023 and repaid US$28,045 outstanding principal and US$20,069 interests to HSBC.

100% Guarantee loans - To ease the cash flow problems of Enterprises adversely affected by the outbreak of COVID-19, the Financial Secretary announced in the 2020-21 Budget Speech that a Special 100% Loan Guarantee would be introduced under the Scheme. The Special 100% Loan Guarantee aims at alleviating the financial burden of paying employee wages and rents by the Enterprises which are suffering from reduced income and to help minimise the Enterprises shutting down and layoffs. The loans under the Special 100% Loan Guarantee are fully guaranteed by the Government at a concessionary low-interest rate.

90% guarantee loans - With the approval of the funding by the Finance Committee of the Legislative Council on 6 December 2019, the 90% Guarantee Product under the Scheme has been introduced on 16 December 2019. The 90% Guarantee Product aims at providing additional support to small-sized enterprises and businesses with relatively less operating experience to obtain financing. With the rapid deterioration of the business environment following the outbreak and spread of the COVID-19, the Government has announced some enhancements and relief measures on the 90% Guarantee Product.

Liquidity and Capital Resources

The Group financed its daily operations and business development through cash generated from the operations of the Group. For the years ended September 30, 2024 and 2023, its bank balance was US$1,178,045 and US$242,067, respectively.

The following table set forth a summary of its cash flows for the periods indicated:

	For the years ended September 30
	2024	2023
	US$	US$
Net cash used in operating activities	$(367,589)	(57,464)
Net cash used in investing activities	$-	(59,717)
Net cash (used in) provided by financing activities	$(59,458)	156,897

Cash used in/provided by operating activities:

For the year ended September, 2024, net cash used in operating activities US$367,589 was primarily resulted from the net income of US$1,305,518 as adjusted for non-cash items and change of working capital in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment, US$5,580 and amortization of right-of-use assets, US$51,926, Change of working capital in operating activities included an increase in account receivables due to the new business, immigration consultancy services, US$224,392, an increase in prepayment and deposits US$497,436, payments for right of use assets of US$62,461, finance costs on lease liability of US$4,576, a decrease in an amount due from a shareholder of US$208,347, a decrease in an amount due from a related party of US$5,791, a decrease in accrued liabilities of US$22,947 and income tax provision, US$232,516.

For the year ended September 30, 2023, net cash used in operating activities US$57,464 was primarily resulted from the net loss of US$2,756 as adjusted for non-cash items and change of working capital in operating activities. Adjustments for non-cash items consisted of depreciation of property and equipment, US$4,305 and amortization of right-of-use assets, US$51,926. Change in operating activities included an increase in account receivables of US$23,172, payments for right of use assets of US$57,829, finance costs on lease liability of US$7,660, a decrease in an amount due from a shareholder of US$3,786, and an increase in accrued liabilities of US$10,699 and income tax provision of US$1,392.

Cash used in investing activities:

For the year ended September 30, 2024, there is no cash provided by or used in investing activities.

For the year ended September 30, 2023, net cash used in investing activities amounted to US$59,717 was mainly contributed by the acquisition of Here Hear, US$38,462, an increase in an amount due from a related party of US$9,593 and purchases of property and equipment, US$11,662.

Cash used in financing activities:

For the year ended September 30, 2024, net cash used in financing activities, US$59,458 consisted of repayment of bank borrowings principal of US$54,150, finance costs on bank borrowings of US$23,100 and repayment of bank loans interests of US$28,408.

For the year ended September 30, 2023, net cash provided by financing activities, US$156,897 consisted of proceeds from bank borrowings of US$190,249, repayment of bank borrowings principal of US$28,045, finance costs on bank loans of US$14,762 and repayment of bank loans interests of US$20,069.

The following table set forth a summary of the Group’s working capital as of September 30, 2024 and 2023:

	As of September 30,
	2024	2023
	US$	US$
Current assets	$1,968,217	541,060
Current liabilities	330,640	191,026
Working capital	$1,637,577	350,034

Current assets as of September 30, 2024 was US$1,968,217. Out of this balance, the Group had bank balances in an amount of US$1,178,045. All cash was deposited in financial institutions in Hong Kong Special Administrative Region. The current asset balance also included the following: accounts receivable, net, US$247,564, amount due from a related party of US$15,384, office rental deposit of US$29,788 and deferred offering expenses of US$497,436.

Current liabilities as of September 30, 2024 was US$330,640. This amount was composed of accrued expenses and other payables, US$29,148, bank loans, current portion, US$73,513, income tax payable, US$156,272, amount due to shareholder of US$21,251, deferred tax liability of US$898 and an operating lease obligation-current portion, US$49,558.

Current assets as of September 30, 2023 was US$541,060. Out of this balance, the Group had bank balances in an amount of US$242,067 deposited in financial institutions in Hong Kong Special Administrative Region. The current asset balance also included the following: accounts receivable, net, US$23,172, amount due from shareholder US$190,882, an amount due from related party of US$9,593 and deferred tax assets of US$75,346

Current liabilities as of September 30, 2023 was US$191,026. This amount was composed of accrued expenses and other payables, US$52,095, bank borrowings of US$77,260, an amount due to shareholder of US$3,786 and an operating lease obligation-current portion, US$57,885.

The Group believes that its current levels of cash and cash flows from operations will be sufficient to meet its anticipated cash needs for at least the next twelve months. However, it may need additional cash resources in the future if it finds and wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it determines that its cash requirements exceed its amounts of cash on hand or if it decides to further optimize its capital structure, it may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

Contractual Obligations

The following table summarized the contractual obligations of the Group as of September 30, 2024:

	Payments Due by Period
	Less Than 1 Year	1 to 2 Years	3 to 5 Years	More Than 5 Years	Total
	US$	US$	US$	US$	US$
Contractual Obligations:
Operating lease obligation	$49,558	$-	$-	$-	$49,558
Bank loans	$73,513	$226,703	$263,463	$197,970	$761,649
Total contractual obligations	$123,071	$226,703	$263,463	$197,970	$811,207

Off-Balance Sheet Arrangements

The Group has no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Market Risks

The Company is exposed to market risks arising from fluctuations in foreign exchange rates and interest rates, which may impact its financial position and results of operations.

Quantitatively, the Group's functional currency is the Hong Kong Dollar (HKD), while its consolidated financial statements are presented in US Dollars (US$). Although the Group currently has no formal hedging policy for foreign currency transactions, it monitors currency exposure and may implement hedging strategies for material exposures if warranted. The USD/HKD exchange rate is expected to remain stable due to the Hong Kong Dollar's peg to the US Dollar, mitigating significant currency risk.

Qualitatively, the Group's interest rate risk stems primarily from cash holdings and bank loans; however, this exposure is not material, and thus no sensitivity analysis is provided. The Group will continue to assess market conditions and adopt risk management strategies as needed to align with its operational and financial objectives.

Future Financings

The Group may sell its Class A Ordinary Shares in order to fund its business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that the Group will achieve sales of the equity securities or arrange for debt or other financing to fund its growth in case it is necessary, or if the Group is able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

INDUSTRY

The information contained in this section and elsewhere in this prospectus have been derived from various official government publications and other publications by reputed and independent third parties. We believe that the sources of such information and statistics are appropriate sources for such information and have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect.

OVERVIEW OF HUMAN RESOURCES OUTSOURCING SERVICES MARKET IN HONG KONG

Definition and classification of human resources services industry

The human resources (HR) services industry is a multifaceted sector dedicated to optimizing workforce management through strategic, operational, and compliance-related solutions. This industry is integral to Hong Kong’s economy, acting as a linchpin for talent acquisition, retention, and development in a hypercompetitive global market. The HR services industry is categorized into four primary segments, each addressing distinct organizational needs:

Permanent and Contingent Staffing: This segment encompasses the recruitment of full-time employees for long-term roles and contingent workers for temporary assignments. Contingent staffing is particularly prevalent in industries with fluctuating demand, such as retail (seasonal hiring), logistics (peak shipping periods), and event management (short-term staffing for exhibitions).

Recruitment Process Outsourcing (RPO): RPO providers assume end-to-end responsibility for an organization’s hiring processes, leveraging economies of scale to reduce costs and improve efficiency. This model is favored by multinational corporations (MNCs) requiring high-volume recruitment across geographies.

Executive Search: Specialized firms focus on identifying and placing senior executives, board members, and C-suite leaders. These roles demand industry-specific expertise, cultural alignment, and confidentiality, particularly in regulated sectors like finance and healthcare.

Human Capital Consulting: Consultants advise on workforce strategy, organizational design, and talent development, helping businesses adapt to technological disruption and demographic shifts.

Human capital sourcing services, a critical subset of the HR industry, prioritize the strategic acquisition and deployment of talent. These services are increasingly vital in Hong Kong, where rapid economic evolution and labor market volatility necessitate agile workforce solutions.

Human capital sourcing services

Human capital sourcing services in Hong Kong are designed to address both immediate staffing gaps and long-term strategic workforce needs. Key offerings include:

Temporary Staffing: Flexible staffing solutions enable businesses to scale operations in response to cyclical demand. For example, financial institutions often hire temporary compliance officers during regulatory audits, while retailers recruit seasonal staff for holiday sales.

Contract-to-Hire Models: This hybrid approach allows employers to assess candidates in real-world roles before extending permanent offers. In Hong Kong, where over 90% of organizations have reported talent attrition according to a survey conducted by global talent services company Morgan McKinley1, contract-to-hire arrangements mitigate hiring risks.

1 https://www.morganmckinley.com/hk/article/hong-kong-employers-struggle-talent-attrition-due-financial-factors

Specialized Recruitment: Niche recruitment targets industries requiring technical expertise or regulatory knowledge. For instance, fintech firms seek blockchain developers with experience in distributed ledger technology, while healthcare providers recruit biomedical engineers familiar with FDA and CE certification processes.

Technological integration has revolutionized human capital sourcing. Artificial intelligence (AI)-driven platforms analyze candidate data (e.g., resumes, LinkedIn profiles, and coding portfolios) to predict cultural and skill fit, reducing time-to-hire. Blockchain technology is also gaining traction for verifying academic credentials and employment histories, addressing fraud risks in high-stakes industries like finance.

Market size of human capital sourcing services in Hong Kong

As of September 30, 2024, no publicly available data specifically quantified the market size of human capital sourcing services in Hong Kong. However, the broader business process outsourcing market in Hong Kong is forecasted to reach US$2.8 billion by 2029, growing at a CAGR of 4.6% from 2025, according to Statista.2

Market drivers and opportunities of human resources outsourcing services and employment services market in Hong Kong

The human capital sourcing market in Hong Kong is propelled by macroeconomic, demographic, and technological forces:

Economic Diversification: Hong Kong’s push to diversify beyond traditional sectors like finance and real estate has spurred growth in green energy, biotechnology, and AI. For instance, the government’s HK$10 billion Green Tech Fund has catalyzed demand for environmental engineers and sustainability consultants.

Aging Workforce: With approximately 22% of Hong Kong’s population aged 65 or older as of the end of 2023 Census3, businesses face acute labor shortages in sectors like healthcare and construction. Human capital providers are bridging this gap through flexible staffing and automation advisory services.

Greater Bay Area (GBA) Integration: The GBA initiative, linking Hong Kong with nine Guangdong cities and Macau, creates a unified talent pool of over 86 million residents4. Cross-border recruitment is particularly robust in manufacturing, where Hong Kong firms leverage Guangdong’s skilled labor for cost-effective production.

Digital Transformation: AI, machine learning, and robotic process automation are reshaping recruitment. For example, AI chatbots conduct initial candidate screenings, while predictive analytics identify flight risks among existing employees.

Several emerging opportunities positioning the sector for sustained growth. Among these opportunities is the untapped potential of small and medium enterprises (SMEs), many of which lack dedicated in-house HR departments and rely on outsourcing for recruitment, payroll, and compliance needs. Additionally, the normalization of remote work models post-pandemic enables firms to access talent pools beyond Hong Kong’s borders, such as skilled professionals in Southeast Asia and mainland China, reducing dependency on local hires while optimizing labor costs. Further opportunities arise from initiatives like the Top Talent Pass Scheme, which simplifies visa processes for mainland Chinese professionals, creating synergies between immigration consultancy services and cross-border recruitment. These trends, coupled with rising demand for gig economy platforms offering benefits such as insurance and training to freelance workers, underscore the sector’s capacity to innovate and capture new revenue streams.

2 https://www.statista.com/outlook/tmo/it-services/business-process-outsourcing/hong-kong

3 https://www.censtatd.gov.hk/en/web_table.html?id=110-01001#110-01001_p

4 https://www.brandhk.gov.hk/docs/default-source/factsheets-library/hong-kong-themes/2024-06-17/gba_en_jun-2024.pdf

Key development trend of human resources sourcing services in Hong Kong

Widespread adoption of hybrid workforce models: The adoption of blended remote and on-site work arrangements is redefining talent retention strategies. Post-pandemic, hybrid work models have become entrenched across industries, with technology, professional services, and finance sectors leading the shift. A 2023 survey by the PwC revealed that 76% of Hong Kong employees are now adopting a hybrid working model, significantly higher than their APAC (59%) and global (54%) counterparts5. This trend is driven by cost efficiencies and the demand for flexibility among employees, particularly millennials and Gen Z, who prioritize work-life balance. Providers offering hybrid workforce solutions, such as cloud-based collaboration tools and flexible contract structures, are well-positioned to capitalize on this shift.

Increasing regional talent mobility: Cross-border collaboration is addressing labor shortages in advanced industries. The GBA initiative has catalyzed talent mobility between Hong Kong and mainland China, particularly in manufacturing, robotics, and smart city technologies. Additionally, the Top Talent Pass Scheme, introduced in December 2022, simplifies visa processes for mainland professionals, promoting cross-border placements. This integration allows Hong Kong firms to tap into Guangdong’s cost-effective technical talent while offering mainland professionals access to global career opportunities. HR providers facilitating these partnerships are critical to sustaining Hong Kong’s competitiveness in advanced manufacturing and R&D.

Rising demand for flexible staffing: Flexible staffing, which involves agreements between employment service providers and employees, represents a key segment of the human capital sourcing services market in Hong Kong.

Flexible staffing offers greater flexibility in service scope (e.g., from traditional employment services to comprehensive outsourcing) and contractual arrangements. It typically involves more technical roles, where employees are selected based on predefined requirements set by end-users. Driven by the growing trend of temporary employment relationships, flexible staffing has become increasingly preferred by enterprises seeking to address short-term or seasonal labor demands. This arrangement also helps companies manage compliance risks related to employee headcounts and optimize labor costs effectively.

Growing popularity of cloud-based HR software and employee self-services: The adoption of cloud-based human resources software and employee self-services has emerged as a major trend in the human capital sourcing market. Cloud-based HR software enables employers to efficiently manage large volumes of HR data, offering value-added features and user-friendly accessibility. Through such platforms—accessible via software or mobile apps—employees can remotely and promptly access their HR records, manage personal information, and handle benefits such as leave applications or generating attendance records. These self-service tools not only streamline administrative tasks but also reduce management costs for clients of HR outsourcing providers. Additionally, by minimizing time spent on self-administration, such tools enhance employee productivity. The implementation of cloud-based platforms further drives cost savings and improves the overall efficiency of HR operations.

Market challenges, risks and constraints

Potential economic downturn: The market demand for human resources outsourcing services and employment services may be subject to macroeconomic conditions. Any adverse events affecting the economic growth which may disrupt the business operation and performance of enterprises, may negatively impact the employment market and subsequently the budget allocated to outsourcing services. As a result, human resources outsourcing services and employment service providers may be susceptible to the economic downturn as the major risk of market demand for their services.

Highly fragmented market and price competition: The swift development of the human resources services industry in Hong Kong results in emergence of different new market entrants, and currently the market is fragmented and highly competitive. In view of the minimum differentiation amongst market participants in terms of quality, scope of services and deliverables, some human resources outsourcing services and employment service providers are competing in terms of service fee and the ongoing price war may adversely impact the profitability of human resources outsourcing services and employment service providers.

5 https://www.pwchk.com/en/press-room/press-releases/pr-160823.html#:~:text=Hybrid%20working%20is%20the%20prevailing,%25)%20and%20global%20(54%25).

COMPETITIVE LANDSCAPE OF HUMAN CAPITAL SOURCING SERVICES MARKET IN HONG KONG

Overview of market competition

The human capital sourcing and employment services market in Hong Kong is highly fragmented and competitive, with numerous participants offering a range of services such as HR solutions, business administration, accounting, corporate services, business process outsourcing, and other professional services. These services cater to a diverse clientele, including regional offices of MNCs and many SMEs.

Given that some major market players are multinational corporations primarily focused on various professional and corporate services, human capital sourcing services often represent only a small portion of their overall revenue. As a result, it is challenging to accurately determine the revenue they generate specifically from human capital outsourcing services in Hong Kong, as well as their market share and ranking within this segment.

Factors of market competition

Scale of Operations and Service Quality: human capital sourcing service providers primarily compete on the basis of operational scale, which includes factors like geographic reach, range of services, technology adoption, and security standards. Providers with extensive operations and advanced service capabilities—such as integrating robust security measures like data encryption, showcasing expertise in benefits administration, and navigating multi-regional regulatory compliance—are preferred by clients, particularly MNCs. Additionally, offering supplementary services such as consulting, system upgrades, training, legislative updates (e.g., tax changes), and consistent communication helps providers stand out from competitors.

Reputation and market credibility: In a highly fragmented market featuring a wide array of participants with varying backgrounds, experience levels, and operational scales, clients tend to favor human capital sourcing providers with strong reputations and proven records. Providers that demonstrate reliable handling of employment, HR, and employee benefits management—especially for prominent enterprises and MNCs—are perceived as lower-risk options. These established providers, with their credible service delivery track records, generally outperform competitors by minimizing risks related to mishandling sensitive employee data or making HR-related errors.

Entry barriers

Industry Relationships and Client Networks: New entrants in the human capital sourcing services market often face difficulties establishing their client base. Developing an effective market entry strategy—tailored to specific industries and service offerings—is critical. Many providers secure business either through global channel partners or direct client engagement. MNCs, in particular, are often hesitant to switch to new service providers due to the high risks and costs associated with potential data privacy issues, making established providers the preferred choice.

Specialized Knowledge and Expertise: The human capital sourcing services industry requires providers to exhibit comprehensive knowledge of local employment laws, data privacy regulations, and industry-specific HR needs. Providers must manage complex processes such as remuneration structures, HR calculations, and scheduling, while also deploying HR systems and offering additional value-added services. This level of specialization demands significant technical and professional expertise. Furthermore, experience in business development, supplier partnerships, system implementation, and operational workflows forms a critical barrier to entry for new players.

Financial Resources and Creditworthiness: Launching a business in the human capital sourcing services sector requires substantial capital investment, particularly for recruiting skilled professionals and developing operational systems. Given the nature of the business, providers also need access to bank accounts with large credit limits to manage client transactions and employee payrolls. Banks often impose daily transfer and withdrawal limits, requiring additional approvals for higher transaction capacities. As such, financial strength and credit capacity act as significant obstacles for new entrants.

ANALYSIS OF IMMIGRATION CONSULTANCY SERVICES INDUSTRY IN HONG KONG

Immigration trends and regulatory environment

Hong Kong’s immigration framework is strategically designed to attract high-skilled professionals, entrepreneurs, and investors, reinforcing its position as a global hub for talent and capital. The government has implemented targeted programs to address labor shortages in priority sectors while aligning with broader economic objectives, such as innovation and technology development.

The Quality Migrant Admission Scheme (QMAS), launched by the Hong Kong government in 2006, remains a cornerstone of Hong Kong’s talent acquisition strategy. This points-based system evaluates applicants under two tracks: the General Points Test, which assesses factors such as age, academic qualifications, work experience, and language proficiency, and the Achievement-based Points Test, reserved for individuals with internationally recognized accomplishments such as Nobel laureates and Olympic medalists. In 2023, the QMAS approved 12,969 applications, a sharp increase from 2,845 in 2022, driven by relaxed annual quotas and an expanded Talent List that now includes 51 professions critical to Hong Kong’s economic priorities, such as environmental, social, and governance (ESG) specialists and microelectronics engineers. Historically, Financial Services (26%) and Information Technology (24%) have dominated successful applications, reflecting the city’s focus on fintech and innovation. 6

To complement the QMAS, the Hong Kong government introduced a series of new admission measures in 2022 aimed at attracting and facilitating global talent to develop their careers in Hong Kong. Among these measures is the Top Talent Pass Scheme (TTPS), designed to target high-income professionals and graduates from top universities worldwide, alongside enhancements to several existing talent admission programs. For example, the Technology Talent Admission Scheme (TTAS), which streamlines immigration for professionals in key fields such as AI, biotechnology, and data science, underwent significant improvements. These included removing the local employment requirement, extending the quota validity period from one year to two years, and incorporating emerging and promising technology areas to address the evolving needs of the tech sector. Since its launch in 2022, the Top Talent Pass Scheme has gained significant traction, becoming the most popular scheme by application volume, with 49,737 applications approved in 2023. Successful applicants came from a variety of countries, including Australia, Canada, Mainland China, Singapore, and the United States. 7

Recent policy adjustments by the Hong Kong government emphasize cross-border integration and compliance rigor. The TTPS, launched in December 2022, simplifies visa processes for mainland professionals, facilitating talent mobility across Hong Kong, Shenzhen, and other GBA cities. Concurrently, heightened anti-fraud measures require rigorous verification of academic credentials, employment history, and fund sourcing to mitigate risks associated with fraudulent applications. Dependents of QMAS and TTPS holders also benefit from unrestricted work and study rights, with a clear pathway to permanent residency after seven years of continuous ordinary residence.

6 https://www.immd.gov.hk/eng/facts/visa-control.html

7 https://www.immd.gov.hk/eng/facts/visa-control.html

Key markets driving demand for immigration consultancy

The demand for immigration consultancy services in Hong Kong is fueled by a diverse mix of corporate and individual clients, underpinned by the city’s strategic role as a gateway between mainland China and international markets.

Mainland China represents the largest and most dynamic market, accounting for over 90% of approved applications under the QMAS and TTPS in 2023. 8 Executives and entrepreneurs from mainland China are drawn to Hong Kong’s favorable tax regime, which caps personal income tax at 15% (compared to up to 45% in mainland China), and its status as a globally connected financial center. High-net-worth individuals (HNWIs) and family offices increasingly leverage the New Capital Investment Entrant Scheme, launched in March 2024, to secure residency while diversifying portfolios through investments in Hong Kong-listed equities or REITs. Additionally, technology professionals from Shenzhen and Guangzhou utilize the TTAS to access global career opportunities within Hong Kong’s innovation ecosystem, particularly in AI and fintech.

Challenges and opportunities in assisting individuals and corporations with immigration needs

The immigration consultancy sector in Hong Kong operates within a complex regulatory and competitive landscape, presenting both hurdles and avenues for growth for service providers. Major challenges include:

Regulatory scrutiny: Heightened anti-fraud measures, including enhanced due diligence on fund sourcing and employment validity, have extended processing times for investment-linked applications. For example, the Immigration Department now requires audited financial statements for New Capital Investment Entrant Scheme applicants, increasing documentation burdens.

Global competition: Rival jurisdictions such as Singapore and Dubai offer comparable residency programs with efficient processing timelines and compelling consultancy firms to differentiate through value-added services like post-arrival settlement support.

Talent retention: While Hong Kong successfully attracts skilled professionals, retention remains a challenge. A 2023 survey by recruitment agency Robert Walters revealed that approximately 37% of professionals in Hong Kong consider relocating within the next three to five years due to high living costs and geopolitical uncertainties. 9

Notwithstanding the challenges above, the sector is poised to capitalize on significant growth drivers, including:

Investment Migration Growth: The global wealth migration boom, particularly among mainland Chinese and Southeast Asian HNWIs, presents significant upside. The New Capital Investment Entrant Scheme is projected to attract a vast pool of businessmen and entrepreneurs to Hong Kong, driven by demand for dollar-denominated assets and political stability.

Family Office Expansion: Over 2,700 family offices were operating in Hong Kong as of the end of 202310, according to a market study by Deloitte in 2024, with many requiring customized immigration solutions for multi-generational relocation. Consultancies offering integrated services—combining visa processing, tax advisory, and education planning—are well-positioned to capture this niche.

Niche Sector Demand: Emerging industries such as green finance and Web3 are creating demand for specialized talent. For instance, the Green Tech Fund has spurred hiring of ESG compliance officers and renewable energy engineers, with consultancies developing tailored immigration packages for these roles.

8 https://www.immd.gov.hk/eng/facts/visa-control.html

9 https://hongkongfp.com/2023/10/04/over-half-of-hong-kong-professionals-considering-leaving-the-city-within-5-years-survey-finds/

10 https://www2.deloitte.com/cn/en/pages/deloitte-private/articles/market-study-on-the-family-office-landscape-in-hk.html

ESG CONSULTANCY MARKET INSIGHTS

Increasing adoption of ESG practices across industries worldwide

Environmental, Social, and Governance (ESG) considerations have transitioned from niche compliance requirements to core strategic imperatives for businesses globally. The value of global ESG assets under management (AUM) surged from US$22.8 trillion in 2016 to $30.3 trillion in 2022 at a CAGR of 4.9%, according to the Global Sustainable Investment Alliance. 11 This growth is driven in part by institutional investors, such as BlackRock and Vanguard, which now mandate ESG disclosures as a precondition for investment. Industries leading this adoption include:

Financial Services: Banks and asset managers are integrating ESG risk assessments into lending and investment decisions. For example, HSBC has pledged to allocate $1 trillion in sustainable financing by 2030, prioritizing green bonds and climate-resilient infrastructure projects. 12

Technology: Firms like Tencent and Alibaba Cloud are committing to carbon neutrality, leveraging renewable energy procurement and circular supply chains. Tencent’s “Carbon Neutrality Program” aims to use various technologies to help achieve zero carbon emissions. 13

Manufacturing: Companies are adopting Science-Based Targets (SBTs) to align with the Paris Agreement. Foxconn, a key Apple supplier, has committed to 100% renewable energy for its global operations by 2035. 14

In Hong Kong, ESG adoption is accelerating, with 65% of Hang Seng Index-listed companies publishing sustainability assurance reports in 2024, up from 51% in 2023. 15 This reflects heightened stakeholder expectations, particularly from institutional investors and regulators.

Regulatory drivers pushing for robust ESG frameworks and reporting

Regulatory mandates are the primary catalyst for ESG consultancy demand. Hong Kong’s regulatory landscape has evolved rapidly to align with global standards:

HKEX ESG Reporting Requirements: Effective 2025, Hong Kong Main Board-listed companies must disclose Scope 3 emissions (indirect emissions across supply chains) and all other climate-related disclosure requirements on a “comply or explain” basis, while GEM-listed companies are encouraged to make voluntary disclosures. Non-compliance risks delisting or fines up to HK$8 million.

EU Taxonomy Alignment: Hong Kong-based exporters must demonstrate compliance with the EU’s sustainability criteria to retain market access. This includes detailed carbon footprint assessments and adherence to circular economy principles.

SEC Climate Disclosure Rules: Hong Kong subsidiaries of US-listed firms face pressure to align with the SEC’s proposed climate risk disclosures, including scenario analysis for physical and transition risks.

11 https://www.gsi-alliance.org/wp-content/uploads/2023/12/GSIA-Report-2022.pdf

12 https://www.wsj.com/articles/hsbcs-green-credentials-come-under-fresh-scrutiny-bda237ce#:~:text=HSBC%20said%20in%20its%202023,a%20target%20for%20capital%20deployment.

13 https://en.prnasia.com/blog/2021/04/doing-good-with-technology-a-qa-with-tencent-charity-foundation/

14 https://www.greenpeace.org/eastasia/press/8423/foxconn-commits-to-achieve-100-renewable-energy-by-2040-greenpeace-response/#:~:text=TAIPEI%20%E2%80%93%20This%20afternoon%20Hon%20Hai,a%20major%20consumer%20of%20electricity.

15 https://www.afrc.org.hk/media/s2jjskoo/afrc-pr-sustainability-survey-en.pdf

Carbon Neutrality 2050 Strategy: According to Hong Kong’s Climate Action Plan 2025 announced by the Hong Kong government in 2021, Hong Kong government will devote HK$240 billion, or approximately US$30.8 billion, to decarbonize key sectors, including transportation and construction. 16

Green Finance Initiatives: the SFC and the Hong Kong Monetary Authority initiated the establishment of the Green and Sustainable Finance Cross-Agency Steering Group (chaired by the Hong Kong Monetary Authority and Securities and Futures Commission of Hong Kong) in 2020 to mandate climate stress testing for banks and insurers, requiring consultancies to develop tailored risk models.

Growing demand for customized ESG solutions for businesses

The demand for tailored ESG solutions is on the rise as businesses increasingly seek bespoke strategies to address challenges and capitalize on opportunities specific to their industries and operations. This demand spans across a wide spectrum of businesses, from SMEs to MNCs and private equity firms.

In the case of SMEs, which make up the majority of businesses in Hong Kong, there is a growing need for cost-effective ESG solutions that align with their limited budgets and resources. These businesses are particularly focused on tools that help with carbon accounting and achieving sustainability certifications such as B Corp or ISO 14001. To meet this demand, many ESG consultancies have started offering modular packages that provide scalable and affordable services, ranging from materiality assessments to employee training programs, enabling SMEs to meet compliance requirements without overextending their budgets.

For MNCs, the focus is often on creating cross-border ESG frameworks that ensure consistent reporting across multiple jurisdictions, exemplified by major corporations like Swire Pacific and Jardine Matheson. ESG consultancies play a crucial role in helping such firms harmonize their reporting standards, enabling MNCs to navigate the complexities of operating in global markets while adhering to stringent sustainability goals.

Family offices and private equity firms are also increasingly prioritizing ESG considerations, particularly in the context of mergers and acquisitions. ESG due diligence has become a critical aspect of deal-making, with a 2023 report from PwC revealing that 70% of private equity firms consider ESG as one of the top three drivers of value creation. 17 This shift underscores the growing recognition of ESG risks and opportunities in investment decisions, with consultancies providing specialized services to evaluate and integrate ESG factors into transaction strategies.

Emerging service offerings in the ESG space are expanding rapidly to cater to these diverse needs. One such area is ESG data analytics, where AI-powered platforms are being used to analyze real-time ESG performance metrics. These tools help businesses benchmark their ESG practices against peers, assess regulatory exposures, and predict future risks. Another important area is just transition advisory, where consultancies assist industries such as energy and manufacturing in balancing decarbonization efforts with workforce reskilling.

16 https://www.info.gov.hk/gia/general/202110/08/P2021100800588.htm

17 https://www.pwc.com/gx/en/services/sustainability/publications/private-equity-and-the-responsible-investment-survey.html

Market potential in Hong Kong and its alignment with global sustainability trends

The global ESG consulting market size was valued at US$8.76 billion in 2022 and is expected to reach US$ 13.82 billion by 2031, expanding at a CAGR of 5.2% during the forecast period, 2023-203118 driven by a combination of regulatory developments, corporate net-zero commitments, and the increasing importance of sustainable practices in the global business landscape.

A key driver of this growth is innovation in green technology. The Hong Kong government, through initiatives like the Green Tech Fund, is actively supporting research and development in areas such as carbon capture, hydrogen energy, and smart grid technologies. This funding creates a robust demand for technical ESG advisory services, as businesses seek guidance on implementing and scaling these cutting-edge solutions. ESG consultancies are stepping in to bridge the gap, offering expertise in integrating green technologies into corporate strategies and operations.

Sustainable finance also plays a pivotal role in the expansion of the ESG consultancy market. Hong Kong has established itself as the largest green bond market in Asia. Consultancies are increasingly involved in structuring financial instruments such as sustainability-linked loans and transition bonds, providing advisory services to prominent clients like Link REIT and MTR Corporation. These services not only enable businesses to access sustainable financing but also help them align their financial strategies with long-term ESG goals.

Regional collaboration further amplifies Hong Kong's potential as an ESG hub. Initiatives such as the Guangdong-Hong Kong-Macao GBA Green Finance Alliance are fostering cross-border ESG standards and creating opportunities for consultancies to support projects within the GBA. For instance, the Hong Kong-Shenzhen Innovation and Technology Park is a flagship innovation and technology initiative with green and low-carbon concepts (e.g. setting decarbonisation targets, using low-carbon construction methods, implementing decarbonisation measures in leasing and operation, and providing green sitting-out facilities) in aspects like design planning, attracting enterprises and management.

Despite these opportunities, challenges persist in the ESG consultancy market. One significant hurdle is the shortage of qualified local talent, creating bottlenecks in service delivery and limiting the capacity of consultancies to meet growing demand. Another pressing issue is the risk of greenwashing. Since 2022, the SFC has issued multiple warnings to firms for making misleading ESG claims. This underscores the critical need for rigorous verification frameworks to ensure the credibility and accuracy of ESG reporting and avoid reputational damage for both consultancies and their clients.

Overall, Hong Kong is well-positioned to capitalize on its role as a regional leader in ESG consultancy, aligning its market potential with global sustainability trends. However, addressing challenges such as talent shortages and greenwashing risks will be essential to sustaining long-term growth in this rapidly expanding sector.

COMPETITIVE STRENGTHS OF THE GROUP

Please refer to “Business — Competitive Strengths” in this prospectus for a detailed discussion of competitive strengths of the Group.

18 ESG Consulting Market Size, Share & Growth | Report 2031

OUR CORPORATE STRUCTURE AND HISTORY

Corporate History

The following diagram illustrates the ownership structure of the Company after giving to this offering:

______________

1Shareholding before/after the Offering

2Mclaren International Holdings Limited – the Registrant

3Mclaren Consultancy Limited – a Hong Kong operating subsidiary of the Group

4Here Hear Company Limited – a Hong Kong operating subsidiary of the Group

The above charge assumes an offering of [*] Class A Ordinary Shares and assumes no exercise by the underwriters of their over-allotment option.

Subsidiary Name	Background	Ownership
Mclaren Consultancy Limited (“Mclaren”)	Hong Kong Operating subsidiary of the Company, Incorporated on April 11, 2013 Provision of Consultancy services	100% held by Mclaren International Holdings Limited
Here Hear Company Limited	Hong Kong Operating subsidiary of Mclaren Incorporated on December 16, 2016 Provision of Consultancy services	100% held by Mclaren

Mclaren International Holdings Limited, the issuer in this Offering, was incorporated in the Cayman Islands on 20 March 2025 as an exempted company. The Group first began operations in 2013 through its operating subsidiary, Mclaren Consultancy Limited.

Mclaren Consultancy Limited was incorporated as a limited company in Hong Kong on April 11, 2013.

Here Hear was incorporated as a limited company in Hong Kong on December 16, 2016.

On April 13, 2025, the Company’s authorized share capital was re-designated from 500,000,000 Ordinary Shares with a par value of US$0.0001 per share into 500,000,000 ordinary shares with a par value of US$0.0001 per share, consisting of 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares.

Our Controlling Shareholder, Tan Haiping, our Chief Financial Officer, beneficially owns 15,700 Class A Ordinary Shares and 50,000 Class B Ordinary Shares in issue and outstanding, all of which are held by Lucky Cheer Group Limited, which represents [65.7]% our total issued and outstanding share capital and [96.7]% of our aggregate voting power as of the date of this prospectus.

BUSINESS

Overview

Mclaren International Holdings Limited (“Mclaren International”) is a holding company incorporated as an exempted company on March 20, 2025 under the laws of the Cayman Islands. We operate, all of our business through our subsidiaries in Hong Kong, namely Mclaren and Here Hear.

Operated in Hong Kong, we are a human resources and business solutions provider, specializing in offering comprehensive human capital solutions in three principal sectors, namely (i) recruitment services, (ii) immigration consultancy services, and (iii) environmental, social and governance (ESG) consultancy services. We primarily focused on talent sourcing, immigration consultation and the provision of integrated solutions for ESG matters to customers. Our primary market is in Hong Kong and our diverse clientele includes large corporate entities, small and medium-sized businesses, as well as high net worth individuals across a spectrum of industries.

Mclaren is our operating subsidiary in Hong Kong dedicated to the offering of recruitment services and immigration consultancy services. It has a team of seven members with recruitment professionals to deliver tailored and top-tier services to meet the diverse needs of our clients in human resources.

Here Hear is our other operating subsidiary in Hong Kong committed to providing consultancy services in immigration and ESG. With a team of three expert members, Hear Here specializes in offering consultation services and delivering personalized solutions for immigration applications for individuals and ESG management guidance for organizations.

Since our establishment of Mclaren in 2013, we have been engaging in talent sourcing, and established an outstanding track record in connecting business with high-end talents across diverse industries. With an in-depth understanding of Hong Kong’s regional job market and talent landscape, we deliver efficient and professional human resources solutions, ensuring our clients secure outstanding talents to fuel their teams’ success and development. Leveraging over ten years of industrial experience and expertise in Hong Kong, we have expanded our services to include consulting services in immigration and ESG. By offering personalized solutions to each client, we foster a collaborative journey where we work with clients to align their business models, achieve their goals, and drive transformative outcomes.

Our Mission

We are business and human capital solutions specialists. Our mission is to embrace the power of diversity. We empower our clients to achieve business growth and talents to thrive for excellence. As their trusted strategic partner, we collaborate hand in hand to co-create a sustainable future of mutual success.

Our Competitive Strengths

Experienced management team

Lam Pak Chung, our Chief Executive Officer, has more than five years of experience in management and in the fields of human resources. He has been the General Manager of our operating subsidiaries, Mclaren and Here Hear, since 2019 and 2022 respectively. He plays a pivotal role in overseeing the overall business, strategic development and major decision making within our Group. Tan Haiping, our director and Chief Financial Officer has more than five years of experience in management and in the field of human resources. She has been the sole director of our operating subsidiaries, Mclaren and Here Hear, since 2019 and 2023 respectively. We firmly believe that under the leadership of our executive director and senior management, we are well-positioned to maintain competitiveness and capture market opportunities.

Solid customer base and established reputation

We cater to a diverse clientele ranging from large corporate entities, small and medium-sized businesses, as well as high net worth individuals. Over time, we have developed profound expertise, knowledge, and insights into our clients' unique needs. For example, certain clients and industries frequently encounter challenges such as high staff turnover rates and difficulties in recruitment. This results in a consistent and persistent demand for our services to fill vacancies with suitable candidates. Our ability to match candidates with the necessary knowledge, skills, availability, and stability to our clients’ positions sets us apart. We have built our reputation on a track record of consistently delivering highly qualified talent that aligns with our customers’ exacting standards and requirements. We believe that our reputation established in the industry has given our clients confidence in engaging our Group, and the chance of being replaced by our market players is relatively low.

Comprehensive recruiting database with extensive talent pool

A recruiting database is an essential software tool for managing every stage of the recruitment process, including storing and managing candidate information, matching applicants with jobs, and streamlining the recruiting process. With over a decade of experience and expertise in recruitment, we have adeptly navigated a spectrum of recruiting database systems such as Bullhorn and JobsDB premium. Through years of input and upkeep, we have developed a robust recruiting database which contains a wealth of data on a vast number of candidates. Our recruiting database includes a wide range of candidates with diverse skill sets to meet our clients’ requirements. Our strategic use of these recruiting database systems enables us to gather detailed information on each candidate and each client. This in-depth insight allows us to grasp candidates’ distinctive attributes, qualifications, and professional backgrounds, while also discerning the specific requirements of our clients, whether they necessitate specialized technical proficiencies, industry acumen, or certain personal traits.

This reservoir of data empowers us to precisely identify the ideal candidate who aligns with the needs of our clients. By harnessing the potential of these databases, we can swiftly and accurately pinpoint candidates possessing the precise qualifications and attributes sought by our clients. This focused methodology ensures a seamless pairing of the right individual with the right opportunity, furnishing our clients with bespoke staffing solutions that not only meet their exact specifications but also enhance the proficiency of their workforce.

Sustainable growth through diversified revenue streams

We employ a diversified revenue model to ensure sustainable growth and mitigate risks. While our recruitment services form a cornerstone of our revenue model, we have extended our offerings that align with evolving market demands. In a bid to offer comprehensive solutions to our clients, we have also provided a payroll service, which we handle and manage salary payments of staff members on behalf of our clients. We are also planning to introduce add-on services in business transformation, branding, and outsourcing and outplacement solutions. This expansion enables us to not only address clients’ immediate staffing needs but also guide them through transformative processes that enhance their market positioning and brand recognition.

Moreover, recognizing the growing complexities of global mobility and corporate responsibility, we have broadened our consultancy services to include immigration assistance for individuals from the PRC seeking to migrate to Hong Kong. Additionally, our consultancy services in ESG equips companies with the knowledge and tools needed to embrace sustainable practices and align with global ESG standards.

This holistic approach not only bolsters customer loyalty but also positions us as a trusted partner in driving our clients’ success. By offering a diverse portfolio of services that cater to a spectrum of needs, we fortify our foundation for sustained growth and resilience in an ever-evolving business landscape.

Our Future Strategies

Our business strategies and future plans for our expansion are as follows:

Expand our service scope to business transformation and branding

We prioritize delivering personalized solutions to our clients, aiming to assist them in aligning their business models, achieving their objectives, and realizing transformative outcomes. In conjunction with our recruitment services, we plan to expand our service scope to offer add-on services including business transformation, branding, and outsourcing and outplacement solutions, to provide comprehensive support to our clients in enhancing their operations and driving strategic growth.

Business transformation

We aim to equip our clients with key competitive intelligence, comprehensive industry analysis, and innovative solutions. Our goal is to empower our clients to effectively address challenges, understand market dynamics, seize opportunities, formulate strategies and achieve continuous growth and business success within the current competitive landscape.

Branding

We will help our clients to develop compelling marketing campaigns and events that will distinguish our clients from their competitors. Our primary focus will be on building a robust corporate image and brand reputation through creative activities and proficient communication strategies. We will elevate our clients' business achievements and create meaningful engagements for their target audience.

Outsourcing and outplacement solutions

Our outsourcing and outplacement solutions will cater to companies looking for specialized expertise, skill sets, and adaptability for their reorganizational needs, enabling them to achieve cost efficiency and proficient market management. We will provide career transition services to offer holistic support and guidance to both enterprises and transitioning employees. Ensuring a seamless transition phase, we will prioritize safeguarding the reputation of our clients' brands. We will assist transitioning employees in repositioning their career paths and discover new job opportunities.

Expand our business operation in Asia and overseas

The human resources industry in Southeast Asia, including the PRC, Thailand, Vietnam, Korea, Japan, and Singapore, has experienced remarkable growth, fueled by its rapid economic development and the expanding enterprise operations. This growth trend is expected to persist, presenting lucrative opportunities for expansion. Recognizing the immense potential for business development, we are strategically positioning ourselves to capitalize on the recruitment and consultation industries. Given the fragmented nature of these industries, our directors are confident in our ability to tap into new prospects by leveraging our competitive strengths. These strengths include our well-established customer relationships and our reputation across various industries.

Our enduring partnerships with key clients serve as a foundation for pursuing fresh business ventures in the dynamic market of Asia. With the market poised for growth and our existing clientele expressing interest in our services across the region, we are directing our expansion efforts towards the PRC, Thailand, Vietnam, Korea, Japan, Singapore, and other promising areas overseas.

Strengthen brand visibility and expand talent pool

We plan to carry out advertising and other promotional campaigns, such as establishing recruitment centers to bolster brand awareness among potential clients.

To facilitate the registration of personnels in the talent pool, we will enhance our existing online platform to enable faster and easier registration and update of bios which help promote the expansion of talent pool. By prioritizing our marketing efforts and expansion of our talent pool, we are positioned to deliver exceptional staffing solutions to maximize value for clients.

Invest in technologies and enhance business operational efficiency

Our aim is to develop artificial intelligence (AI) systems to revolutionize our recruitment processes. In the coming future, AI will play a critical role in recruitment processes, driving automation across various tasks. By leveraging AI capabilities, we aim to boost operational efficiency and empower our recruiters to make informed, data-driven decisions.

We are actively exploring the development of AI systems to address the increasing demand for transparency in recruitment selection processes. These AI solutions will not only enhance online assessment tools but also involve offering personalized experiences such as virtual interviews, specific communication channels, or customized onboarding processes, ensuring a seamless and engaging recruitment journey. On the candidate side, AI presents a wealth of opportunities for personalization and optimization. Individuals seeking new career opportunities can harness AI tools to fine-tune their job searches, enabling them to identify roles that align perfectly with their unique skills and preferences. This strategic integration of AI technologies will reshape our recruitment process, which enable us to offer a more efficient, transparent, and personalized experience to both clients and candidates.

Expansion of in-house team of consulting experts

We intend to expand our recruitment efforts to attract more experts specializing in immigration and ESG consultancy. By augmenting our workforce in these crucial areas, we aim to enhance our capacity to deliver comprehensive consultancy services to both individuals and companies. We are keenly aware of the vast potential within the realms of immigration application processes and ESG management, particularly for Hong Kong-based enterprises looking to optimize their organizational frameworks. With a keen eye on market trends and customer needs, we are poised to seize these opportunities and cater to the evolving demands of our clientele effectively.

Our Services

We provide our human capital solutions including recruitment services, immigration consultancy services and ESG consultancy services to a broad range of customers including large corporate entities and small and medium-sized businesses from diversified industries.

The table below sets out our revenue by service categories for the years ended September 30, 2024 and 2023.

	For the years ended September 30
	2024		2023
	US$	% of Revenue	US$	% of Revenue
Revenues
Recruitment services	$303,590	10.9%	512,639	100.0%
ESG consultancy services	47,736	1.7%	-	-
Immigration consultancy services	2,433,527	87.4%	-	-
Total revenues	2,784,853	100.0%	512,639	100.0%
			-	-
Cost of sales	(890,483)	-32.0%	(166,757)	-32.5%

Recruitment services

We provide recruitment services to organizations spanning all industries and positions. In particular, we specialize in recruiting for senior positions, including top-level management, senior professionals and key roles within companies. We serve as a recruitment agent for organizations in search of candidates to fulfill their staffing requirements. We provide comprehensive services in identifying and presenting suitable candidates to our clients, utilizing a profound understanding of their preferences and tapping into our extensive database. We operate on a commission-based revenue model, where revenue is realized upon the candidates’ acceptance of offers extended by the clients. In return, clients remit a predetermined percentage of the hired candidates’ annual salary to us.

The effectiveness of our services is dependent on our ability to locate and recruit the suitable candidates through adept talent sourcing. Potential candidates are primarily sourced through a combination of our recruitment database, electronic outreach tools, referrals from our network with a cash incentive, as well as through telephone communication initiated by our recruitment consultants. To ensure maximum visibility and accessibility, we maintain an active online presence on our corporate website at https://www.mclarenconsultancy.com/, featuring internet postings. At the core of our operational framework lies a rigorous standard procedure encompassing meticulous screening, comprehensive communications, and where necessary, diligent background checks for all candidates introduced to our clients. This robust process guarantees that only the most qualified and well-suited candidates are presented, reinforcing our commitment to delivering exceptional talent solutions tailored to our clients’ unique requirements.

Service contracts and standard terms

We typically do not engage in long-term service contracts with the majority of our clients. Instead, we utilize a standard form of contract, outlining the material terms of our relationship with our clients including our recruitment services offered, our recruitment methodology, service fees, as well as any additional charges and charges for late payments.

Within our standard form of contract, our clients authorize us to employ various recruitment methodologies, including approaching candidates registered with us, editing and publishing recruitment advertisements and client profiles on public channels, and seeking candidate referrals from our network with cash incentives for successful referrals. We ensure candidate suitability by verifying their identity, experience, qualifications, and willingness to work in the specified position. Our clients are required to pay the service fee once a candidate commences engagement, calculated based on the agreed percentage of the candidate's remuneration. We issue invoices for our fees and reserve the right to charge interest on unpaid amounts beyond 14 days from the due date. If a client engages or re-engages a candidate within 12 months from the interview date, offer withdrawal, or engagement termination, they are charged the full service fee. If a client discloses candidate details to a third party leading to an engagement within 12 months of the introduction, the full service fee applies. Additionally, if a client directly contacts a candidate submitted by us within 12 months of the submission date leading to an engagement, the client is also responsible for paying the full service fee.

Operations

The operation typically involves the following major steps in recruitment:

Understand clients’ requirements.    We conduct in-depth consultation with clients to collect detailed information about clients’ needs, including the job duties, required skill sets, personnel backgrounds, service schedules and any other special requirements.

Matching of talents.     We utilize searches on our recruiting database alongside third-party recruiting database systems like Bullhorn and JobsDB premium to identify suitable candidates based on their backgrounds, specialized skills and experience. If no suitable candidates are identified within our database, we post job advertisements on our corporate website and/or other channels open to public. We also invite candidate referrals from our network by offering a cash incentive to the referrer for successful referral. We then curate a shortlist and present three potential candidates to our clients for their consideration. Subsequently, we facilitate a seamless transition through the interview process, extending offers to the selected candidates, and ensuring a smooth onboarding experience. Following a candidate’s commencement with a client, we invoice the client for our service fee, which is a pre-agreed percentage of the candidate’s annual salary.

Performance of duties and attendance by the staff.    We regularly communicate with our clients to ensure the personnel we placed meet their skill requirements and perform well. We offer a guarantee period of three months from the commencement of the engagement during which we stand by our placements. If, for any reason, the engagement terminates before the end of the guarantee period, we undertake to find a replacement at no additional fee or charge.

Evaluation of services performed.    We maintain a comprehensive system to record and track each candidate, client and referee.

All background information and preferences of registered candidates and clients are electronically stored in our recruiting database. This centralized system enables us to efficiently search and identify candidates of different specialty skills, experience levels and preference aligning with our clients’ specific requirements.

Payroll service

Besides serving as a recruitment agent in search of candidates for organizations, we also offer a payroll service to meet our clients’ needs.

Through this service, we take charge of handling and managing the salary payments of the staff members on behalf of our clients.

Within our contractual arrangements with our clients, we provide payroll service to our clients for designated staff members. Our clients are required to pay the service fee, calculated based on the agreed percentage of the staff members’ remuneration. Additionally, our clients are required to pay an upfront payment before the staff members’ employment start date. We issue invoices for our fees and reserve the right to charge interest on unpaid amounts beyond 14 days from the due date. These agreements typically set for 12 months from the staff members’ employment start date.

Immigration consultancy services

We provide immigration consultation to individuals and their family members exclusively from PRC who wish to relocate to Hong Kong through programs including the Quality Migrant Admission Scheme, New Capital Investment Entrant Scheme and Top Talent Pass Scheme, all under the purview of the Immigration Department of Hong Kong Special Administrative Region of the PRC (the “Immigration Department”). We provide consultation to applicants by providing guidance on document preparation, application submission and subsequent follow-up tasks until the application is approved by the Immigration Department. We recognize revenue upon confirmation of approval by the Immigration Department for the applications.

In operation, these applicants first engage with immigration agencies in the PRC, who serve as our primary customers and entrust us with the immigration applications. We then act as consultant to advise applicants with immigration advice and oversee the entire application process. To ensure efficiency and quality, we outsource the application procedures to five to six reputable companies. Throughout this process, we closely monitor each step to guarantee a smooth application process. Additionally, we extend our services beyond immigration assistance by providing supplementary support related to business development for individuals’ post-relocation to Hong Kong.

We provide immigration consultancy services specifically targeting the following programs of the Immigration Department:

Quality Migrant Admission Scheme

The Quality Migrant Admission Scheme seeks to attract highly skilled or talented persons to settle in Hong Kong in order to enhance Hong Kong's economic competitiveness. Applicants are not required to have secured an offer of local employment before applying for entry or being admitted to Hong Kong for settlement under the scheme. Successful applicants under the scheme may bring their spouse and unmarried dependent children under the age of 18 to Hong Kong, provided that they are capable of supporting and accommodating their dependents on their own financial resources without relying on public assistance in Hong Kong. The scheme offers two assessment routes: General Points Test and Achievement-based Points Test. Applicants must meet prerequisites, including age, financial stability, good character, and educational qualifications, to be eligible. The selection process involves regular exercises, with approval based on merit and strategic needs.

New Capital Investment Entrant Scheme

The New Capital Investment Entrant Scheme facilitates individuals, including foreign nationals and certain PRC residents, to enter and reside in Hong Kong by demonstrating a net asset value of at least HK$30 million and making a minimum investment of the same amount in permissible assets. Applicants must exhibit no adverse immigration record, prove self-sufficiency, and be capable of supporting themselves and their dependents. The scheme aims to enrich the talent pool, attract capital, and bolster various professional services in Hong Kong.

Top Talent Pass Scheme

The Top Talent Pass Scheme aims to attract skilled individuals worldwide, including high-income professionals and recent graduates from prestigious universities, to explore employment opportunities in Hong Kong. Eligibility spans various categories based on income levels, work experience, and academic backgrounds. Successful applicants can be granted initial stays of 36 months or 24 months, subject to meeting immigration requirements. The scheme allows for dependents to accompany the entrants, and extension of stay applications must be submitted within a specified timeframe before the limit of stay expires. Extensions are contingent on employment or business establishment in Hong Kong, with various documentation requirements outlined for each scenario. The scheme also offers a top-tier employment stream for qualifying applicants after a minimum stay period.

ESG consultancy services

We provide ESG consultancy services to organizations across industries to assist them in adopting ESG management and practices through our operating subsidiary Here Hear. In today's business landscape, the adoption of ESG management has transitioned from a luxury to a necessity for sustained growth and long-term success. ESG serves as a critical set of metrics utilized to evaluate companies, highlighting their commitment to environmental protection, social responsibility, and robust corporate governance practices. By integrating ESG strategies, companies showcase a steadfast dedication to sustainable development and ethical operations, thereby attracting ESG-focused investors, customers, and talent.

We recognize the pivotal role of ESG in contemporary business practices. With a team of experienced professionals, we offer comprehensive guidance through understanding our clients’ operation and needs, ensuring clients navigate the path towards sustainability with confidence and expertise. Our primary focus revolves around advising companies on adopting sustainable development and responsible business practices, to achieve carbon footprint reduction, energy efficient improvement and enhanced internal ESG awareness. By emphasizing these principles, businesses can effectively reduce operating costs, enhance customer trust and loyalty, mitigate risks arising from operation and reputation, and attract ESG-focused investors, customers, and employees. This customer-centric approach positions our clients at the forefront of the sustainable development movement. To date, we have been engaged by one client in providing ESG consultation, with revenue recognized at the completion of the ESG project.

Operations

Tailoring our approach to each engagement, we commence by thoroughly comprehending the client's operations and requirements. Subsequently, we formulate detailed plans and strategies that pinpoint areas within the business with significant potential for enhancing efficiency. By focusing on these key areas, we implement a set of more sustainable practices across operations, develop robust internal ESG framework and policies, and achieve key environmental and social targets that drive tangible improvements aligned with the client's specific needs and goals.

The operation typically involves the following major steps in ESG consultancy services:

Diagnostic phase.    We conduct a detailed analysis of the major operational processes to identify ESG enhancement within the client’s organization in this diagnostic phase. It includes establishing baseline measurements for key environmental metrics, documenting current trading practices and compliance levels, and evaluating energy consumption patterns. This phase also entails conducting management interviews, employee surveys, supplier evaluations, and customer feedback analysis to gather essential data for improving sustainability practices and guiding strategic decision-making.

System development.    We focus on developing standard operating procedures and implementing training programs to enhance staff understanding in this phase. It involves establishing a comprehensive ESG policy framework, creating standard operating procedures, and introducing performance monitoring systems. We also develop trading guidelines, such as product verification protocols and an employee ESG handbook, to promote sustainability practices within the organization.

Environmental systems.    We manage the environmental systems of the organization in this phase. This includes calculating the carbon footprint to establish a baseline for tracking future emissions and setting achievable emission reduction targets. We provide expert guidance to optimize trading routes, leading to reduced transportation costs and delivery times. We also assist in implementing energy efficiency program, targeting reduction in energy consumption and subsequent savings on energy expenses.

Trading operations enhancement.    We assist in building a supplier assessment platform that enhances the evaluation process of suppliers based on sustainability criteria in this phase. We also provide ESG awareness training and targeted sustainable trading practices to employees, to promote a culture of sustainability within the organization and increase sustainable procurement activities. We then conduct a thorough review of compliance requirements to ensure adherence to current regulatory standards.

Systems integration.    We focus on digital integration and documentation in this phase. We assist in developing a digital ESG metrics dashboard to enable real-time tracking of key sustainability indicators. Additionally, we compile standard operating procedures to reduce process variability. We also compile training materials to support the training of all employees in ESG practices.

Reporting and strategy.    We set up ESG performance baseline in this phase, which includes developing environmental metrics to monitor waste reduction, establishing social indicators with a focus on enhancing employee well-being, and compiling governance standards to ensure thorough oversight and complete compliance with corporate governance requirements in the upcoming year. We also outline a future roadmap for our client. We develop a comprehensive 12-month action plan with key initiatives aimed at enhancing sustainability. We conduct resource requirements planning to implement the action plan and estimate a budget for sustainability initiatives. We also assist the client to build budget projections to forecast a return on investment from sustainability efforts over the next few years. Additionally, we estimate growth opportunities, identifying new markets for our client for expansion driven by improved sustainability practices.

Permits and Licenses

Description of approval/license/permit/other regulatory requirements	Holding entity	Date of issue	Date of expiration	Regulatory authority
Employment agency license	Mclaren Consultancy Limited	May 23, 2024	May 22, 2025	The Labour Department

Competition

The human resources and staffing industry is highly fragmented with a multitude of competitors offering talent sourcing, staff placement and outsourcing services. Barriers to entry are relatively low, leading to a diverse landscape of market participants operating at varying scales based on financial resources and cash flow capacities. Our competitors include sole-proprietorship operations and local or regional firms.

Recruitment

We differentiate ourselves by delivering highly qualified candidates precisely tailored to and who are well matched for each position, leveraging our extensive recruiting database and talent sourcing skills, we match individuals who are not only well-suited but also excel in their roles. Moreover, we prioritize the cultivation and maintenance of outstanding client relationships and promptly addressing client needs. In addition to our core recruitment services, we extend our offerings to include payroll service to our clients. We are also planning to introduce add-on services in business transformation, branding and outsourcing and outplacement solutions for our clients. These services are meticulously crafted to deliver personalized solutions and comprehensive support, aimed at enhancing their business operations and catalyzing strategic growth.

To ensure the delivery of quality talents to customers, we rigorously conduct professional reference checks and meticulously scrutinize candidates’ work histories and backgrounds. In general, we prioritize service quality over pricing as a competitive factor. During sluggish hiring periods, however, competitive pressures may influence pricing dynamics and we are adept at maintaining competitive pricing strategies in such situations.

Immigration

Our immigration consultancy services are designed to address the growing need for seamless global talent mobility and personalized immigration solutions. With a deep understanding of Hong Kong’s immigration policies and international regulations, we provide end-to-end support for individuals and organizations navigating complex visa applications, work permits, and residency programs. Our team of immigration specialists stays abreast of the latest regulatory changes and leverages their expertise to ensure a smooth and efficient process for clients. Whether it’s assisting high-net-worth individuals with investment migration, supporting corporations in relocating key talent, or guiding families through residency applications, we deliver tailored solutions that align with our clients’ unique needs and aspirations. Our commitment to excellence is reflected in our high success rates and client satisfaction, making us a trusted partner for immigration services in Hong Kong and beyond. In an era where sustainability and corporate responsibility are paramount, our ESG consultancy services empower organizations to integrate sustainable practices into their core operations and achieve long-term value creation. We offer comprehensive guidance on ESG strategy development, reporting, and compliance, helping businesses align with global standards such as the United Nations Sustainable Development Goals (SDGs) and the Task Force on Climate-related Financial Disclosures (TCFD). Our team of ESG experts works closely with clients to identify key areas for improvement, implement impactful initiatives, and enhance their reputation as responsible corporate citizens. From carbon footprint reduction and diversity and inclusion programs to governance framework optimization, we provide customized solutions that drive measurable outcomes. By partnering with us, organizations can not only meet regulatory requirements but also build resilience, foster stakeholder trust, and contribute to a more sustainable future.

Sales and marketing

We employ a comprehensive sales and marketing approach to effectively market our human capital solution services. We conduct direct sales through our account managers catering to diversified clients, including large corporate entities, small and medium-sized businesses, as well as high net worth individuals. We proactively engage potential clients through industry networks.

In the digital realm, we maintain a strong online presence with a feature-rich website showcasing our portfolio and services, coupled with thought leadership content. Active engagement on social media platforms and targeted online advertising campaigns tailored to decision-makers bolster our digital marketing efforts. Moreover, we leverage partnerships with complementary service providers such as marketing agencies and headhunting firms, and operates referral programs to incentivize client recommendations.

Our Major Customers

Our major customers primarily include consultancy companies and companies with operations in Hong Kong, namely, Customer A, a trading company in Hong Kong, Customer B and C, two distinct consultancy companies, Customer D, a subsidiary of a multinational corporation providing transport solutions, Customer E, an interior design company based in Hong Kong, and Customer F, a subsidiary of a multinational pet food company. For the year ended September 30, 2024, the three major customers accounted for 24.8%, 14.7% and 10.3% of total revenue, respectively, which are generated from the immigration consultancy services (i.e. Customer A, Customer B and Customer C). For the year ended September 30, 2023, the three major customers accounted for 8.8%, 8.7% and [7.8]% of total revenue, respectively, which were generated from recruitment services (i.e. Customer D, Customer E and Customer F). Except these, no other customers accounted for more than 10% of revenue for the years ended September 30, 2024 and 2023.

Our Major Suppliers

Our major suppliers include Supplier A, a consultancy company, Supplier B, an immigration agency based in Hong Kong, and Supplier C, an import and export trading company based in Hong Kong. For the year ended September 30, 2024, the three major suppliers accounted for 67.5%, 19.9% and 9.6% of total service costs (excluding the direct labor cost), respectively. Except these, no other vendors accounted for more than 10% of total service costs for the years ended September 30, 2024 and 2023.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations.

Employees

The following table sets forth the number of employees of our Group at September 30, 2024 and 2023 by functions:

	2024	2023
Management	2	2
Recruitment professional	4	4
Administration	1	1
Total	7	7

Properties

Our principal executive office is located in Hong Kong, whereas leased an office space from an independent third party of 1,390 square feet from July 2022 to July 2025. The monthly rent for our office is $5,362 (HK$41,700) and may be terminated by giving the landlord one months’ advance notice in writing.

Insurance

We consider our insurance policies to be adequate and in line with the industry standard. As of the date of this prospectus, we have maintained the following key insurance policies: (i) employees’ compensation and office insurance for our employees that include work injury under the regulatory requirements in Hong Kong; and (ii) personal accident insurance which provides indemnity to us against liabilities resulting from claims with respect to accidents occurred in the provision of nursing services.

Legal Proceedings

From time to time, we may become involved in actions, claims, suits, and other legal proceedings arising in the ordinary course of its business, including assertions by third parties relating to intellectual property infringement, breaches of contract or warranties or employment-related matters. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which management believes, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

REGULATIONS

Regulations Related to our Business Operations in Hong Kong

Hong Kong Regulations Related to Consulting Services Providers

Business registration requirement

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to employment and labor protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment. The Company has complied with the Employment Ordinance as at the date of this prospectus.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HKD100,000,000 per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. The Company has complied with the ECO and there has not been any employee compensation action against the Company as at the date of this prospectus.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine and imprisonment. As of the date of this prospectus, the Company believes it has made all contributions required under the MPFSO. The Company has complied with the Mandatory Provident Fund Schemes as of the date of this prospectus.

Regulations related to Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong. The Company has complied with the Inland Revenue Ordinance as at the date of this prospectus.

Tax on dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital gains and profit tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HKD2,000,000 and 16.5% on any part of assessable profits over HKD2,000,000 on corporations from the year of assessment commencing on or after April 1, 2018. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HKD5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed. The Company has complied with the Stamp Duty Ordinance as at the date of this prospectus.

Regulations related to anti-money laundering and counter-terrorist financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks. The Company has complied with the AMLO as at the date of this prospectus.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO. The Company has complied with the UNATMO as at the date of this prospectus.

Regulations related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong), or the PDPO, imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•Principle 1 — purpose and manner of collection of personal data;

•Principle 2 — accuracy and duration of retention of personal data;

•Principle 3 — use of personal data;

•Principle 4 — security of personal data;

•Principle 5 — information to be generally available; and

• Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•if the data user holds such data, to be supplied with a copy of such data; and

•the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes certain activities, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned. The Company has complied the PDPO as at the date of this prospectus.

Regulations Related to our Business Operations in the PRC

Regulations on Dividend Withholding Tax

The National People’s Congress enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. According to the Notice of the SAT on Negotiated Reduction of Dividends and Interest Rates issued on January 29, 2008, revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, or Double Tax Avoidance Arrangement, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. The Company conducts its operations in Hong Kong through its operating subsidiaries IJL and ITL and management believes it is not subject to the PRC regulations on dividend withholding tax.

Regulations on Enterprise Income Tax

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Among other tax incentives, the preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such PRC “resident enterprises” will be considered PRC source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non PRC enterprise shareholders. This notice also subjects such PRC “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange. The Company conducts its operations in Hong Kong through its operating subsidiaries IJL and ITL and management believes it is not subject to the PRC regulations on Enterprise Income Tax.

Regulations related to Personal Data

Measures for Cybersecurity Review (PRC)

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on July 10, 2021, the CAC issued the Revised Draft of the Measures for Cybersecurity Review for public comment, which requires that, in addition to “operators of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. See “Recent Regulatory Developments in the PRC” on page 6 of this prospectus for more information on the CAC and the Revised Draft.

MANAGEMENT

The following table sets forth information regarding our Directors and Executive Officers as at the date of this prospectus:

Name	Age	Position	Relationship
Lam Pak Chung	52	Chief Executive Officer	Principal Shareholder, Spouse of Tan Haiping
Tan Haiping	43	Chief Financial Officer, Director	Principal shareholder , Spouse of Lam Pak Chung
[●]*		Independent Director
[●]*		Independent Director
[●]*		Independent Director

____________

*Has accepted an independent director appointment, which will be effective immediately upon effectiveness of this registration statement.

The business and working experience and areas of responsibility of our Directors and Executive Officers are set out below:

Mr. Lam Pak Chung has been our Chief Executive Officer since April 7, 2025. Mr. Lam has had over five years of experience in management and in the field of human resources experience. Mr. Lam has been working as the general manager of our operating subsidiaries, Mclaren and Here Hear, since January 2019 and 2022, respectively. In this role, he is responsible for the overall operation and development of Mclaren and Here Hear, and has led our operating subsidiaries to provide services specializing in human capital solutions, business consulting and integrated solutions for ESG. Mr. Lam obtained a Bachelor of Engineering (Mechanical) from the University of Hong Kong in 1995. Mr. Lam is also a Chartered Engineering of the Institution of Mechanical Engineers (IMechE), United Kingdom, and a Chartered Engineering of the Hong Kong Institution of Engineers (HKIE).

Ms. Tan Haiping has been our Chief Financial Officer since April 7, 2025, and our director since April 11, 2025. Ms. Tan has had over five years of experience in management and in the field of human resources experience. From 2019 and 2023 to the date of this prospectus, Ms. Tan has served as the director of our operating subsidiaries, Mclaren and Here Hear, respectively. She is responsible for the overall strategic planning and company direction. Ms. Tan graduated from University of Management and Technology in the United States in 2021 with a Master of Business Administration.

Employment Agreements and Director Agreements

We will enter into employment agreements with each of our executive officers, pursuant to which such individuals have agreed to serve as our executive officers until the executive officer’s successor is duly elected or appointed and qualified or until the executive officer’s earlier death, disqualification, resignation or removal from office, pursuant to the terms of the employment agreement, the Company’s then current memorandum and articles of association, as may be amended from time to time, or any applicable laws, rules, or regulations. We may terminate the employment without cause upon thirty (30) days’ advance notice in writing to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 3 months’ advance written notice. Each executive officer may resign at any time upon 3 months’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of the employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Board of Directors

Composition of our Board of Directors

Our Board of Directors will consist of four Directors. A director is not required to hold any shares in our Company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. Our Board of Directors has determined that each of [●] is an “independent director” as defined under the Nasdaq rules. Our Board of Directors is composed of a majority of independent Directors.

Committees of the Board of Directors

We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our Board of Directors effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. We intend to adopt a charter for each of the three committees effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Each committee’s members and functions are described below.

Audit Committee.

Our Audit Committee will consist of our three independent Directors, and will be chaired by [●]. We have determined that each member of our Audit Committee will satisfy the requirements of Section 303A of the Corporate Governance Rules/ Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that [●] qualifies as an “audit committee financial expert.” The Audit Committee oversees our accounting and financial reporting processes and the audits of the consolidated financial statements of our Company. The Audit Committee is responsible for, among other things:

•reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•reviewing with the Independent Registered Public Accounting Firm any audit problems or difficulties and management’s response;

•discussing with our independent auditor, among other things, the audits of the consolidated financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation
S-K under the Securities Act;

•discussing the annual audited consolidated financial statements with management and the Independent Registered Public Accounting Firm;

•reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•establishing and overseeing procedures for the handling of complaints and whistleblowing; and

•meeting separately and periodically with management and the Independent Registered Public Accounting Firm.

Compensation Committee.

Our Compensation Committee will consist of our three independent Directors, and will be chaired by [●]. We have determined that each member of our Compensation Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. Our Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our Directors and Executive Officers. Our Chief Executive Officer may not be present at any committee meeting during which their compensation is deliberated upon. Our Compensation Committee is responsible for, among other things:

•overseeing the development and implementation of compensation programs in consultation with our management;

•at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our Executive Officers;

•at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive Directors;

•at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•reviewing Executive Officer and director indemnification and insurance matters; and

•overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to Directors and Executive Officers.

Nominating and Corporate Governance Committee.

Our Nominating and Corporate Governance Committee will consist of our three independent Directors, and will be chaired by [●]. We have determined that each member of our Nominating and Corporate Governance Committee will satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our Directors and in determining the composition of the Board and its committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

•recommending nominees to the Board for election or re-election to the Board, or for appointment to fill any vacancy on the Board;

•reviewing annually with the Board the current composition of the Board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•developing and recommending to our Board such policies and procedures with respect to nomination or appointment of members of our Board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•selecting and recommending to the Board the names of Directors to serve as members of the Audit Committee and the Compensation Committee, as well as of the Nominating and Corporate Governance Committee itself; and

•evaluating the performance and effectiveness of the Board as a whole.

Code of Business Conduct and Ethics

In connection with this Offering, we have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees and is publicly available.

Clawback Policy

In connection with this Offering, our board of directors have adopted a clawback policy (the “Clawback Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by the board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Clawback Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the board. If the board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, our directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•declaring dividends and distributions;

•appointing officers and determining the term of office of the officers;

•exercising the borrowing powers of our company and mortgaging the property of our company; and

•approving the transfer of Shares in our company, including the registration of such Shares in our Share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our articles of association as may be amended from time to time.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our memorandum and articles of association as may be amended from time to time.

Interested Transactions

A director may, subject to any separate requirement for audit and risk committee approval under applicable law, our memorandum and articles of association as may be amended from time to time or applicable NASDAQ rules, or disqualification by the chairman of the relevant board meeting, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our amended and restated memorandum and articles of association, we may indemnify our directors and officers, among other persons, from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Foreign Private Issuer Exemption

After the consummation of this offering, we will qualify as a “foreign private issuer” under the SEC rules and Nasdaq rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing consolidated financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Shares.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), except that we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), and that we have an audit committee that satisfies Rule 5605(c)(3), including having committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). The exemptions are subject to our disclosure of which requirements we are not following and the equivalent Cayman Islands requirements. Below are some of the exemptions afforded to foreign private issuers under the Nasdaq rules:

•Exemption from the requirement that we disclose within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers.

•Exemption from the requirement that our board of directors be composed of independent directors.

•Exemption from the requirement that our audit committee have a minimum of three members.

•Exemption from the requirement that we hold annual shareholders’ meetings.

•Exemption from the requirement that our board of directors have a remuneration committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•Exemption from the requirement that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors and governed by a formal written charter or board resolution, as applicable, addressing the nomination process as adopted.

We intend to comply with all of the rules generally applicable to U.S. domestic companies listed on the Nasdaq. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules. We also intend to comply with Cayman Islands corporate governance requirements under the Companies Act applicable to us at the same time. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices.

Because we are a foreign private issuer, our members of our Board of Directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

We may also be eligible to utilize the controlled company exemptions under the Nasdaq corporate governance rules if more than 50% of our voting power is held by an individual, a group or another company. Pursuant to the Nasdaq corporate governance rules, in order for a group to exist, such shareholders must have publicly filed a notice that they are acting as a group (i.e., a Schedule 13D). We do not currently expect that more than 50% of our voting power will be held by an individual, a group or another company immediately following the consummation of this Offering.

COMPENSATION

For the years ended September 30, 2024 and 2023, we paid an aggregate of approximately $76,923 and $67,949, respectively, in cash and benefits in-kind granted to or accrued on behalf of all of our Directors and members of senior management for their services, in all capacities, and we did not pay any additional compensation to our Directors and members of senior management. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Executive Officers and Directors.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our Shares will purchase shares in this Offering. In addition, the following table assumes that the over-allotment option has not been exercised. Holders of our Shares are entitled to one (1) vote per share and vote on all matters submitted to a vote of our Shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

The percentage of Class A Ordinary Shares beneficially owned prior to the offering is based 50,000 Class A Ordinary Shares and 50,000 Class B Ordinary Shares in issue and outstanding as described in the “the Offering” section, The percentages of Ordinary Shares beneficially owned after the offering assume that the representative of the underwriters will not exercise their over-allotment option.

	Shares Benefically Owned Prior to This Offering				Shares Benefically Owned After This Offering (assuming no exercise of over-allotment option)
Directors and Executive Officers:	Class A Shares	Class B Shares	Percent of Total Shareholding (1)	Percent of Total Voting Power (2)	Class A Shares	Class B Shares	Percent of Total Shareholding %	Percent of Total Voting Power
Tan Haiping(4)	15,700	50,000	65.7%	96.7%	[*]	[*]	[*]	[*]
Lam Pak Chung(6)	4,900	-	4.9%	0.47%	[*]	[*]	[*]	[*]
Directors and executive officers as a group	20,600	50,000	70.6%	97.17%	[*]	[*]	[*]	[*]
Principal Shareholders					[*]	[*]	[*]	[*]
Lucky Cheer Group Limited(5)	15,700	50,000	65.7%	96.7%	[*]	[*]	[*]	[*]
Easy Great Group Limited(7)	4,900	-	4.9%	0.47%	[*]	[*]	[*]	[*]

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

(1)Giving effect to the reorganization of our Ordinary Shares, applicable percentage of ownership is based on 100,000 Ordinary Shares outstanding as of the date of this prospectus.

(2)Applicable percentage of ownership is based on [*] Ordinary Shares outstanding immediately after the offering. Each Class A Ordinary Share shall, on a poll, be entitled to one (1) vote per share, and each Class B Ordinary Share shall, on a poll, be entitled to twenty (20) votes per share.

(3)Except as otherwise indicated below, the business address for a director and an executive officer is Unit 1708-09, 17/F, Shui On Centre, 6 - 8 Harbour Road, Wan Chai, Hong Kong.

(4)Ms. Tan Haiping, our Chief Financial Officer and director, beneficially owns in aggregate 65.7% of the outstanding Ordinary Shares of the Company and in aggregate 96.7% voting power before the Offering, through her 100% ownership of Lucky Cheer Group Limited.

(5)Lucky Cheer Group Limited is a British Virgin Islands holding company and its business address is Unit 1708-09, 17/F, Shui On Centre, 6 - 8 Harbour Road, Wan Chai, Hong Kong. It is wholly owned by Ms. Tan Haiping.

(6)Mr. Lam Pak Chung, our Chief Executive Officer, beneficially owns 4.9% of the outstanding Ordinary Shares of the Company and 0.47% voting power before the Offering, through his 100% ownership of Easy Great Group Limited.

(7)Easy Great Group Limited is a British Virgin Islands holding company and its business address is Unit 1708-09, 17/F., Shui On Centre, 6-8 Harbour Road, Wan Chai, Hong Kong. It is wholly owned by Mr. Lam Pak Chung.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

The following is a summary of transactions since 2023 and up to the date of this prospectus to which we have been a party and in which any members of our Board of Directors, any Executive Officers, or Major Shareholder had, has or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Management”.

Nature of Relationships with Related Parties

No.	Names of related parties	Relationship
1	Tan Haiping	Principal shareholder, Spouse of Lam Pak Chung
2	Lam Pak Chung	Principal shareholder, Spouse of Tan Haiping and General Manager of Mclaren and Here Hear

Material Transactions with Related Parties

The subsidiaries entered into the following transactions with related parties for the fiscal years ended September 30, 2024 and 2023.

	For the years ended September 30,
	2024	2023
	US$	US$
Amounts due (to) from related parties
Tan Haiping	(21,251)	187,096
Lam Pak Chung	15,384	9,593
Total	(5,867)	196,689

The balances with related parties are unsecured, interest free with no specific repayment terms. The amounts due (to) from related parties are non-trade nature.

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association (as maybe amended from time to time), the Companies Act, and the common law of the Cayman Islands.

Our authorized share capital is US$50,000 divided into 450,000,000 Class A Ordinary Shares of a par value of US$0.0001 per Share and 50,000,000 Class B Ordinary Shares of a par value of US$0.0001 per Share.

As of the date of this prospectus, we had an aggregate of [100,000] Shares issued and outstanding, consisting of 50,000 Class A Ordinary Shares and 50,000 Class B Ordinary Shares. Upon the completion of this Offering, we will have [●] Class A Ordinary Shares, issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. All of our Shares issued and outstanding prior to the completion of the offering will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Amended and Restated Memorandum and Articles of Association of the Registrant, effective as at April 13, 2025

The following are a summary of the material provisions in our amended and restated memorandum and articles of association:

Objects of Our Company.    Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Class A Ordinary Shares.    Our shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our amended memorandum and restated articles of association provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the credit standing in our company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights.    On a poll, holders of our shares shall be entitled to one vote per share save that each holder of Class B Ordinary Shares shall be entitled to exercise twenty (20) votes for each Class B Ordinary Share he or she holder on any and all matters. On a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to the total shares that are present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the shares cast at a meeting, while a special resolution requires the affirmative vote of at least two-thirds of such members, as being entitled to do so, vote in person or by proxy at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders.    As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

Shareholders’ general meetings may be convened by a majority of our board of directors, the chairman of the board, any two directors or any director and the secretary. Advance notice of at least twenty-one clear days is required for the convening of our annual general shareholders’ meeting (if any) and advance notice of at least fourteen clear days is required for the convening of any other general meeting of our shareholders. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. If a general meeting is to be held in two or more places, the technology that will be used to facilitate the meeting. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors. Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum required for any general meeting of shareholders consists of the presence (whether in person or represented by proxy) of one or more shareholder’s holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and it does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the Articles, specifying the purpose of the meeting and signed by or on behalf of each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. However, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days hence or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the Articles.

Voting at any shareholders’ general meeting is by show of hands unless a poll is demanded (before or on the declaration of the result of the show of hands). A poll may be demanded by the chairman of such meeting or any one or more shareholders who individually or together hold not less than 10% of the voting rights of all those who have a right to vote on the resolution.

Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Transfer of Class A Ordinary Shares.    Subject to any applicable requirements set forth in the Articles and provided that a transfer of Class A Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, the restrictions set out below, any of our shareholders may transfer all or any of his or her Class A Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Capital Market or in any other form approved by our board of directors, executed by or on behalf of:

•where the Class A Ordinary Shares are fully paid, that shareholder; and

•where the Class A Ordinary Shares are partly paid, that shareholder and the transferee.

The transferor shall be deemed to remain the holder of the Class A Ordinary Shares until the name of the transferee is entered into our register of members.

Where the Class A Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any such Class A Ordinary Shares that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

•the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•the instrument of transfer is in respect of only one class of shares;

•the instrument of transfer is properly stamped, if required;

•the shares transferred are fully paid and free of any lien in favor of us;

•in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine after compliance with any notice required of The Nasdaq Capital Market; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.    If our company is wound up, the shareholders may, subject to the Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Shares and Forfeiture of Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment and such shareholders shall (subject to receiving at least 14 clear days prior notice specifying when and where payment is to be made), pay to us the amount called on their shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

The shares that have been called upon and remain unpaid are subject to forfeiture.

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share being the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Redemption, Repurchase, and Surrender of Shares.    Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may (i) issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors before the issue of those shares; (ii) repurchase any of our shares including any redeemable shares on such terms and in such manner as have been approved by our board of directors; and (iii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors may determine at the time of such variation. We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no issued shares of our company other than shares held as treasury shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Alteration of Share Capital.    Subject to the Companies Act, our shareholders may, by ordinary resolution:

•increase its share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

•consolidate and divide all or any of our share capital into shares of larger amount than its existing shares;

•convert all or any of our fully paid-up shares into stock, and reconvert that stock into fully paid-up shares of any denomination;

•sub-divide our shares or any of them into shares of an amount smaller than that fixed by the Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Issuance of Additional Shares.    Subject to the provisions of the Companies Act and our amended and restated memorandum and articles of association regarding redemption and purchase of the shares, our amended and restated memorandum and articles of association authorizes our board of directors to allot (with or without confirming rights of renunciation) grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide, issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Subject to the approval by our shareholders by way of special resolution, our amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•the designation of the series;

•the number of shares of the series;

•the dividend rights, dividend rates, conversion rights, voting rights; and

•the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued preference shares. Issuance of these shares may dilute the voting power of holders of shares.

Inspection of Books and Records.    Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company). However, we will provide our shareholders with annual audited consolidated financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.    Some provisions of our amended and restated memorandum and articles of association may discourage, delay, or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association (as may be amended from time to time) for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•does not have to file an annual return of its shareholders with the Registrar of Companies;

•is not required to open its register of members for inspection by shareholders of that company;

•does not have to hold an annual general meeting;

•is a company that conducts its business mainly outside the Cayman Islands;

•is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

•may not issue negotiable or bearer shares but may issue shares with no par value;

•may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•may register as an exempted limited duration company; and

•may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is modeled, to a large extent, after the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between two or more constituent Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property, and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•the statutory provisions as to the required majority vote have been met;

•the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

•the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, give notice to require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by the dissenting shareholder within one month from the date on which the notice was given, but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

•the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide that that we shall indemnify our existing or former secretary, officers (including an investment adviser or an administrator or liquidator) and directors (including alternate director) against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by such existing or former secretary, directors or officers, other than by reason of such person’s dishonesty, willful default, or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses, or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer, or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith, and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties — a duty to act bona fide in the best interests of the company, a duty to avoid fettering his or her discretion in the future, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard in regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and it does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding in aggregate not less than 10% of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. In addition, a director’s office shall be vacated if the director (i) is prohibited by the law of the Cayman Islands from acting as a director; or (ii) becomes bankrupt or makes any arrangement or composition with his creditors; or (iii) resigns his office by notice to our company; or (iv) only held office as a director for a fixed term and such term expires; or (v) in the opinion of a registered medical practitioner by whom he is being treated, becomes physically or mentally incapable of acting as a director or (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or (vii) is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or (viii) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six months.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute.    As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, a company may be wound up by an order of the courts of the Cayman Islands, or wound up voluntarily by a special resolution of its members, or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our amended and restated articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [●] Class A Ordinary Shares, [*] Class B Ordinary Shares issued and outstanding, assuming no exercise of the underwriters’ over-allotment option.

Prior to this Offering, there has been no public market for our Shares, and while we plan to apply to list our Shares on Nasdaq, we cannot assure you that a regular trading market for our Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Shares. Further, since a large number of our Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

We have agreed not to, for a period of six (6) months from the commencement of sale of this offering, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Class A Ordinary Shares or securities that are substantially similar to our Class A Ordinary Shares, including but not limited to any options or warrants to purchase our Class A Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed),without the prior written consent of the underwriter.

Furthermore, each of our directors, executive officers, and owners of 5% or more of our Class A Ordinary Shares has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our Class A Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares. These parties collectively own all of our outstanding Class A Ordinary Shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

All of our Shares outstanding prior to this Offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our Shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Subject to the Lock-Up Agreements, our affiliates may sell within any three-month period a number of Shares that does not exceed the greater of the following:

•1% of the then outstanding Shares of the same class, which will equal approximately [●] Class A Ordinary Shares and [*] Class B Ordinary Shares immediately after this Offering; or

•the average weekly trading volume of our Shares on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Cayman Islands Taxation

In the opinion of our Cayman counsel, Ogier, payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding tax will be required on the payment of a dividend or capital to any holder of the Class A Ordinary Shares nor will gains derived from the disposal of the Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

In the opinion of our Cayman counsel, Ogier, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no foreign exchange controls or foreign exchange regulations or currency restrictions in the Cayman Islands.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the Class A Ordinary Shares. Under the current laws of Hong Kong:

•No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares.

•Revenue gains from the sale of Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

•Gains arising from the sale of Class A Ordinary Shares, where the purchases and sales of Class A Ordinary Shares are effected outside of Hong Kong such as, for example, on the New York Stock Exchange, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•financial institutions or financial services entities;

•underwriters;

•insurance companies;

•pension plans;

•cooperatives;

•regulated investment companies;

•real estate investment trusts;

•grantor trusts;

•broker-dealers;

•traders that elect to use a mark-to-market method of accounting;

•governments or agencies or instrumentalities thereof;

•certain former U.S. citizens or long-term residents;

•tax-exempt entities (including private foundations);

•persons liable for alternative minimum tax;

•persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

•persons whose functional currency is not the U.S. dollar;

•passive foreign investment companies;

•controlled foreign corporations;

•the Company’s officers or directors;

•holders who are not U.S. Holders;

•persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

•partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

•an individual who is a citizen or resident of the United States;

•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

PERSONS CONSIDERING AN INVESTMENT IN OUR CLASS A ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder.

Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

•the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S.  TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

[●]

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions and non-accountable expense allowance, which are expected to be incurred in connection with the sale of Class A Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]
Nasdaq Capital Market Listing Fee		[●]
FINRA Filing Fee		[●]
Legal Fees and Other Expenses		[●]
Accounting Fees and Expenses		[●]
Printing and Engraving Expenses		[●]
Transfer Agent Expenses		[●]
Miscellaneous Expenses		[●]
Total		[●]

____________

*To be filed by amendment

LEGAL MATTERS

We are being represented by Loeb & Loeb LLP with respect to certain legal matters of U.S. federal securities laws. The validity of our Class A Ordinary Shares offered in this offering and certain other matters of Cayman Islands law will be passed upon for us by Ogier, our counsel as to Cayman Islands law. Legal matters as to Hong Kong law will be passed upon for us by Loeb & Loeb LLP. [*], the representative of the underwriters, is being represented by [*] in connection with this offering.

EXPERTS

The consolidated financial statements of September 30, 2024 and 2023, included in this prospectus have been so included in reliance on the report of J&S Associate PLT, Independent Registered Public Accounting Firm, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of J&S Associate PLT is located at B-11-14, Megan Avenue II, 12 Jalan Yap Kwan Seng, 50450 Federal Territory of Kuala Lumpur.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

Cayman Islands

We have been advised by Ogier, our counsel as to Cayman Islands law, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be penal or punitive in nature.

We have also been advised by Ogier that, notwithstanding the above, a judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands in certain circumstances without any re-examination or re-litigation of matters adjudicated upon, provided such judgement: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

Hong Kong

All of our directors and officers reside outside the United States in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying Shares represented by the Shares to be sold in this Offering.

Our SEC filings, including the Registration Statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov.

MCLAREN INTERNATIONAL HOLDINGS LIMITED

[●] Class A Ordinary Shares

______________________

PROSPECTUS

______________________

[●], 2025

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this Offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Part II — Information Not Required in the Prospectus

Item 6.       Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide that each officer or director of the registrant shall be indemnified out of the assets of the registrant from and against all actions, costs, charges, losses, damages and expenses which they or any of them, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trust unless such actions, costs, charges, losses, damages and expenses arise from dishonesty or fraud which may attach to such directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.       Recent Sales of Unregistered Securities.

Set forth below is information regarding Class A Ordinary Shares issued by us during the last three years. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

•[●]

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8.       Exhibits.

(a)The following documents are filed as part of this registration statement:

1.1**	Form of Underwriting Agreement
3.1**	Memorandum and Articles of Association of the Registrant, effective as at 20 March, 2025
4.1**	Specimen Share Certificate
5.1**	Opinion of [Ogier] as to the validity of the Class A Ordinary Shares
8.1**	Opinion of [Ogier] regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1**	Director Agreement between the Registrant and Tan Haiping
10.2**	Executive Officer Agreement between the Registrant and Lam Pak Chung
10.3**	Independent Director Agreement between the Registrant and [●]
10.4**	Independent Director Agreement between the Registrant and [●]
10.5**	Independent Director Agreement between the Registrant and [●]
14.1**	Code of Business Conduct and Ethics
21.1**	List of Subsidiaries
23.1**	Consent of Consent of J&S Associate PLT
23.2**	Consent of Ogier (included in Exhibit 5.1)
23.3**	Consent of Consent of Loeb & Loeb LL
24.1*	Power of Attorney (included on signature page to the registration statement)
99.1**	Charter of the Audit Committee
99.2**	Charter of the Compensation Committee
99.3**	Charter of the Nominating and Corporate Governance Committee
99.4**	Consent of [●]
99.5**	Consent of [●]
99.6**	Consent of [●]
99.7**	Clawback Policy
107**	Calculation of Registration Fee

____________

*        Filed herewith

**      Previously Filed

***    To be Filed by Amendment

#        Unofficial English translation

(b)    Financial Statement Schedules

None.

Item 9.       Undertakings

The undersigned registrant hereby undertakes:

(a)to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(b)insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(c)for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(d)for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China, on [●], 2025.

By:
	Name:	Tan Haiping
	Title:	Chief Financial Officer and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Tan Haiping, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
	Chief Executive Officer	[●], 2025
Lam Pak Chung	(Principal executive officer)
	Chief Financial Officer and Director	[●], 2025
Tan Haiping	(Principal financial and accounting officer)

Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of [●], has signed this registration statement in New York, on [●], 2025.

Authorized U.S. Representative Cogency Global Inc.
By:
	Name:	Colleen A. De Vries
	Title:	Senior Vice-President on behalf of Cogency Global Inc.

[MCLAREN INTERNATIONAL HOLDINGS] LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Mclaren International Holdings Limited

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of ODA Limited and its subsidiaries (the ‘Company’) as of September 30, 2024 and 2023, and the related consolidated statements of income and comprehensive income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows for the year ended September 30, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and, and the results of its operations and its cash flows for the year ended September 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

J&S ASSOCIATE PLT

Certified Public Accountants

PCAOB No: 6743

We have served as the Company’s auditor since 2024.

Kuala Lumpur, Malaysia

April 22, 2025

[MCLAREN INTERNATIONAL HOLDINGS] LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2024 AND 2023

(Amount in U.S. dollar, except for share and per share data)

	As of September 30,
	2024	2023
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1,178,045	242,067
Accounts receivables, net	247,564	23,172
Deposits, prepayments and other receivables, net	497,436	-
Deferred tax asset	-	75,346
Due from a shareholder	-	190,882
Due from a related party	15,384	9,593
Deposit	29,788	-

Total current assets	1,968,217	541,060

Non-current assets:
Plant and equipment, net	5,445	11,025
Goodwill	38,462	38,462
Right of use asset, net	41,108	93,034
Deposit	29,788	29,788

Total non-current assets	85,015	172,309
TOTAL ASSETS	2,053,232	713,369

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amount due to a shareholder	21,251	3,786
Deferred tax liability	898	-
Accrued expenses and other payables	29,148	52,095
Income tax payable	156,272	-
Operating lease liabilities - current	49,558	57,885
Bank borrowings – current portion	73,513	77,260

Total current liabilities	330,640	191,026
Non-current liabilities:
Bank borrowings –non-current portion	688,136	743,847
Operating lease liability – non-current	-	49,558
Total non-current liabilities	688,136	793,405
TOTAL LIABILITIES	1,018,776	984,431

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Class A Ordinary Shares (par value of US$0.0001 per share; 50,000 Class A ordinary shares authorized, 50,000 Class A ordinary shares issued and outstanding as of September 30, 2024 and 2023, respectively)	5	5
Class B Ordinary Shares (par value of US$0.0001 per share; 50,000 Class B ordinary shares authorized, 50,000 Class B ordinary shares issued and outstanding as of September 30, 2024 and 2023, respectively)	5	5
Additional Paid-In Capital	2,562	2,562
Subscription receivable	(8)	(8)
Retained losses	(273,626)	(270,870)
Accumulated other comprehensive gain (loss)	1,305,518	(2,756)
Total shareholders’ equity	1,034,456)	(271,062)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,053,232	713,369

*	Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

[MCLAREN INTERNATIONAL HOLDINGS] LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

(Amount in U.S. dollar, except for share and per share data)

	For the years ended September 30,
	2024	2023
	US$	US$
Revenues	2,784,85	512,639
Cost of revenues	(890,483)	(166,757)
Gross profit	1,894,370	345,882

Operating expenses
Selling and marketing expenses	106,246	123,950
General and administrative expenses	177,836	154,166
Depreciation and amortization expenses	57,507	56,231

Total operating expenses	341,589	334,347

Other (expenses) income
Bank Interest income	642	17
Interest expense	(23,100)	(14,762)
Government subsidies	-	1,846
Other income, net	7,711	-
Total other (expenses) income, net	(14,747)	(12,899)

Income before income tax expense	1,538,034	(1,364)

Income tax expense	(232,516)	(1,392)

Net income (expense)	1,305,518	(2,756)

Comprehensive income	-	-

Basic and diluted net income (loss) per share*	13.06	(0.03)
Weighted average number of shares outstanding - basic and diluted*	100,000	100,000

*	Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

[MCLAREN INTERNATIONAL HOLDINGS] LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

(Amount in U.S. dollar, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares
	Number of Shares*	Par Value	Number of Shares*	Par Value	Retained (losses) earnings	Additional Paid-In Capital	Subscription Receivable	Total Shareholder's Equity
		US$		US$	US$	US$	US$	US$
Balance as of October 1, 2022	50,000	5	50,000	5	(270,870)	2,562	(8)	(268,306)
Net loss	-	-	-	-	(2,756)	-	-	(2,756)
Balance as of September 30, 2023	50,000	5	50,000	5	(273,626)	2,562	(8)	(271,062)
Net income	-	-	-	-	1,305,518	-	-	1,305,518
Balance as of September 30, 2024	50,000	5	50,000	5	1,031,892	2,562	(8)	1,034,456

*	Retrospectively restated for effect of share reorganization (see Note 1)

The accompanying notes are an integral part of these consolidated financial statements.

[MCLAREN INTERNATIONAL HOLDINGS] LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2024 AND 2023

(Amount in U.S. dollar, except for share and per share data)

	For the years ended September 30,
	2024	2023
	US$	US$
Cash flows from operating activities:
Net income (loss)	1,305,518	(2,756)
Adjustment to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation of property and equipment	5,581	4,305
Amortization of right of use assets	51,926	51,926

Change in operating assets and liabilities:
Deposits, prepayments and other receivables	(497,436)	-
Accounts receivables	(224,392)	(23,172)
Accrued liabilities	(22,947)	10,699
Income tax	232,516	1,392
Operating lease liability	(57,885)	(50,169)
Decrease in an amount due from a shareholder	208,347	3,786
Increase in an amount due from a related party	(5,792)	-
Cash used in operating activities	(367,589)	(57,464)

Cash flows investing activities
Purchase of subsidiary	-	(38,462)
Purchase of plant and equipment	-	(11,662)
Increase in an amount due from a related party	-	(9,593)
Net cash used in investing activities	-	(59,717)

Cash flows used in financing activities
Proceeds from bank borrowings	-	190,249
Repayment of bank loans	(54,150)	(28,045)
Finance costs on bank loans	23,100	14,762
Repayment of loans interests	(28,408)	(20,069)
Cash (used in) from financing activities	(59,458)	156,897

Other comprehensive income	-	-

Net change in cash and cash equivalents	935,978	93,191
Cash and cash equivalents cash at beginning of the year	242,067	148,876
Cash and cash equivalents at the end of the year	1,178,045	242,067

Supplemental cash flows information
Cash paid for interest expense	28,408	20,069
Cash paid for income taxes expense	-	-

The accompanying notes are an integral part of these consolidated financial statements.

[MCLAREN INTERNATIONAL HOLDINGS] LIMITED

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Business

[Mclaren International Holdings Limited] (“We”, “us”, “Our”, “our Company”, the “Company” or “Mclaren International”), through its wholly-owned subsidiary is engaged in providing professional consulting services related to human capital solutions, business consulting, brand planning and marketing activities, position outsourcing, outplacement, and integrated solutions for environmental, social and governance (ESG) matters in Hong Kong.

Corporate Structure

The Company has subsidiaries as described below.

Mclaren International was incorporated in March 20, 2025 under the laws of the Cayman Islands, is the holding company of our Group.

Mclaren Consultancy Limited (“Mclaren”), a company incorporated in Hong Kong with limited liability in November 2013, the equity interest of Mclaren HK was ultimately 100% held as to by Ms. Tan Haiping (“Ms. Tan”) prior to the Group Reorganization (see below). It is our operating subsidiary in Hong Kong.

Here Hear Company Limited (“Here Hear”), a company incorporated in Hong Kong with limited liability in December 2016, the equity interest of Here Hear was ultimately 100% held as to by Mclaren prior to the Group Reorganization (see below). It is our operating subsidiary in Hong Kong.

The above operating subsidiaries are collectively referred to as the “Operating subsidiaries”. The Operating subsidiaries were controlled by Ms. Tan, the Controlling Shareholder of the Company, before and after the reorganization.

Reorganization

In connection with its proposed initial public offering, the Company undertook a reorganization of its legal structure (the “Reorganization”). Mclaren International implemented a series of transactions to establish a dual-class share structure and consolidate ownership under US GAAP (ASC 505, 805, 810) and SEC requirements. The reorganization was designed to create an optimal capital structure for the public listing while maintaining governance controls for key stakeholders. The Reorganization involved:

On March 20, 2025, Mclaren International was incorporated in the Cayman Islands with limited liability and an authorized share capital of US$10 divided into 100,000 of a par value of US$0.0001 each by Ms. Tan Haiping.

The Company issued 80,000 ordinary shares to Lucky Cheer Group Limited, Ms. Tan’s wholly-owned subsidiary, comprising 1 share transferred from the initial subscriber and 79,999 newly issued shares at par value. These equity transactions were recorded at par value in accordance with ASC 505-10. Subsequently, the Company redesignated its share capital into Class A and Class B shares through board and shareholder resolutions, amending its Memorandum & Articles of Association. Class B shares carry 20 votes per share and are convertible into Class A shares (1 vote per share), while Class A shares are non-convertible. The conversion rights were evaluated under ASC 480-10 and ASC 815, confirming their classification as equity instruments with no embedded derivatives requiring separation.

As part of the reorganization, the Company acquired 100% of Mclaren Consultancy Limited through the issuance of 20,000 Class A shares to Lucky Cheer Group Limited which is a wholly owned company by Ms. Tan Haiping in exchange of all equity interests of Mclaren Consultancy Limited. This transaction was accounted for as a common control transaction, with the consideration shares allocated at carrying value as of the acquisition date. Post-acquisition, Mclaren Consultancy Limited's financial results are fully consolidated under ASC 810. Following the reorganization, Lucky Cheer Group Limited distributed 4,900 Class A shares to each of seven investors. These nonmonetary transfers were evaluated under ASC 845, with no dividend implications.

The Company's authorized share capital consists of 100,000 shares, comprising 50,000 Class B shares (each with 20 votes) and 50,000 Class A shares (each with 1 vote). Lucky Cheer Group Limited holds 50,000 Class B shares and 15,700 Class A shares, while the remaining Class A shares are held by seven other investors (4.9% each).

The reorganization transactions were completed as part of the Company's preparation for its US IPO, with all material changes to the equity structure properly authorized and documented.

The results of operations for the period presented comprise those of the previously separate entities, combined under the acquisition method (for entities under common control) from the beginning of the period to the end of the period. This method requires the financial statements to be retrospectively adjusted as if the entities had always been combined, with transactions accounted for at historical carrying amounts. By eliminating the effects of intra-entity transactions and aligning accounting policies, the pre-reorganization results are presented on a basis substantially consistent with the post-reorganization results, ensuring comparability.

Upon the Group Reorganization and as of the date of these financial statements, details of the Group are as follows:

Name	Place of incorporation	Date of incorporation	Business engaged in	Effective ownership as of September 30, 2024	Effective ownership as of September 30, 2023
Mclaren International Holdings Limited	Cayman	March 2025	Investment Holding	-	-
Mclaren Consultancy Limited	Hong Kong	April 2013	Employment agency and business consultants	100%	100%
Here Hear Company Limited	Hong Kong	December 2016	Immigration and ESG consultant	100%	100%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission. The consolidated financial statements have been prepared on a going concern basis.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates and assumptions that were used.

Foreign currency translation and transaction and convenience translation

The Company uses United States dollar (“US$”) as reporting currency. The functional currency of the Company in Hong Kong is Hong Kong dollar (“HK$”). The determination of the respective functional currency is based on the criteria of Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters.

The Company’s assets and liabilities are translated into US$ from HK$ at year-end exchange rates. Its revenues and expenses are translated at the average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Exchange gains and losses resulting from currency translation are recorded as other comprehensive income (losses) in the consolidated statements of income and comprehensive income, if any.

Translations of amounts in the consolidated balance sheet, consolidated statements of income and comprehensive income and consolidated statements of cash flows from HK$ into US$ as of and for the year ended September 30, 2024 and 2023, are solely for the convenience of the reader and were calculated at the noon buying rate of US$1 = HKD7.8, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the HK$ amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

The Company’s cash and cash equivalents are held at well-capitalized financial institutions in Hong Kong. While these deposits are not FDIC-insured, they are protected under Hong Kong’s Deposit Protection Scheme Ordinance (DPS), which covers eligible deposits up to HK$500,000 per depositor per bank. Management believes the Company is not exposed to any significant credit risk related to its cash holdings.

Accounts receivable and allowance for doubtful debts

Accounts receivables are recorded at original invoice amount less an estimated allowance for uncollectible accounts. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for doubtful accounts.

Management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the clients. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after all means of collection have been exhausted, normally past due for over 1 year, and that the likelihood of collection is not probable.

Current expected credit losses

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss (ECL) methodology, including the aging method for estimating credit losses, to measure impairments of certain financial assets, including accounts receivable. Under this approach, receivables are stratified by delinquency status to estimate ECLs, resulting in earlier loss recognition than under the incurred loss model (which requires probable incurred losses). The standard also includes provisions affecting the recording, presentation, and disclosure of impairments for other financial assets. The Company adopted ASU 2016-13 effective October 1, 2022 (the first day of its fiscal year), applying the ECL model to accounts receivable, contract receivables, and other financial instruments. The adoption, including the use of the aging method for accounts receivable, did not materially impact net earnings, financial position, or cash flows.

Deposits and deferred offering expenses

Deposits and prepayments consist of rental deposits, and deferred offering expenses. Deferred offering expenses are referring to the professional fees for auditing, legal and financial printer related to the initial public offering.

The Group has incurred certain incremental costs directly attributable to its initial public offering ("IPO"), including underwriting, legal, regulatory filing, and professional advisory fees. In accordance with ASC 340-10-S99-1 (SEC Staff Accounting Bulletin Topic 5.A), these costs have been classified as deferred charges on the balance sheet and are subject to ongoing assessment for recoverability. Upon completion of the IPO, all deferred costs will be charged against the proceeds of the offering as a reduction of additional paid-in capital ("APIC") in the equity section. Should the IPO be abandoned, all capitalized costs will be expensed immediately in the consolidated statement of operations, as they do not qualify for continued deferral absent an anticipated successful offering.

Plant and equipment, net

Plant and equipment, net are stated at cost net of accumulated depreciation and impairment losses, if any. Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service with no residual value. Estimated useful lives are as follows:

Classification	Estimated useful life with no residual value
Office furniture and equipment	5 years
Leasehold improvement	Over the shorter of the term of lease, or 5 to 10 years
Computer and related equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Goodwill

On December 20, 2022, Mclaren purchased all shares (one ordinary share) from Mr. Lam Pak Chung, the husband of Mclaren's ultimate shareholder, Ms. Tan. The purchase was made for a consideration of US$38,462. The Net Asset Value of Here Hear as of December 31, 2022, was immaterial as a newly incorporated company with no transaction. The amount of US$38,462 was fully settled by cheque in September 2023 and was recorded as goodwill of US$38,462 in Mclaren's statement of financial position.

Goodwill recognized in a business combination is initially measured at cost, which represents the excess of the acquisition-date consideration transferred over the fair value of net identifiable assets acquired. Goodwill is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate potential impairment. For impairment testing, goodwill is allocated to the Company’s reporting units, which are components of the business one level below an operating segment and represent the discrete financial information regularly reviewed by management.

If the carrying amount of a reporting unit (including goodwill) exceeds its fair value, an impairment loss is recognized for the excess, limited to the total carrying amount of goodwill allocated to that reporting unit. Any impairment loss is recognized in the period identified and cannot be reversed in subsequent periods. For goodwill arising from an acquisition during the reporting period, impairment testing is performed as of the acquisition date.

Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Based on the short-term nature of cash and cash equivalents, deposits and prepayments, accrued expenses and other payables has determined that the carrying value approximates their fair values. The carrying amount of operating lease liabilities approximate their fair values since they bear an interest rate which approximates market interest rates. The fair value of the Company’s long-term debt approximated the carrying value as of September 30, 2024 and 2023, as the weighted average interest rate on these long-term debts approximated the market rate for similar debt.

Leases

The Company adopted ASC 842, Leases, on October 1, 2022, using the modified retrospective transition method through a cumulative-effect adjustment in the period of adoption. Prior periods were not restated. The Company elected the package of practical expedients permitted under ASC 842-10-65-1. Upon adoption, the Company recognized Operating Right-of-Use ("ROU") assets of  US$140,632 and Operating Lease Liabilities of US$140,632 and Operating Lease Liabilities of US$155,854 as of October 1, 2022, with no material impact to retained earnings.

Leases are classified as either operating or finance leases based on specific criteria under ASC 842. Key classification considerations include whether the lease transfers ownership of the underlying asset by the end of the lease term, contains a bargain purchase option, has a lease term covering a major part of the remaining economic life of the asset, or has lease payments with a present value that equals or exceeds substantially all of the asset's fair value. The Company evaluates all relevant factors when classifying its lease arrangements.

ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of future lease payments, adjusted for any lease incentives received and initial direct costs incurred. For operating leases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate, which reflects the rate of interest it would pay to borrow on a collateralized basis over a similar term. The Company includes periods covered by extension or termination options in the lease term only when it is reasonably certain to exercise such options.

The Company has elected not to separate lease and non-lease components for office leases with a single counterparty, instead accounting for these components as a single lease component. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has also elected the short-term lease recognition exemption, and accordingly, leases with a term of 12 months or less are not recorded on the balance sheet. Expense for these short-term leases is recognized on a straight-line basis over the lease term.

The adoption of ASC 842 resulted in increased transparency of the Company's lease obligations through recognition of ROU assets and lease liabilities on the balance sheet, while the income statement impact remains consistent with previous accounting under ASC 840. The new standard did not have a material effect on the Company's results of operations or cash flows.

For all leases, the Company reassesses the lease term and other key assumptions when triggering events occur that would require such reassessment under ASC 842. The Company maintains appropriate controls and processes to ensure complete and accurate lease identification, classification, measurement, and disclosure in accordance with the standard.

The Company's lease portfolio consists primarily of office space. Management believes its current lease accounting policies and disclosures provide investors with meaningful information about the Company's lease commitments and their financial statement impact. The adoption of ASC 842 aligns the Company's financial reporting with current U.S. GAAP requirements and enhances comparability with other public companies.

Bank borrowings

Borrowings are initially recognized at the amount of proceeds received, net of directly attributable transaction costs. Borrowings are subsequently measured at amortized cost using the effective interest method.

Transaction costs, including upfront fees, are presented as a direct deduction from the carrying amount of the related borrowing and are amortized over the term of the borrowing using the effective interest rate.

The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the borrowing to the net carrying amount at initial recognition. Interest expense is recognized in earnings based on this rate over the life of the borrowing.

The carrying amount of the borrowing is reduced for principal repayments made during the term. Any difference between the net proceeds (after transaction costs) and the redemption amount is recognized in earnings over the term of the borrowing.

Accrued expenses and other payables

Accrued expenses primarily include accrued expenses for the operation in the ordinary course of business.

Revenue recognition

We derive revenue principally from recruitment, immigration and environmental, social and governance (ESG) related consultancy services. Revenue from contracts with customers is recognized using the following five steps:

Revenue from contracts with customers is recognized using the following five steps:

1.	identify the contract(s) with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligations in the contract; and
5.	recognize revenue when (or as) the entity satisfies a performance obligation.

The unit of account for revenue recognition is a performance obligation (a service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A service is distinct if the customer can benefit from the service either on its own or together with other resources that are readily available to the customer, and the service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised services until we identify a bundle of services that is distinct. Promises in contracts which do not result in the transfer of service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. We have addressed whether various services promised to the customer represent distinct performance obligations.

Our revenues from recruitment and immigration related consultancy services are recognized at a point in time while the revenue from ESG related consultancy services is recognized over time.

Transaction price is the amount of consideration in the contract to which we expect to be entitled in exchange for transferring the promised services. The transaction price is fixed and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if we do not receive a separate identifiable benefit from the customer. Revenue is recognized at a point in time. Under the described production process, performance obligations for these services are typically satisfied at a point in time.

The Company currently generates its revenue by the below sources:

Provision of recruitment, immigration and ESG related consultancy services

The Company recognizes revenue from recruitment consultancy services when corporate clients extend hiring offers to candidates, signifying the completion of the performance obligation. The Company has determined that it acts as the principal in these transactions, and revenue is recognized on a gross basis upon the issuance of the employment offer. The Company bears primary responsibility for fulfilling the promise to provide suitable candidates for job vacancies. Revenue is recognized at a point in time.

For immigration consultancy services, the Company recognizes revenue upon issuance of approval by the Immigration Department of the Hong Kong Special Administrative Region to the applicants, marking the completion of the performance obligation. The Company has determined that it is the principal in these transactions, with revenue recognized on a gross basis upon issuance of the related approval. The Company carries primary responsibility for providing advisory services and assistance with the immigration application. Revenue is recognized at a point in time.

The Company recognizes revenue from ESG consultancy services over time under ASC 606, as control of the services is continuously transferred to the client throughout the engagement period. We have determined that the input method, based on labor costs incurred relative to total estimated time spent for the project, most faithfully depicts the transfer of control and our satisfaction of performance obligations. This approach appropriately reflects the nature of our ESG advisory services, where value is delivered progressively through research, analysis, and advisory activities that often do not correlate directly with specific outputs or deliverables.

As the principal in these service arrangements, the Company recognizes revenue on a gross basis. This determination is supported by our primary responsibility for designing and executing the advisory services, control over the professional staff delivering these services, and discretion in establishing service pricing and methodologies. The Company bears the risk of fulfilling contractual obligations and maintaining quality standards throughout each engagement.

The Company does not accept any refunds for services provided under ordinary circumstances. For the years ended September 30, 2024, and 2023, the Company is not aware of any material claims against it in relation to the services provided.

Segment Reporting

The Company applies the provisions of ASC Topic 280, Segment Reporting, which establishes standards for reporting information about operating segments and related disclosures about products and services, geographical areas, and major customers.

The Company uses the management approach in determining its reportable operating segments. This approach considers the internal organizational structure and financial information reviewed by the Company’s chief operating decision maker (CODM) in evaluating performance and allocating resources.

Management, including the CODM, reviews operating results based on revenue derived from different service lines. However, as the Company’s services are supported by shared resources and managed collectively, the Company has determined that it operates as a single operating segment.

All of the Company’s assets are located in Hong Kong, and all of its revenue is generated in Hong Kong.

Cost of revenues

The cost of revenues includes consultancy expenses, comprising any external assistance considered necessary by the Company when delivering its services to clients.

Selling and marketing expenses

Selling and marketing expenses primarily consist of advertising and promotion expenses.

General and administrative expenses

General and administrative expenses primarily consist of insurance costs, utilities, office expense, and expenses related to general operations.

Government subsidies

Government subsidies are recognized as other income. Such amounts are recognized in the consolidated statements of income and comprehensive income upon receipt and when all conditions attached to the grants, such as companies are required to stay in the same level of employment, are fulfilled. During the years ended September 30, 2024 and 2023, the Company recognized government subsidies of $nil and $[1,846], respectively in the other income of consolidated statements of income and comprehensive income.

Income taxes

The Company accounts for income taxes pursuant to ASC Topic 740, Income Taxes (“ASC 740”). Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes. Any tax paid by subsidiaries during the year is recorded. Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date. ASC 740 also requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and the expected future tax benefit to be derived from tax losses and tax credit carry-forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets, including those related to the U.S. net operating loss carry-forwards, is dependent upon future earnings, if any, of which the timing and amount are uncertain.

The Company adopted ASC 740-10-05, Income Tax, which provides guidance for recognizing and measuring uncertain tax positions, and prescribes a threshold condition that a tax position must meet for any of the benefits of the uncertain tax position to be recognized in the financial statements. It also provides accounting guidance on derecognizing, classification and disclosure of these uncertain tax positions.

Employee benefits

Payments to the Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognized as an expense when employees render services that entitle them to the contributions. Employers are required to make regular mandatory contributions amounting to at least 5% of the employee’s monthly income, up to a maximum of HK$1,500 for employees with a monthly income exceeding HK$30,000.

The Company is obligated to make severance payments and long service payments for its employees on cessation of employment in certain circumstances under the Ordinance. The Ordinance currently allows employers to offset the severance or long service payments to an employee against accrued benefits derived from the contributions it has made to the employee in the MPF Scheme.

However, the Legislative Council has passed the Employment and Retirement Schemes Legislation (Offsetting Arrangement) (Amendment) Bill 2023 on June 9, 2023 to abolish the use of the accrued benefits of employers’ mandatory contributions under the MPF System to offset severance payment and long service payment. The Hong Kong government has announced that the abolition will take effect on May 1, 2025. Accrued benefits derived from employers’ voluntary MPF contributions as well as gratuities based on length of service can continue to be used to offset severance payment and long service payment. Expected contributions to the long service payment obligation by the Company as of September 30, 2024 and 2023 are US$[1,141]and US$[1,332], respectively, in the accrued expenses and other payables of consolidated balance sheets.

Related parties transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Comprehensive income

The Company presents comprehensive income in accordance with ASC Topic 220, Comprehensive Income, (“ASC 220”). ASC 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the consolidated financial statements. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that are recorded as an element of shareholders’ equity (deficit) but are excluded from net income.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. There were no material commitments or contingencies as of September 30, 2024 and 2023.

Equity Transactions (ASC 505)

The Company accounts for equity transactions in accordance with ASC 505, which provides guidance on the classification, recognition, and disclosure of equity-related instruments. The Company has adopted a dual-class share structure, under which Class A and Class B Ordinary Shares carry different voting rights but identical economic interests.

Equity issuances, conversions, and nonmonetary transactions are recorded at historical carrying values, in line with U.S. GAAP requirements for common control transactions. The Company evaluates all changes in ownership and voting rights structure to assess potential accounting implications.

If applicable, treasury stock repurchases, dividend distributions, and other capital transactions are accounted for under ASC 505, ensuring proper presentation within shareholders' equity. The Company discloses all material equity changes in its financial statements and investor filings to maintain transparency regarding governance and capital structure.

Earnings per share (ASC 260)

The Company calculates basic and diluted earnings per share (EPS) in accordance with ASC 260, which governs the presentation and computation of EPS for entities with publicly traded equity securities.

Basic EPS is computed by dividing net income attributable to common shareholders by the weighted average number of Class A and Class B shares outstanding during the reporting period. Diluted EPS reflects the potential impact of convertible securities, including Class B share conversions, share-based compensation awards, and other dilutive instruments, using the treasury stock method or if-converted method, as applicable.

The Company's dual-class share structure requires separate consideration in EPS calculations, particularly regarding voting rights versus economic interests. Any share conversions from Class B to Class A, as well as changes in outstanding shares due to corporate actions, are evaluated to ensure accurate EPS presentation.

Recently issued accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of income and comprehensive loss and statements of cash flows.

3.SEGMENT INFORMATION

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services.

Based on the management’s assessment, the Company has determined that it operates as a single operating and reportable segment under ASC Topic 280, Segment Reporting. While the Company generates revenue from three distinct service lines, these services are supported by shared infrastructure and management, and are reviewed as a whole by the chief operating decision maker. All operations and assets are located in Hong Kong, and all revenues are derived from customers within Hong Kong.

4.ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following:

	As of September 30,
	2024	2023
Accounts receivables	$247,564	$23,172
Allowance for expected credit losses	(-)	(-)
Total accounts receivables, net	$247,564	$23,172

*All accounts receivables as of September 30, 2024 and 2023 have been settled within one to three months from the respective financial year end date. Thus, the management determined that there is no allowance for expected credit losses is recognized.

5. DEPOSITS AND PREPAYMENTS, NET

Deposits, prepayments and other receivables, net consisted of the following:

	As of September 30,
	2024	2023
Rental deposits	$29,788	$29,788
Deferred offering expenses	497,436	-
Total deposits and prepayments, net	$527,224	$29,788

6.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of September 30,
	2024	2023

Computer equipment	1,764	1,764
Leasehold improvement	12,045	12,045
Office furniture and equipment	1,836	1,836
Sub-total	15,645	15,645
Less: accumulated depreciation	(10,200)	(4,620)
Property and equipment, net	$5,445	$11,025

Depreciation expenses for the years ended September 30, 2024 and 2023, were $[5,581] and $[4,305], respectively.

7.ACQUSITION OF SUBSIDIARY AND GOODWILL

On December 20, 2022, Mclaren (the acquirer) completed the acquisition of 100% equity interest in Here Hear Company Limited (the acquiree) from Mr. Lam Pak Chung, the spouse of Ms. Tan Haiping, for a consideration of HK$300,000 (US$38,462), thereby obtaining control of the entity. This strategic acquisition provides a platform for the Group to further develop its immigration consultancy services in Hong Kong. The acquisition has been accounted for as a business combination under the acquisition method in accordance with ASC 805, Business Combinations.

Given the insignificance of the net assets of Here Hear as of the acquisition date, goodwill amounting to HK$300,000 (US$38,462) arose from the acquisition, which is equal to the total consideration paid. The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date was immaterial and therefore not separately presented.

Goodwill arose in the acquisition of Here Hear Company Limited because the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth opportunities, future market development potential and value of the assembled workforce. These benefits are not recognized separately from goodwill because they do not meet the criteria for identifiable intangible assets under ASC 805.

No contingent consideration arrangements, indemnification assets, or liabilities were recognized as part of the acquisition. The acquisition-related costs were insignificant and have been expensed in the period incurred. None of the goodwill is expected to be deductible for tax purposes. This transaction constitutes a related party transaction under ASC 850, Related Party Disclosures. See Note 11 for additional information.

8.BANK BORROWINGS

Bank borrowings were analyzed as follows:

	As of September 30,
	2024	2023
Bank borrowings –unsecured	$761,649	$821,107

Bank borrowings as of September 30, 2024 and 2023 were as follows:

			Balance as of September 30,
Lender	Note	Maturity	2024	2023
			US$	US$
The Hongkong and Shanghai Banking Corporation Limited (“HSBC”)	(1)	September 15, 2031	143,198	143,198
HSBC	(1)	June 15, 2025	3,187	6,289
HSBC	(2)	January 4, 2032	143,198	143,198
HSBC	(2)	October 4, 2025	4,576	6,289
HSBC	(3)	Aug 26, 2032	143,702	143,702
HSBC	(3)	November 26, 2025	4,527	5,785
HSBC	(4)	December 3, 2034	184,736	184,736
HSBC	(4)	March 3, 2026	5,513	5,513
HSBC	(5)	February 9, 2027	129,012	182,397
Total			761,649	821,107

(1)On June 17, 2020, Mclaren obtained a 100% Guarantee Loan of HK$1,165,998 (US$149,487) for a term of 36 months at an annual interest rate of HKD HSBC Prime Lending Rate minus 2.25% under a 100% Guarantee Loan with HSBC. This loan was guaranteed under the Small and Medium Enterprises (“SME”) Financing Guarantee Scheme, which are fully guaranteed by HKMC Insurance Limited (“HKMC”). Subsequently, the Company submitted an application for the rescheduling of repayment terms and an extension of the loan tenor (the "Application"). On January 12, 2024, HSBC issued a notification letter approving the Application. The 100% Guarantee Loan has since been sold to HKMC, with HSBC continuing to provide administrative services to HKMC for this loan. The repayment terms have been revised while maintaining the same interest rate, and the loan has been divided into two portions: HK$1,116,945.68 (US$143,198) with a tenor of 93 months, and HK$49,052.32 (US$6,289) with a tenor of 18 months. The latter, referred to as the Partial Principal Repayment Period, obligates the Company to make only partial principal repayments for the HK$1,116,945.68 (US$143,198) portion, effective from January 15, 2024.

(2)On October 9, 2020, Mclaren obtained a 100% Guarantee Loan of HK$1,165,998 (US$149,487) for a term of 60 months at an annual interest rate of HKD HSBC Prime Lending Rate minus 2.25% under a 100% Guarantee Loan with HSBC. This loan was guaranteed under the Small and Medium Enterprises (“SME”) Financing Guarantee Scheme, which are fully guaranteed by HKMC Insurance Limited (“HKMC”). Subsequently, the Company submitted an application for the rescheduling of repayment terms and an extension of the loan tenor (the "Application"). On January 18, 2024, HSBC issued a notification letter approving the Application. The 100% Guarantee Loan has since been sold to The Hong Kong Mortgage Corporation Limited ("HKMC"), with HSBC continuing to provide administrative services to HKMC for this loan. The repayment terms have been revised while maintaining the same interest rate, and the loan has been divided into two portions: HK$1,116,945.68 (US$143,198) with a tenor of 93 months, and HK$49,052.32 (US$6,289) with a tenor of 18 months. The latter, referred to as the Partial Principal Repayment Period, obligates the Company to make only partial principal repayments for the HK$1,116,945.68 (US$143,198) portion, effective from May 5, 2024.

(3)On May 28, 2021, Mclaren obtained a 100% Guarantee Loan of HK$1,165,998 (US$149,487) for a term of 96 months at an annual interest rate of HKD HSBC Prime Lending Rate minus 2.25% under a 100% Guarantee Loan with HSBC. This loan was guaranteed under the Small and Medium Enterprises (“SME”) Financing Guarantee Scheme, which are fully guaranteed by HKMC Insurance Limited (“HKMC”). Subsequently, the Company submitted an application for the rescheduling of repayment terms and an extension of the loan tenor (the "Application"). On December 20, 2023, HSBC issued a notification letter approving the Application. The 100% Guarantee Loan has since been sold to The Hong Kong Mortgage Corporation Limited ("HKMC"), with HSBC continuing to provide administrative services to HKMC for this loan. The repayment terms have been revised while maintaining the same interest rate, and the loan has been divided into two portions: HK$1,120,876.03 (US$143,702) with a tenor of 99 months, and HK$45,121.97 (US$5,785) with a tenor of 18 months. The latter, referred to as the Partial Principal Repayment Period, obligates the Company to make only partial principal repayments for the HK$1,120,876.03 (US$143,702) portion, effective from June 26, 2024.

(4)On September 5, 2023, Mclaren obtained a 100% Guarantee Loan of HK$1,483,942.00 (US$190,249) for a term of 120 months at an annual interest rate of HKD HSBC Prime Lending Rate minus 2.25% under a 100% Guarantee Loan with HSBC. This loan was guaranteed under the Small and Medium Enterprises (“SME”) Financing Guarantee Scheme, which are fully guaranteed by HKMC Insurance Limited (“HKMC”). Subsequently, the Company submitted an application for the rescheduling of repayment terms and an extension of the loan tenor (the "Application"). On January 17, 2024, HSBC issued a notification letter approving the Application. The 100% Guarantee Loan has since been sold to The Hong Kong Mortgage Corporation Limited ("HKMC"), with HSBC continuing to provide administrative services to HKMC for this loan. The repayment terms have been revised while maintaining the same interest rate, and the loan has been divided into two portions: HK$1,440,940.56 (US$184,736) with a tenor of 123 months, and HK$43,001.44 (US$5,513) with a tenor of 18 months. The latter, referred to as the Partial Principal Repayment Period, obligates the Company to make only partial principal repayments for the HK$1,440,940.56 (US$184,736) portion, effective from October 3, 2024.

(5)On February 10, 2022, Mclaren obtained a business instalment loan of HK$1,500,000 (US$192,308) for a tenor of 60 months at an interest rate of 0.23% flat rate per month with a principal moratorium period of 12 months from February 10, 2022.

Interest expenses pertaining to the above bank borrowings for the year ended September 30, 2024 and 2023 amounted to US$23,100 and US$14,762, respectively. The weighted average annual interest rate for the year ended September 30, 2024 and 2023 was [3.03]% and [1.80]%, respectively.

9.RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The Company entered into leases for uses of corporate office in Hong Kong.

The Company’s operating ROU assets and lease liabilities recognized in the consolidated balances sheets consisted of the following:

	As of September 30,
	2024	2023
Operating lease ROU assets
Cost	$155,778	$155,778
Less: accumulated amortization	$(114,670)	$(62,744)
Total	$41,108	$93,034

	As of September 30,
	2024	2023
Operating lease liabilities
Current portion	$49,558	$57,885
Non-current portion	$-	$49,558
Total	$49,558	$107,443

	As of September 30,
	2024	2023
Operating leases:
Weighted average remaining lease term (years)	0.75	1.75
Weighted average discount rate (note)	5.63%	5.63%

Note:The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments as the implicit rate cannot be readily determined.

During the years ended September 30, 2024 and 2023, the Company incurred operating lease expenses of approximately US$49,558 and US$57,885, respectively.

The maturity analysis of the Company’s non-cancelable lease obligations as of September 30, 2024 is as follows:

Operating leases
Year ending September 30, 2025	$-
Total undiscounted lease obligations	50,789
Less: imputed interest	(1,231)
Operating lease liabilities recognized in the consolidated balance sheet	$49,558

10.INCOME TAX

Cayman Islands and Cayman Islands

The Company are domiciled in the Cayman Islands and the Cayman Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company do not accrue income taxes.

Hong Kong

[Mclaren and Here Hear] are incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

The income tax provision consists of the following components:

	For the years ended September 30,
	2024	2023
Current tax expenses	$232,516	$1,392

A reconciliation of the provision for income taxes determined at statutory income tax rate to effective income tax rate is as follows:

	For the years ended September 30,
	2024	%	2023	%
Income (loss) before income tax expense	$1,538,034		$(1,364)

Income tax rate in the Cayman Islands, permanent tax holiday	-	-%	-	0.0%
Tax at Hong Kong statutory tax rate of 16.5%	253,776	16.5%	(225)	16.5%
Effect of tax-exempt for the subsidiaries incorporated in Cayman Islands	-	-%	-	0.0%
Tax concession	(21,154)	8.25%	-	-
Tax effect on non-deductible expenses	921	16.5%	710	16.5%
Tax effect on non-taxable incomes (note a)	(106)	16.5%	(304)	16.5%
Net effect of tax losses and other temporary differences not recognized and utilization of previously unrecognized tax losses and other temporary differences	(921)	16.5%	1,211	16.5%
Income tax expense	$232,516	12.1%	$1,392	-%

(a)The non-taxable income represents bank interest income which is not taxable under Hong Kong Profits Tax for years ended September 30, 2024 and 2023, respectively.

11.RELATED PARTY BALANCES AND TRANSACTIONS

Relationship with related party

Name	Relationship
Tan Haiping (Ms. Tan)	Shareholder and Director
Lam Pak Chung (Mr. Lam)	Spouse of Ms. Tan and General Manager of Mclaren

Amounts due (to) from a related party consists of the following:

		As of September 30,
Name	Nature	2024	2023
		US$	US$
Ms. Tan	Amount (to) due from a shareholder	(21,251)	187,096#
Mr. Lam	Amount due from a related party	15,384	9,593*

The balances with related parties primarily represent current account transactions, through which related parties provide temporary, unsecured, and interest-free financial support to the Group, with no fixed repayment terms. These amounts are non-trade in nature.

# The amount due from Ms. Tan is a net balance of an amount due from Ms. Tan of US$190,882 and an amount due to Ms. Tan of US$3,786 which both amounts are temporary, unsecured, and interest-free, with no fixed repayment terms. These amounts are non-trade in nature.

* The balance of US$9,593 represents a deposit for the acquisition of Here Hear Company Limited. On December 20, 2022, Mclaren (the acquirer) completed the acquisition of 100% equity interest in Here Hear Company Limited (the acquiree) from Mr. Lam Pak Chung, the spouse of Ms. Tan Haiping, for a consideration of HK$300,000 (US$38,462), thereby obtaining control of the entity. This strategic acquisition provides a platform for the Group to further develop its immigration consultancy services in Hong Kong. (see Note 7).

For the fiscal years ended September 30, 2024 and 2023, we paid aggregate compensation of approximately $78,077 and $80,769, respectively, to our directors and executive officers. This amount includes salaries and employer contributions to retirement benefit plans. No bonuses, stock options, or other share-based compensation were granted during these periods.

12.RISKS AND UNCERTAINTIES

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, account receivables, other receivables and amounts due from related parties.

Cash and cash equivalents

Cash and cash equivalents solely represents the bank balances placed in banks in Hong Kong bank accounts. The Company believes that there is no significant credit risk associated with the bank balances which were held by financial institutions with high-credit ratings and quality in the jurisdiction where the Company’s Hong Kong subsidiary is located.

Account receivables and other receivables

The Company is exposed to risk from account receivables. These assets are subject to credit evaluations. An allowance, where applicable, is made for estimated unrecoverable amounts that have been determined by reference to past default experience and the current economic environment. Other receivables consist of out-of-pocket payments to be receivable from the service clients. To reduce credit risk, the Group performs on-going credit evaluations of the financial condition of these service clients. The Group establishes a provision for doubtful accounts based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Customer concentrations

For the year ended September 30, 2024, three clients accounted for [24.8]%, [14.7]% and [10.3]% of total revenue which are generated from the immigration consultancy services. For the year ended September 30, 2023, three clients accounted for [8.8]%, [8.7]% and [7.8]% of total revenue which were generated from recruitment services. Except these, no other customers accounted for more than 10% of revenue for the years ended September 30, 2024 and 2023.

As of September 30, 2024, [two] clients accounted for [54.9]% and [43.5]%  of the total balance of account receivables. As of September 30, 2023, four clients accounted for [33.2]%, [23.9]%, [21.7]% and [14.1]%  of the total balance of contract receivables. Except these, no other customers accounted for more than 10% of contract receivables as of September 30, 2024 and 2023.

Vendor concentrations

For the year ended September 30, 2024, three vendors accounted for [67.5%]%, [19.9]% and [9.6]% of total service costs (excluding the direct labor cost). Except these, no other vendors accounted for more than 10% of total service costs for the years ended September 30, 2024 and 2023.

Interest rate risk

The Company is exposed to cash flow interest rate risk through changes in interest rates related mainly to the Company’s bank borrowings and bank balances. The director monitors the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arise.

Market and geographic risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

13.SHAREHOLDERS’ EQUITY

Class A and Class B Ordinary Shares

The Company was established under the laws of the Cayman Islands on March 20, 2025.

For the sake of undertaking a public offering of the Company’s Class A Ordinary Shares, the Company completed a re-organizing transaction resulting in 50,000 Class A Ordinary Shares and 50,000 Class B Ordinary Shares outstanding that have been retroactively restated to the beginning of the first period presented. Please refer to Note 1 for the details of re-organization.

As part of the share redesignation, 50,000 Lucky Cheer shares were converted to Class B shares (each carrying 20 votes and convertible to Class A), conversion right in respect of a holder of Class B Ordinary Shares, subject to the provisions of the Articles and to any applicable fiscal or other laws or regulations including the Act, to convert all or any of its Class B Ordinary Shares, into the Conversion Number of Class A Ordinary Shares in its discretion, while 30,000 Lucky Cheer shares became Class A shares (each carrying 1 vote and non-convertible).

Constructive dividend

The Company did not declare nor pay any a constructive dividend for the year ended September 30, 2024 and 2023. The Company’s memorandum of association does not contain any restrictions on the issuance of dividends from negative reserves. Nevertheless, the memorandum of association of its primary operation subsidiary, [●] stipulates that no dividend should be declared from a negative reserve.

14.SUBSEQUENT EVENT

The Company performed the Group Reorganization as detailed in note 1 above.

The Company evaluated all events and transactions that occurred after September 30, 2024 up through [ ], which is the date that these consolidated financial statements are available to be issued. Saved to the Group Reorganization, there were no other material subsequent events that require disclosure in these consolidated financial statements.

15.PARENT COMPANY ONLY FINANCIAL INFORMATION

The following presents condensed parent company only financial information of Mclaren International Holdings Limited.

Condensed balance sheets

	As of September 30,
	2024	2023
ASSETS
Non-current assets:
Interests in a subsidiary	$2	$2
Total non-current assets	2	2
TOTAL ASSETS	$2	$2

COMMITMENTS AND CONTINGENCIES

Shareholders’ equity
Class A Ordinary Shares $0.0001 par value per share; 50,000 shares authorized; 50,000 shares issued and outstanding as of September 30, 2024 and 2023*	$5	$5
Class B Ordinary Shares $0.0001 par value per share; 50,000 shares authorized; 50,000 shares issued and outstanding as of September 30, 2024 and 2023*	$5	$5
Shares subscription receivable	(8)	(8)
Total shareholders’ equity	2	2

SHAREHOLDERS’ EQUITY	$2	$2

*	Retrospectively restated for effect of share reorganization (see Note 1)

Condensed profit and loss and other comprehensive income

For the years ended September 30,
	2024	2023
	US$	US$
Revenue	-	-
Total Operating expenses	-	-
Total other income	-	-
Income before income tax expense	-	-
Income tax expense	-	-
Net income	-	-
Other comprehensive income	-	-
Basic and diluted net income per share	-	-
Weighted average number of shares outstanding - basic and diluted	-	-

Condensed statement of cash flows

For the years ended September 30,
	2024	2023
	US$	US$
Net income	-	-
Net cash provided by operating activities	-	-
Net cash provided by investing activities	-	-
Net cash provided by financing activities	-	-
Net increase in cash and cash equivalents	-	-
Cash, cash equivalents at beginning of year	-	-
Cash, cash equivalents at end of year	-	-

(i)	Basis of Presentation

The Company was incorporated under the laws of the Cayman Islands as a limited company on [March 20, 2025] and as a holding company.

In the condensed parent company only financial statements, the Company’s investment in subsidiary stated at cost of acquisition in Mclaren. Those condensed parent company only financial statements should be read in connection with the consolidated financial statements and notes hereto.

The condensed parent company only financial statements are presented as if the incorporation of the Company and its acquisition of subsidiaries had taken place.

(ii)	Restricted Net Assets

Schedule I of Rule 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company only financial statements have to be prepared in accordance with Rule 12-04, Schedule I of Regulation S-X if the restricted net assets of the subsidiaries of Mclaren International Holdings Limited exceed 25% of the consolidated net assets of Mclaren International Holdings Limited. The Company generates revenues from its wholly owned subsidiary in Hong Kong. The abilities of the Company’s subsidiaries in Hong Kong to pay dividends is not restricted. In this connection, the restricted net assets of the subsidiaries of Mclaren International Holdings Limited do not exceed 25% of the consolidated net assets of Mclaren International Holdings Limited and accordingly the above condensed parent company only financial information of Mclaren International Holdings Limited is presented for supplementary reference.

As of September 30, 2024 and 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stock or guarantees of the Company, except for those that have been separately disclosed in the consolidated financial statements, if any.